As filed with the Securities and Exchange Commission on November 3, 2006

Registration No. 333-131007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

INITIAL REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1	☐ Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 50

Massachusetts Mutual Variable Annuity Separate Account 4

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

Stephen L. Kuhn

Senior Vice President, Secretary and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:    Continuous.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	on pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	on pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Immediate Variable Annuity Contract

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS

REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Index of Special Terms

3	Table of Fees and Expenses

4	Not Applicable

5	The Company; Investment Choices

6	Expenses; Distributors

7	Contract Roles; Purchasing a Contract; Voting Rights; Reservation of Rights; Cover Page

8	The Income Phase

9	Death Provisions

10	Distribution

11	Withdrawals

12	Federal Taxes

13	Legal Proceedings

14	Additional Information Caption in Statement of Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

18	Distribution; Experts

19	Purchase of Securities Being Offered

20	Distribution

21	Not Applicable

22	Not Applicable

23	Financial Statements

PART A

INFORMATION REQUIRED IN A PROSPECTUS

Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual RetireEase SelectSM Immediate Variable and Fixed Annuity

This prospectus describes a single premium individual immediate variable and fixed annuity. The contract is designed for persons who would like to receive variable or a combination of variable and fixed annuity payments from an annuity contract. It is available as either a non-qualified contract or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended (Tax Code).

You, the owner, have a number of investment choices in this contract. Subject to state availability, these investment choices include a fixed investment choice, called the general account, and variable investment choices available through our separate account. Through our separate account you may elect a number of sub-accounts, each of which invests in one of the following funds:

AIM Variable Insurance Funds

•	AIM V.I. Financial Services Fund (Series I Shares)
•	AIM V.I. Global Health Care Fund (Series I Shares)
•	AIM V.I. Technology Fund (Series I Shares)

Fidelity® Variable Insurance Products Fund

•	Fidelity® VIP Contrafund® Portfolio (Initial Class)

ING Variable Products Trust

•	ING VP Real Estate Portfolio (Class S)

MML Series Investment Fund

•	MML Asset Allocation Fund
•	MML Blue Chip Growth Fund
•	MML Concentrated Growth Fund (Class I)
•	MML Emerging Growth Fund
•	MML Equity Income Fund
•	MML Equity Index Fund (Class I)
•	MML Foreign Fund
•	MML Global Fund (Class I)
•	MML Growth & Income Fund
•	MML Growth Equity Fund
•	MML Income & Growth Fund
•	MML Large Cap Growth Fund
•	MML Large Cap Value Fund
•	MML Mid Cap Growth Fund
•	MML Mid Cap Value Fund
•	MML Money Market Fund
•	MML OTC 100 Fund
•	MML Small Cap Growth Equity Fund
•	MML Small Cap Index Fund
•	MML Small Cap Value Fund

MML Series Investment Fund II

•	MML Blend Fund
•	MML Enhanced Index Core Equity Fund
•	MML Equity Fund
•	MML Inflation-Protected Bond Fund
•	MML Managed Bond Fund
•	MML Small Cap Equity Fund
•	MML Small Company Opportunities Fund

Oppenheimer Variable Account Funds

•	Oppenheimer Balanced Fund/VA
•	Oppenheimer Capital Appreciation Fund/VA
•	Oppenheimer Global Securities Fund/VA
•	Oppenheimer High Income Fund/VA
•	Oppenheimer Main Street Fund®/VA
•	Oppenheimer MidCap Fund/VA
•	Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.

•	Oppenheimer International Growth Fund/VA

PIMCO Variable Insurance Trust Series

•	PIMCO VIT CommodityRealReturn Strategy Portfolio (Advisor Class)

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated November 16, 2006. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 49 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 272-2216 or write to: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067. (Overnight Mail Address: MassMutual Financial Group, Annuity Service Center HUB, L058, 1295 State Street, Springfield, MA 01111-0111)

The contract:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.

The SEC has not approved this contract or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

November 16, 2006

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Age	5

Annuitant	10

Annuity Date	15

Annuity Options	16

Annuity Payments	15

Annuity Service Center	4

Annuity Unit Value	41

Assumed Interest Rate (AIR)	15

Commuted Value	39

Contract Year	15

Good Order	4

Non-Qualified Contract	42

Purchase Payment	12

Qualified Contract	42

Separate Account	23

Sub-account	23

Index of Special Terms

Contacting the Company

How to Contact Us.  You may contact us by calling your registered representative or our Annuity Service Center at (800) 272-2216 (press 2), Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time. You may also e-mail us by visiting www.massmutual.com/annuities and clicking on “Service Request Form.” Additionally, you may write to us at: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

Sending Forms and Written Requests in Good Order.  From time to time, you may want to submit a written request for a withdrawal, a change of beneficiary, or some other action. We can only act upon your request if we receive it in “good order.” Contact our Annuity Service Center to learn what information we require for your request to be in “good order.” Generally, your request must include the information and/or documentation we need to complete the action without using our own discretion to carry it out. Additionally, some actions may require that you submit your request on our company’s form.

Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Type.  The contract described in this prospectus is a single premium individual immediate variable and fixed annuity. The contract is designed for persons who would like to generate variable or a combination of variable and fixed annuity payments from an annuity contract. It is available as either a non-qualified contract or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended (Tax Code).

The Prospectus and the Contract.  This prospectus describes general provisions of the contract, but is not intended to address all details of the contract. Where the prospectus and contract differ, the contract will control. You should read your contract for more information about its terms and conditions. Your contract may include state-specific requirements which are not described in this prospectus. Each contract is subject to the law of the state in which the contract is issued. Some of the terms of your contract may differ from the terms of the contract delivered in another state because of state-specific legal requirements. Subject matters in which there may be state-specific contract provisions include:

•	the surrender charge;

•	the availability of certain investment choices;

•	certain contract features;

•	free look rights;

•	the minimum interest rate credited to the general account;

•	premium taxes; and

•	fund transfer rights.

If you would like information regarding state-specific contract provisions, you should contact your registered representative or call our Annuity Service Center at the number shown on page 1 of this prospectus.

Contract Roles and Rights.  There are five basic terms for roles under the contract: the owner(s), the annuitant, the joint annuitant, the beneficiary, and the payee. The contract is an agreement between “you,” the owner and “us,” MassMutual. It is important that you understand who will have what rights, if any, under the contract. For example, upon death of the annuitant and joint annuitant, if any, the current owner(s) relinquish all contract rights to the designated beneficiary.

Contacting the Company/Overview

You should carefully discuss your intentions with your registered representative to ensure you assign an annuitant, joint annuitant and beneficiaries in a manner that will carry out your wishes. See “Contract Roles” and “Death Provisions.”

Annuity Payments.  We make annuity payments based on the annuity option you elect. When you elect an annuity option you also elect a number of features including but not limited to: duration, number of payees, payments to beneficiaries, and whether payments will be variable or a combination of fixed and variable annuity payments. We require you to elect variable annuity payments or a combination of fixed and variable annuity payments during your first contract year. Any time after your first contract year, if you want to elect only fixed annuity payments, you may do so by electing the general account as your only investment choice.

Variable Annuity Payments.  If you choose variable annuity payments, payment amounts will vary with the investment performance of the funds you elect.

Fixed Annuity Payments.  If you elect fixed annuity payments, payment amounts will not vary.

See “Annuity Payments,” and for a description of additional contract features available with certain annuity options see “MassMutual Budget ProtectorSM,” “MassMutual Payment ProtectorSM,” and “MassMutual Inflation ProtectorSM.”

Free Look/Right to Cancel the Contract.  After you receive the contract, you generally have ten calendar days during which you can cancel the contract. See “Right to Cancel Your Contract.”

Death Provisions.  Upon the death of the annuitant and joint annuitant, if any, certain annuity options may provide continuing payments. After death of the owner(s) and/or the annuitant and joint annuitant, if any, in some cases the beneficiary will assume ownership rights under the contract. See “Death Provisions.”

Withdrawals.  Some annuity options allow you to withdraw a portion or all of any remaining guaranteed payments. A surrender charge may apply. See “Withdrawals.”

Transfers.  You may transfer among the investment choices, subject to certain restrictions. See “Transfers and Transfer Programs.”

Fees.  Certain fees associated with the contract will reduce annuity payments. See “Table of Fees and Expenses” and “Expenses.”

Taxation.  The Internal Revenue Code of 1986, as amended, (Tax Code), has certain rules that apply to the contract. There are some rules that only apply to your contract if it is issued as a non-qualified contract, an IRA, an inherited IRA or a custodial IRA. Tax penalties may apply if rules are not followed. See “Federal Taxes.”

Definition of Age.  When we use the term “age” in the prospectus, except when discussed in regards to specific tax provisions, we define age as a person’s age on his/her birthday nearest the date for which the age is being determined. For example, age 80 is the period of time between age 79 years, 6 months and 1 day and age 80 and 6 months. Based on the contract’s definition, you attain age 80 at calendar age 79 years, 6 months and 1 day.

Overview

Table of Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

I. The first table describes the fees and expenses that you will pay at the time that you transfer between investment choices, make a withdrawal or surrender the contract. We do not deduct a sales charge when you purchase a contract. Premium taxes may also be deducted, but are not reflected below.

Owner Transaction Expenses

	Current	Maximum
Transfer Fee
	Twelve free transfers per contract year, thereafter, $20 per transfer.[1]	Twelve free transfers per contract year, thereafter, $20 per transfer.[1]

Surrender Charge for partial or full withdrawals	Current	Maximum
(as a percentage of amount withdrawn)	8%[2]	8%[2]

1 Currently, any transfers made as part of the Automatic Rebalancing Program and transfers from the general account to a sub-account, are not subject to the assessment of a transfer fee, and therefore, do not count toward your twelve free transfers every contract year.

[2] Surrender Charge Schedule
Contract year when withdrawal is made:	1	2	3	4	5	6	7	8	9	10 or later

Percentage of amount withdrawn:	8%*	8%	7%	6%	5%	4%	3%	2%	1%	0%

* Withdrawals in the first year are not permitted if you elect a lifetime or lifetime with period certain annuity option.

II. The next table describes fees and expenses you will pay periodically during the time you own the contract, not including fees and expenses deducted by the funds you elect.

Periodic Contract Charges

	Current	Maximum
Annual Contract Maintenance Charge	$0	$60

Table of Fees and Expenses

Separate Account Annual Expenses

	For contracts without Payment Protector	For contracts with Payment Protector
Maximum Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.70%	1.70%
Administrative Charge	0.25%	0.25%
MassMutual Payment Protector Charge	0.0%	1.25%

Maximum Total Separate Account Annual Expenses	1.95%	3.20%

	For contracts without Payment Protector	For contracts with Payment Protector
Current Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Charge	0.15%	0.15%
MassMutual Payment Protector Charge	0.0%	0.50%

Current Total Separate Account Annual Expenses	1.25%	1.75%

Table of Fees and Expenses

Annual Fund Operating Expenses

When a sub-account purchases shares of a fund, the annual fund operating expenses are reflected in the purchase price. So, while you own the contract, if you elect any sub-accounts as investment choices, the annuity payments will be impacted by the annual fund operating expenses charged by the fund in which that sub-account invests. The first table shows the minimum and maximum total annual fund operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2005. More detail concerning each fund’s expenses that you may pay periodically during the time that you own the contract, is contained in the second table below and in each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.41%	1.51%

The following table provides more specific information about the total annual fund operating expenses of each fund. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2005.

Investment Management Fees and Other Expenses

Fund Name	Management Fees		Other Expenses		12b-1 Fees	Total Fund Operating Expenses
AIM V.I. Financial Services Fund (Series I Shares)	0.75%		0.37%		—	1.12%	[1]
AIM V.I. Global Health Care Fund (Series I Shares)	0.75%		0.33%		—	1.08%	[1]
AIM V.I. Technology Fund (Series I Shares)	0.75%		0.37%		—	1.12%	[1]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.57%		0.09%		—	0.66%	[2]
ING VP Real Estate Portfolio (Class S)	0.80%	[3]	0.45%		0.25%	1.50%
MML Asset Allocation Fund	0.55%		0.09%	[4]	—	0.64%	[5]
MML Blend Fund	0.40%		0.03%		—	0.43%	[6]
MML Blue Chip Growth Fund	0.75%		0.23%	[4]	—	0.98%	[5]
MML Concentrated Growth Fund (Class I)	0.60%		0.24%	[4]	—	0.84%	[5]
MML Emerging Growth Fund	1.05%		0.46%		—	1.51%	[6]
MML Enhanced Index Core Equity Fund	0.55%		0.26%		—	0.81%	[6]
MML Equity Fund	0.38%		0.03%		—	0.41%	[6]
MML Equity Income Fund	0.75%		0.10%	[4]	—	0.85%	[5]
MML Equity Index Fund (Class I)	0.10%		0.38%		—	0.48%	[7]
MML Foreign Fund	0.89%		0.13%	[4]	—	1.02%	[5]
MML Global Fund (Class I)	0.60%		0.28%	[4]	—	0.88%	[5]
MML Growth & Income Fund	0.50%		0.08%	[4]	—	0.58%	[5]
MML Growth Equity Fund	0.80%		0.25%		—	1.05%	[6]
MML Income & Growth Fund	0.65%		0.10%	[4]	—	0.75%	[5]
MML Inflation-Protected Bond Fund	0.59%		0.04%		—	0.63%	[6]
MML Large Cap Growth Fund	0.65%		0.14%	[4]	—	0.79%	[5]
MML Large Cap Value Fund	0.80%		0.09%		—	0.89%	[6]
MML Managed Bond Fund	0.45%		0.01%		—	0.46%	[6]
MML Mid Cap Growth Fund	0.77%		0.08%	[4]	—	0.85%	[5]
MML Mid Cap Value Fund	0.84%		0.09%	[4]	—	0.93%	[5]
MML Money Market Fund	0.49%		0.05%		—	0.54%	[6]
MML OTC 100 Fund	0.45%		0.41%		—	0.86%	[6]

Table Of Fees And Expenses

Fund Name	Management Fees	Other Expenses		12b-1 Fees	Total Fund Operating Expenses
MML Small Cap Equity Fund	0.65%	0.06%		—	0.71%	[6]
MML Small Cap Growth Equity Fund	1.07%	0.15%		—	1.22%	[6]
MML Small Cap Index Fund	0.35%	0.18%	[4]	—	0.53%	[5]
MML Small Cap Value Fund	0.75%	0.14%	[4]	—	0.89%	[5]
MML Small Company Opportunities Fund	1.05%	0.09%		—	1.14%	[6]
Oppenheimer Balanced Fund/VA	0.72%	0.02%		—	0.74%
Oppenheimer Capital Appreciation Fund/VA	0.64%	0.02%		—	0.66%
Oppenheimer Global Securities Fund/VA	0.63%	0.04%		—	0.67%
Oppenheimer High Income Fund/VA	0.72%	0.03%		—	0.75%
Oppenheimer International Growth Fund/VA	1.00%	0.09%		—	1.09%
Oppenheimer Main Street Fund®/VA	0.65%	0.02%		—	0.67%
Oppenheimer MidCap Fund/VA	0.67%	0.02%		—	0.69%
Oppenheimer Strategic Bond Fund/VA	0.69%	0.02%		—	0.71%
PIMCO VIT CommodityRealReturn Strategy Portfolio (Advisor Class)	0.49%	0.25%	[8]	0.25%	0.99%

1. The fund’s advisor has contractually agreed to waive advisory fees and/or reimburse expenses of the fund to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.30% of average daily net assets. In determining the advisor’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the number stated above: (i) interest; (ii) taxes; (iii) dividend expense of short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the fund’s Board of Trustees; and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the fund may benefit are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the fund. The expense limitation is in effect through April 30, 2007.

2. A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the fund’s custodian expenses. Including these reductions, the total class operating expenses would have been 0.64%. These offsets may be discontinued at any time.

3. The advisor has entered into a written expense limitation agreement with the portfolio under which it will limit expenses of the portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the advisor within three years. The amount of expenses proposed to be waived during the current fiscal year by the advisor for the portfolio is 0.20%. The expense limit will continue through at least May 1, 2007. The expense limitation agreement is contractual and shall renew automatically for one-year terms unless the advisor provides written notice of the termination of the expense limitation agreement within 90 days of the then-current term or upon termination of the investment management agreement.

4. Other Expenses are based on estimated amounts for the first fiscal year of the fund.

5. MassMutual has agreed to cap the fees and expenses of the fund (other than extraordinary litigation and legal expenses, or other non-recurring or unusual expenses) through April 30, 2008. The agreement cannot be terminated unilaterally by MassMutual. The expenses shown for the MML Asset Allocation Fund, MML Blue Chip Growth Fund, MML Concentrated Growth Fund (Class I), MML Global Fund (Class I), MML Growth & Income Fund, MML Income & Growth Fund, MML Large Cap Growth Fund, MML Small Cap Index Fund and MML Small Cap Value Fund do not reflect this cap. If this table did reflect the cap, the Total Net Operating Expenses would be 0.57%, 0.85%, 0.76%, 0.71%, 0.52%, 0.70%, 0.73%, 0.45% and 0.88%, respectively. For the MML Equity Income Fund, MML Foreign Fund, MML Mid Cap Growth Fund and MML Mid Cap Value Fund the cap is equal to the expenses reflected in the table.

6. MassMutual has agreed to bear expenses of the funds (other than the management fees, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset values of the funds through April 30, 2007. Such agreements cannot be terminated unilaterally by MassMutual. The expenses shown for MML Emerging Growth Fund, MML Enhanced Index Core Equity Fund, MML Growth Equity Fund, MML OTC 100 Fund and MML Small Cap Growth Equity Fund do not include this reimbursement. If this table did reflect these reimbursements, the Total Net Operating Expenses would be 1.16%, 0.66%, 0.91%, 0.56% and 1.18%, respectively. We did not reimburse any expenses of the MML Blend Fund, MML Equity Fund, MML Inflation-Protected Bond Fund, MML Large Cap Value Fund, MML Managed Bond Fund, MML Money Market Funds, MML Small Cap Equity Fund and MML Small Company Opportunities Fund in 2005.

7. MassMutual has agreed to bear the expenses (other than the management and administrative fees, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.05% of the average daily net asset values through April 30, 2007. Such agreements cannot be terminated unilaterally by MassMutual. If this table had reflected these waivers, the Total Net Operating Expenses would have been 0.45%.

8. “Other Expenses,” which are based on estimated amounts for the initial fiscal year of the class, reflect an administrative fee of 0.25%.

(See the fund prospectuses for more information.)

Table Of Fees And Expenses

The Company

In this prospectus, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Contract Roles

Owner

In General.  In this prospectus, “you” and “your” refer to the owner and joint owner, if any, of the contract. The owner is named at the time you apply for a contract. The owner can be an individual or a non-natural person. If your contract is qualified, the owner and the annuitant must be the same, unless the contract is a custodial IRA. The owner (and joint owner, if any) has all ownership rights under the contract while the annuitant and joint annuitant, if any, are alive.

Generally, you will want to designate yourself as the annuitant or sole primary beneficiary, so that you do not lose your contract rights during your lifetime.

Joint Owners.  If your contract is non-qualified, joint owners can own the contract. The contract cannot be owned jointly by an individual and a non-natural person. Unless otherwise indicated in the prospectus, if there are joint owners, we require signatures of both joint owners for transactions.

Non-natural Owners.  When a non-natural person (e.g., a corporation, limited liability company, partnership or certain other entities) owns a non-qualified contract, the contract will generally not be treated as an annuity for tax purposes. However, if a trust or other entity holds the contract as an agent for a natural person, the contract will be treated as an annuity for tax purposes. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

Changing Owners.  We allow you to change an owner if your contract is non-qualified or a custodial IRA. An ownership change may be a taxable event. To change the owner, submit a written request, in good order, to our Annuity Service Center. The change will take effect as of the date you sign the written request. We will not be liable for any payment made or action taken before we record the change.

Ownership Rights at Time of Application.  At the time of application, subject to certain restrictions, you have the right to elect or designate the following:

•	an owner and joint owner;

•	an annuitant and, if applicable, a joint annuitant;

•	a payee, or up to four payees, to whom we will make annuity payments;

•	the frequency of payments, the annuity option, the assumed investment rate and the annuity payment start date;

•	a beneficiary or beneficiaries;

•	what portion of your purchase payment will be used to purchase fixed annuity payments and what portion will purchase variable annuity payments;

•	the initial allocation among investment choices; and

•	any optional features we may make available.

Ownership Rights between Date of Contract Issue and First Annuity Payment Date.  Between the date of contract issue and the first annuity payment date, subject to certain restrictions, you have the right to:

•	cancel the contract during the free look period;

•	change beneficiaries;

The Company/Contract Roles

•	change payees;

•	change owners;

•	change allocations among investment choices;

•	elect or cancel the Automatic Rebalancing Program (you cannot revoke this if you have a current election of Payment Protector).

Ownership Rights Between the First Annuity Payment Date and Prior to Death of the Annuitants.  Between the first annuity payment date and prior to death of the annuitants, subject to certain restrictions, you have the right to:

•	change the beneficiaries;

•	change payees;

•	change the owners;

•	change allocations among investment choices;

•	make a partial or full withdrawal if the elected annuity option allows, and subject to certain restrictions;

•	revoke election of Payment Protector but only on the fifth contract anniversary or on any subsequent anniversary;

•	elect or cancel the Automatic Rebalancing Program (you cannot revoke this if you have a current election of Payment Protector).

Ownership Rights Upon Death.  A beneficiary who assumes ownership rights after death of the owners and/or the annuitants, has restricted rights under the contract. See “Death Provisions.”

Annuitant and Joint Annuitant

You will designate an annuitant when you purchase the contract. If you elect an annuity option for two annuitants, you will designate an annuitant and a joint annuitant. The age and gender of the annuitant and joint annuitant will be considered when we value your annuity payments, as permitted by law. You designate the annuitant and any joint annuitant at the time of application and you may not change the designations once we issue your contract except as we describe under “Death Provisions – Death Before the First Annuity Payment Date.” The annuitant and joint annuitant roles have no rights under the contract. If your contract is qualified, you, the owner, must be the annuitant (unless the contract is a custodial IRA). The Tax Code may impose additional restrictions on who can be designated an annuitant and if more than one annuitant is permitted.

Generally, you will want to designate yourself as the annuitant or sole primary beneficiary, so that you do not lose your contract rights during your lifetime.

In this prospectus, the plural term “annuitants” will mean “annuitant and joint annuitant, if any.”

Beneficiary

The beneficiary will assume restricted ownership rights of the contract:

•	upon the death of the owner and joint owner, if any; and/or

•	upon the death of the annuitant and joint annuitant, if any.

After death of the annuitant and joint annuitant, if any, if there are continuing annuity payments, we will stop those payments until the beneficiary designates payee(s). See “Death Provisions.”

You name the beneficiaries at the time of application. You can change the beneficiaries at any time, unless you assign an irrevocable beneficiary. In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. To change the beneficiary, subject to the rights of each irrevocable beneficiary, submit a written request, in good order, to our Annuity Service Center. The change will take effect as of the date you sign the written request. We will not be liable for any payment made or action taken before we record the change. You can designate that one or more beneficiaries be restricted from requesting a lump-sum payment of death proceeds.

If you do not designate a beneficiary, we will designate a beneficiary according to our rules described in “Death Provisions – Default Beneficiaries.” If you have a qualified contract with a joint annuitant, the joint annuitant must be the sole primary beneficiary.

Payee

The payee is the person you designate on the application to receive annuity payments from the contract. Currently, you may designate up to four payees. If you have multiple payees, you may request that each receive a specified dollar amount or percentage of payment. To change payees and/or the dollar amounts or percentages paid to payees, submit a written request, in good order, to our Annuity Service Center. The change will take

Contract Roles

effect as of the date you sign the written request. We will not be liable for any payment made or action taken before we record the change. If you designate payees other than yourself, there may be tax consequences. The payee role has no rights under the contract.

Purchasing a Contract

How to purchase the contract.  You may purchase the contract by submitting your purchase payment and the required application forms to your registered representative or our Annuity Service Center.

First Class Mail

MassMutual Financial Group

Annuity Service Center Hub

P.O. Box 9067

Springfield, MA 01102-9067

Overnight Mail

MassMutual Financial Group

ASC Hub – L058

1295 State St.

Springfield, MA 01111

We have the right to reject any application or purchase payment.

Required purchase payment amount.  To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made.

The maximum purchase payment amount we accept without our prior approval is based on the age of the oldest annuitant on the contract issue date:

•	$1,500,000 if the oldest annuitant is age 75 or under;

•	$500,000 if the owner is non-natural or if the oldest annuitant is age 76 or over.

Multiple Transfers or Rollovers.  If your initial purchase payment includes multiple transfers or rollovers we will proceed as follows:

We will treat transfer/rollover payments received within 60 calendar days from our receipt of the first payment as a single purchase payment. Subject to our procedures described under “Purchasing a Contract – Allocation of Purchase Payment,” we will apply the single purchase payment to the contract upon the earlier of:

(a)	our receipt of all transfer/rollover payments; or

(b)	60 calendar days from our receipt of the 1st payment.

Any portion of the purchase payment you allocated to the general account will not receive a credit for the time between our receipt of the payment and the contract issue date. Any portion of the purchase payment allocated to a sub-account will not receive a credit nor will it receive any sub-account performance.

If the minimum purchase payment amount is not satisfied within 60 calendar days from our receipt of the first payment, the purchase payment(s) will be returned and we will not issue you a contract. If, on the 60th calendar day since our receipt of the first payment, the amount received to date meets the minimum purchase payment requirement, we will issue your contract with the amount received to date regardless of the fact that the entire amount of the anticipated single purchase payment has not been received by us. If you would prefer we open separate contracts at the time each transfer/rollover is received, you must submit a separate application for each.

Age Requirements.  If you are requesting a lifetime annuity option, the annuitants must be between the ages of 18 and 90 when we issue the contract. If you request a non-lifetime annuity option, then the annuitant must not be older than 100 when we issue the contract. We define age in “Overview.”

Allocation of Purchase Payment.  When you purchase your contract, you elect your investment choices among those we currently offer. You may not allocate more than 70% of your purchase payment to the general account. After your first contract year you may make transfers into the general account. If you elect Payment Protector and/or the Asset Allocation Program there are additional allocation restrictions. See “MassMutual Payment ProtectorSM” and “Asset Allocation Program.”

Once we receive your purchase payment and the necessary information in good order at our

Contract Roles/Purchasing a Contract

Annuity Service Center, we will issue your contract and apply your purchase payment to the contract within two business days. If we do not have the information required to issue your contract, we will contact you. When we receive all of the necessary information, we will then apply your purchase payment within two business days. If for some reason we are unable to complete this process within five business days, we will either issue a refund or obtain your permission to keep your purchase payment until we obtain all of the necessary information. We have the right to reject any application or purchase payment. We reserve the right to allocate your purchase payment to the MML Money Market Fund until the end of the right to cancel period.

Purchasing Two or More Contracts.  If you purchase two or more of the RetireEase Select contracts, subject to certain restrictions, you may request that we combine certain administrative services such as statements and payments.

Replacement of Life Insurance or Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest.

Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Suitability

According to federal securities law, a registered representative is required to recommend a security only when he/she believes that the security is suitable for the customer. The registered representative must have reasonable grounds for believing that the recommendation is suitable for such customer based upon the facts disclosed by the customer as to his/her other security holdings and his/her financial situation and needs.

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are charges associated with these benefits and advantages. Owning a variable annuity represents a long-term financial commitment.

Before you purchase a variable annuity contract, you should consider:

•	if you have a long-term investment horizon.

•	if you can afford to make the initial and any subsequent purchase payments based on your other assets and income.

•	if you understand how the product works and how charges may impact your contract performance.

•	if you are willing to tolerate market fluctuations based on underlying fund performance.

•	if you have a need for the benefits offered with a variable annuity such as tax-deferral and lifetime income.

•	if using a variable annuity contract to fund a tax-qualified plan such as an IRA is the right investment decision for you, since a variable annuity does not provide any additional tax advantages.

•	if purchasing a variable annuity is the right investment decision for you if the owner of the contract will be a non-natural person, since generally tax-deferral is not provided when a

Purchasing a Contract/Replacement of Life Insurance or Annuities/Suitability

non-natural person owns a variable annuity contract.

•	if purchasing a variable annuity is the right investment decision for you if you are an older person, given the long-term financial commitment, potential market fluctuations and charges associated with a variable annuity, as well as whether you are in a tax bracket that justifies the need for tax-deferral.

•	if you are replacing your current annuity contract by purchasing the proposed variable annuity contract. If so, carefully compare the costs and benefits of your existing annuity contract with the costs and benefits of the proposed variable annuity contract, and understand what benefits of your existing annuity contract you may be forfeiting.

•	if your registered representative is receiving additional compensation for selling this variable annuity contract. Please refer to the “Distribution” section for more information about additional compensation arrangements.

•	if you are purchasing this contract with the intention to make frequent fund transfers. If you are, you should not purchase this variable annuity contract. Please refer to the “Limits on Frequent Trading and Market Timing Activity” section for more information.

Please note that we and our affiliates offer a variety of annuity contracts. Each contract is designed to satisfy a customer’s need for a long-term retirement product. Please ask your registered representative for more information about the annuity contracts we issue to determine if one of them is a suitable investment for you based upon your needs and financial situation.

Right to Cancel Your Contract

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a surrender charge. Within seven days after we receive the contract back from you, we will refund the purchase payment amount allocated to the general account and the value of the purchase payment amount allocated to the separate account, reduced by any amounts withdrawn or annuity payments made. If you purchase this contract as an IRA or if your state requires it, we will return at least your purchase payment, reduced by any amounts withdrawn or annuity payments made. For contracts issued in New York, you will receive your contract value plus any previously deducted charges.

Suitability/Right to Cancel Your Contract

Annuity Payments

Under the contract provisions, we will make payments to the payee(s) you designate. You may designate up to four payees.

What Affects Annuity Payment Amounts?  When you purchase the contract, some of the factors that may affect the amount of annuity payments include:

•	age of the annuitants;

•	gender of the annuitants;

•	the amount of your purchase payment;

•	the annuity option elected;

•	the number of guaranteed annuity payments elected (if any);

•	whether you elect variable or a combination of fixed and variable annuity payments; and

•	the elected assumed investment rate.

We require you to elect variable annuity payments or a combination of fixed and variable annuity payments during your first contract year. Any time after your first contract year, if you want to only elect fixed payments, you may do so by electing the general account as your only investment choice. Your first contract year is the annual period which begins on the date we issue your contract. Subsequent contract years begin on each anniversary of the date on which we issue your contract.

Variable Annuity Payments.  If you choose variable annuity payments, payment amounts will vary with the investment performance of the funds you elect.

Fixed Annuity Payments.  If you elect fixed annuity payments, payment amounts will not vary.

Minimum Payment Amounts.  The minimum allowable annuity payment is $100. However, we will allow payments lower than $100 if the payment amount is:

a)	lowered solely due to the market performance of your investment choices;

b)	lowered because we are dividing it for payments to beneficiaries; and/or

c)	lowered when an annuity option with reduced payments to the survivor is elected and the reduced payments to a survivor are in effect.

Payment Dates and Frequencies.  You can choose the date of your first annuity payment. We call that date the annuity date. Your annuity date must be within one year of the date we issue your contract. You will choose the frequency and dates of annuity payments at the time we issue your contract. If you do not elect your first annuity payment date we will assume it is one month after we issue your contract. Once your contract is issued, you cannot change the frequency or date of annuity payments. The following payment frequencies are available: monthly, quarterly, semi-annually, and annually. Unless you elect otherwise, we will make annuity payments monthly. If any annuity payment is less than $100, we may change the frequency of annuity payments.

If the amount of the annuity payment will depend on the age or sex of the annuitants we will not issue your contract without adequate proof of the age and sex of the annuitants.

Assumed Investment Rate (AIR).  If you elect variable annuity payments, you must also elect an AIR of 1%, 3% or 5%. If you elect Payment Protector, you must elect 1%. You elect this rate when we issue your contract and you cannot change it once we issue your contract. Refer to Appendix A for more information on electing an assumed investment rate percentage.

The AIR is the benchmark used to determine variable annuity payment amounts. Payments are based on the “net investment return” relative to the AIR. “Net investment return” is the annualized aggregate investment performance of the sub-accounts in which you are invested after deduction of contract charges and expenses. For example, if the net investment return equals the AIR, the payment amount will stay the same. If the net investment return is higher than the AIR, the payment amount will increase. If the net investment return is lower than the AIR, the payment amount will decrease. The AIR is not a guaranteed rate of return.

If you elect a 5% AIR, the first annuity payment will be higher than if you elected a lower AIR,

Annuity Payments

but subsequent payments will increase only if the net investment return of the sub-accounts you elected is greater than 5% annually. Payment amounts will decline if the net investment return is less than 5%.

If you elect a 3% AIR, the first annuity payment will be lower than if you elected the 5% AIR, but subsequent payments will increase more rapidly and decline more slowly depending upon the net investment return of the sub-accounts you elected. Subsequent payments will increase only if the net investment return of the sub-accounts you elected is greater than 3% annually. Payment amounts will decline if the net investment return is less than 3%.

If you elect a 1% AIR, the first annuity payment will be lower than if you elected the 3% rate or the 5% rate, but subsequent payments will increase more rapidly and decline more slowly depending upon the net investment return of the sub-accounts you elected. Subsequent payments will increase only if the net investment return of the sub-accounts you elected is greater than 1% annually. Payment amounts will decline if the net investment return is less than 1%.

Annuity Options.  The available annuity options are listed in this section in the Annuity Options table. We may consent to other plans of payment in addition to those listed.

Limitations on Annuity Options.  Annuity options may be subject to state availability. If you purchase this contract as a tax-qualified contract such as a traditional IRA, an inherited IRA or a custodial IRA, the Tax Code may impose restrictions on the types of payment options you may elect.

Annuity Options

(In this table, the term “guaranteed payments” means those payments continuing during the elected guaranteed period.)

Lifetime Annuity Options
1)	Single Life Annuity — No Refund	One Annuitant Length of Payment Period: For as long as the annuitant lives. Annuity Payments After Death: None. All payments end upon the annuitant’s death. Right to Make Withdrawals: none.
2)	Single Life Annuity — Period Certain

One Annuitant

Length of Payment Period:  For a guaranteed period or as long as the annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract. Guaranteed periods of greater than 30 years are subject to our approval.

Annuity Payments After Death:  When the annuitant dies, if there are remaining guaranteed payments, they will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

3)	Joint and Survivor Life Annuity —No Refund

One Annuitant, One Joint Annuitant

Length of Payment Period:  For as long as either annuitant lives.

Annuity Payments After Death:  100% of the payment will continue for as long as the surviving annuitant lives. No payments will continue after the death of both annuitants.

Right to Make Withdrawals:  none.

Annuity Payments

Lifetime Annuity Options
4)	Joint and Survivor Life Annuity —Period Certain

One Annuitant, One Joint Annuitant

Length of Payment Period:  For a guaranteed period or as long as either annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract. Guaranteed periods of greater than 30 years are subject to our approval.

Annuity Payments After Death:  100% of the payment will continue for as long as the surviving annuitant lives. When both annuitants die, if there are remaining guaranteed payments, they will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

5)	Joint and Survivor Life Annuity —Reducing at Death of either annuitant — No Refund

One Annuitant, One Joint Annuitant

Length of Payment Period:  For as long as either annuitant lives.

Annuity Payments After Death:  A reduced payment will continue for as long as the surviving annuitant lives. You elect at the time of contract issue whether payments will continue at  1/2,  2/3, or  3/4 of the former value. No payments will continue after the death of both annuitants.

Right to Make Withdrawals:  none.

6)	Joint and Survivor Life Annuity —Reducing at Death of either annuitant — Period Certain

One Annuitant, One Joint Annuitant

Length of Payment Period:  For a guaranteed period or as long as the surviving annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract. Guaranteed periods of greater than 30 years are subject to our approval.

Annuity Payments After Death:  100% of the payment will continue for the guaranteed period. When an annuitant dies, any remaining guaranteed payments will continue. When the guaranteed period is ended, a percentage of the payment will continue for as long as the surviving annuitant lives. You elect at the time of contract issue whether payments will continue at  1/2,  2/3, or  3/4 of the former value.

When both annuitants die, any remaining guaranteed payments will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

Annuity Payments

Lifetime Annuity Options
7)	Joint and Survivor Life Annuity —Reducing at Death of Annuitant — No Refund

One Annuitant, One Joint Annuitant

Length of Payment Period:  For as long as either annuitant lives.

Annuity Payments After Death:  There are different payments after death depending on whether the annuitant or the joint annuitant dies first.

a) If the joint annuitant dies first, then 100% of the payment will continue for as long as the annuitant lives.

b) If the annuitant dies first, then a percentage of the payment will continue for the life of the joint annuitant. You elect the percentage at the time of contract issue. Available percentages are:  1/2,  2/3 or  3/4.

No payments will continue after the death of both annuitants.

Right to Make Withdrawals:  none.

8)	Joint and Survivor Life Annuity — Reducing at Death of Annuitant — Period Certain

One Annuitant, One Joint Annuitant

Length of Payment Period:  For a guaranteed period or as long as either surviving annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract. Guaranteed periods of greater than 30 years are subject to our approval.

Annuity Payments After Death:  When either annuitant dies, 100% of any remaining guaranteed payments will continue. When the guaranteed period is ended, there are different payments after death depending on whether the annuitant or the joint annuitant dies first.

a) If the joint annuitant dies first , then 100% of the payment will continue for as long as the annuitant lives.

b) If the annuitant dies first, then a percentage of the payment will continue for the life of the joint annuitant. You elect at the time of contract issue whether payments will continue at  1/2,  2/3, or  3/4 of the former value.

When both annuitants die, remaining guaranteed payments, if any, will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

Annuity Payments

Non-Lifetime Annuity Option
9)	Period Certain Annuity

One Annuitant

Length of Payment Period:  For a guaranteed period. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract. Guaranteed periods of greater than 30 years are subject to our approval.

After your first contract year, once each contract year, you may elect to extend or shorten the guaranteed period subject to certain restrictions detailed following this table.

Annuity Payments After Death:  When the annuitant dies, any remaining guaranteed payments will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

Change of Guaranteed Period.  If you elected the period certain only annuity option, then after your first contract year, once each contract year, you may elect to extend or shorten the length of your guaranteed payment period by submitting a written request, in good order, to our Annuity Service Center. A beneficiary who becomes owner of the contract can shorten the payment period, but cannot extend the payment period.

If you elect to change the payment period, when we receive your written request, we will re-calculate annuity payment amounts based on the commuted value of the remaining guaranteed payments. Future annuity payment amounts may be lower or higher due to this change. See “Commuted Value.”

Availability is subject to state and federal laws, and is based on the minimum and maximum period certain annuity options and rates we offer at the time of your request.

You may not change the payment period if Payment Protector is in effect. If Budget Protector is in effect, any revised payment period must be expressed in full years.

Your request must be for a payment period that we offer at the time of your request and your election must result in payment amounts that meet our minimum payment requirements.

Annuity Payments

Additional Features

MassMutual Inflation ProtectorSM

What is MassMutual Inflation Protector?  MassMutual Inflation Protector (Inflation Protector) is only applicable if you elect the general account as an investment choice at some time over the life of your contract. Usually, when you elect the general account as an investment choice, those annuity payments attributable to the general account are equal over the life of your contract. If you elect Inflation Protector, your initial fixed payments will be lower than if you had not elected this feature. However, commencing one year after your first annuity payment date and on each subsequent anniversary, the payments attributable to the general account will increase annually by a percentage you elect: either 1%, 2%, 3% or 4% on a compound basis. You elect this percentage at the time of contract issue and you cannot later change your election. A higher percentage will result in lower initial payments and higher payments in the future.

What is the Charge for Inflation Protector?  There is no charge for this feature.

How to Elect Inflation Protector.  You may only elect this feature at the time your contract is issued. However, the feature will not take effect until you elect the general account as an investment choice and begin receiving a portion of your annuity as fixed payments. You may elect this feature and elect variable annuity payments, however, the inflation protector does not apply to the variable annuity payments. This feature does not apply to fixed payments resulting from election of Budget Protector. We will restrict eligibility for this feature as required by the Tax Code.

Can I Cancel Inflation Protector?  Once elected, you cannot cancel this feature.

MassMutual Payment ProtectorSM

What is MassMutual Payment Protector?  If you elect MassMutual Payment Protector (Payment Protector), we guarantee that each of your variable annuity payments will never be less than the guaranteed minimum payment. The guaranteed minimum payment equals 90% of your initial estimated variable annuity payment. If a variable annuity payment falls below the guaranteed amount, we will increase that payment to equal the guaranteed amount.

If you elect the general account as an investment choice, the portion of your fixed annuity payments attributable to those assets will not be used when calculating the guaranteed minimum payment or in determining if a payment equals the guaranteed minimum payment.

Allocation Restrictions.  While you are participating in Payment Protector, you may not make transfers from the general account to the sub-accounts and you may not elect the MML Money Market sub-account as an investment choice. Additionally, while you are participating in Payment Protector we require that you either:

1)	Participate in the Asset Allocation Program (see “Transfers and Transfer Programs – Asset Allocation Program”); or

2)	Maintain your allocations within the parameters set by our Custom Allocation Choice feature.

You may switch between (1) and (2), but while you have an election of Payment Protector you must elect one or the other.

Custom Allocation Choice.  The Custom Allocation Choice feature requires that you elect allocations among investment choices according to certain parameters. This means that we tell you the minimum and maximum that may be allocated to each style of investment choice offered through the contract.

Additional Features

Currently, the Custom Allocation Choice parameters are as follows:

Investment Choice Style	Minimum Allocation	Maximum Allocation
Fixed Income	0%	60%
Asset Allocation/Balanced Funds & Large Cap Value Funds	15%	25%
Large Cap Blend & Growth Funds	15%	25%
International/Global Funds	5%	20%
Small/Mid Cap Blend & Growth Funds	0%	10%
Small/Mid Cap Value Funds	5%	10%
Sector/Specialty A Funds	0%	5%
Sector/Specialty B Funds	0%	5%
You may not allocate more than 25% to any one sub-account.

Important Considerations

•	The Custom Allocation Choice parameters do not guarantee that investment performance will not be volatile or go down in value.

•	Allocation to a single investment choice style may outperform allocation according to the Custom Allocation Choice parameters, so that you would have obtained better returns in a single sub-account or sub-accounts representing a single style.

•	The timing of your investment and the frequency of automatic rebalancing may affect performance.

•	The value of the funds will fluctuate, and when redeemed, may be worth more or less than the original cost.

•	We reserve the right to terminate or change the Custom Allocation Choice parameters at any time. Any such modifications will be filed with the Securities and Exchange Commission and will impact contracts issued on or after the effective date of such filing.

Impact of Transfers on Payment Amounts.  If you transfer from any of the sub-accounts to the general account, the amount of subsequent variable annuity payments and the guaranteed minimum payment amount will be reduced proportionally. The amount of subsequent fixed annuity payments will be increased as a result of the transfer.

Impact of Withdrawals on Payment Amounts.  If you make a withdrawal, the amount of subsequent variable annuity payments and the amount of the guaranteed minimum payment amount will be reduced proportionally.

Annuity Payments Reducing Upon Death and Payment Protector.  If you elected an annuity option with payments reducing upon the death of an annuitant and/or joint annuitant, and the contract is in the phase where reduced payments are being made, the guaranteed minimum variable annuity payment will be reduced by the same percentage.

Cost of Payment Protector.  The charge for Payment Protector is equal on an annual basis to 0.50% of the daily value of your contract assets attributable to the sub-accounts, after fund expenses are deducted. We may increase this charge, but the charge will never exceed 1.25%. The charge will continue for the life of the contract, unless you cancel the feature, in which case the charge will be discontinued as of the first business day the cancellation is effective. You may only cancel this feature on your fifth contract anniversary or on any subsequent anniversary.

How to Elect Payment Protector.  To elect Payment Protector you must:

•	Elect the feature at time of contract issue;

•	Maintain your allocations among investment choices within the parameters of our Custom Allocation Choice feature or the Asset Allocation Program; and

•	Participate in the Automatic Rebalancing Program (see “Transfers and Transfer Programs – Automatic Rebalancing Program”).

You may only elect Payment Protector if at time of contract issue:

•	you elect a period certain only annuity option for at least 15 and no more than 30 years; or

•	you elect a lifetime annuity option with period certain of 30 years or less and the annuitants are age 80 or under; or

•	you elect a lifetime annuity option and the annuitants are age 80 or under.

How to Cancel Payment Protector.  You may cancel Payment Protector on your fifth contract anniversary or on any subsequent anniversary. Your written request, in good order, must be received at our Annuity Service Center

Additional Features

within thirty-one calendar days prior to the contract anniversary upon which the cancellation is to be in effect. Once cancelled, you may not re-elect the feature.

If you cancel Payment Protector, we no longer require that your allocations remain within the parameters of our Custom Allocation Choice feature or the Asset Allocation Program. You may elect to continue or cancel your participation in the Automatic Rebalancing Program and the Asset Allocation Program.

Additional Restrictions.  While this feature is elected, you may not elect Budget Protector.

MassMutual Budget ProtectorSM

What is MassMutual Budget Protector?  Usually, if you elect variable annuity payments, each payment varies based upon fund performance, so you are unsure of the exact next payment amount. MassMutual Budget Protector (Budget Protector) allows you to invest in variable funds through our sub-accounts, but generate a level annuity payment over a 12-month period. For example, if you elect a monthly payment frequency, and Budget Protector calculates the payment to be $100, then the payment will continue to be $100 a month for the twelve-month period.

When we issue your contract we will tell you the estimated level payment for the first twelve-month period. On the anniversary of your first annuity payment and each subsequent anniversary, we will calculate the amount of each level payment to be paid over the next twelve-months based on the performance of your elected sub-accounts.

For your first annuity payment date and on each annuity payment anniversary thereafter, we determine the number of annuity income units necessary to make the level payments for the following year. We then redeem the annuity income units from your elected sub-accounts and transfer them to the general account. We generate your annuity payments based on the transferred amount and on the interest rate we credit through the general account. The rate credited may vary from the rate offered if you were to elect the general account as an investment choice and you did not elect Budget Protector.

The payment amounts in any one twelve-month period may be greater than or less than the payment amounts in the prior twelve-month period due to the investment performance of the sub-accounts you elect.

If you elect a combination of fixed and variable annuity payments, this feature only applies to the variable portion of the payments.

Transfers and Withdrawals.  Transfers among and partial withdrawals from the investment choices will not impact the amount of payments during a current twelve-month period, but will be reflected when we calculate the payments for the subsequent twelve-month period.

If you make a full withdrawal, the withdrawal amount will be comprised of the remaining current twelve-month period annuity payments and the commuted value of remaining guaranteed payments beyond that twelve-month period.

Change of Payment Period.  If your contract permits you to change your payment period, and you do so, the action will not impact the dollar amount of payments during the current twelve-month period, but will be reflected when we calculate the payments for the subsequent twelve-month period. See “Annuity Payments – Change of Guaranteed Period.”

Annuity Payments Reducing Upon Death and Budget Protector.  If you elected an annuity option with payments reducing upon the death of an annuitant and/or joint annuitant, and the contract is in the phase where reduced payments are being made, the remaining payments during the current twelve-month period and for subsequent twelve-month periods will be reduced by the same specified percentage.

What is the Charge for Budget Protector?  There is no charge for this feature.

How to Elect Budget Protector.  To elect Budget Protector you must:

•	elect the feature at time of contract issue; and

•	if you elect a period certain only annuity option, you must elect annuity payments for a guaranteed period in full years.

Can I Cancel Budget Protector?  Once elected, this feature cannot be cancelled, except upon death of the annuitant and joint annuitant, if any. In this case, the beneficiaries will have the option of canceling Budget Protector. If there is a single beneficiary who cancels this feature, cancellation will not take effect until the anniversary of your

Additional Features

first annuity payment. If there are multiple beneficiaries and they all choose to cancel this feature, cancellation will occur immediately. If there are multiple beneficiaries, and any beneficiary chooses to retain the Budget Protector, the remaining guaranteed period left on the contract will be rounded down to the nearest whole year and we will adjust annuity payment amounts accordingly.

We reserve the right to cancel this feature for all contract owners, without discrimination, at any time. If we do so, your level payments will continue to be made until the next anniversary of your first annuity payment date.

Additional Restrictions.  While this feature is elected, you may not elect Payment Protector.

Investment Choices

You have a number of investment choices in this contract. These investment choices currently include a general account as well as a number of funds offered through our separate account sub-accounts.

The Separate Account

We established Massachusetts Mutual Variable Annuity Separate Account 4 (the separate account) as a separate account under Massachusetts law on July 9, 1997. The separate account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The separate account holds the assets that underlie the contracts, except those assets allocated to our general account. We keep the separate account assets separate from the assets of our general account and other separate accounts. The separate account is divided into sub-accounts, each of which invests exclusively in a single investment choice.

We own the assets of the separate account. We credit gains to, or charge losses against, the separate account, whether or not realized, without regard to the performance of other investment accounts. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the contracts. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the separate account are not our generalized obligations and will be satisfied solely by the assets of the separate account.

Additional Features/Investment Choices

The Funds

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
AIM Variable Insurance Funds
AIM V.I. Financial Services Fund (Series I Shares)	Adviser: A I M Advisors, Inc. Sub-Adviser: N/A	Seeks capital growth. The fund normally invests at least 80% of its net assets in the equity securities and equity-related instruments of companies involved in the financial services sector.
AIM V.I. Global Health Care Fund (Series I Shares)	Adviser: A I M Advisors, Inc. Sub-Adviser: N/A	Seeks capital growth. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of health care industry companies.
AIM V.I. Technology Fund (Series I Shares)	Adviser: A I M Advisors, Inc. Sub-Adviser: N/A	Seeks capital growth. The fund normally invests at least 80% of its net assets in the equity securities and equity-related instruments of companies engaged in technology-related industries.
Fidelity® Variable Insurance Products
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.	Seeks long-term capital appreciation as its investment objective. The fund’s principal investment strategies include: Normally investing primarily in common stocks; Investing in securities of companies whose value it believes is not fully recognized by the public; Investing in domestic and foreign issuers; Investing in either “growth” stocks or “value” stocks or both; Using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.
ING Variable Products Trust
ING VP Real Estate Portfolio (Class S)	Adviser: ING Investments, LLC Sub-Adviser: ING Clarion Real Estate Securities L.P.	The portfolio seeks total return. Under normal market conditions, the portfolio invests at least 80% of its assets in common and preferred stocks of U.S. real estate investment trusts (REITs) and real estate companies.
MML Series Investment Fund
MML Asset Allocation Fund	Adviser: MassMutual Sub-Adviser: Capital Guardian Trust Company	Seeks to provide high total return consistent with preservation of capital over the long-term.
MML Blue Chip Growth Fund	Adviser: MassMutual Sub-Adviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth by normally investing at least 80% of its net assets in the common stocks of large and medium-sized blue chip growth companies. Income is a secondary objective.

Investment Choices

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Concentrated Growth Fund (Class I)	Adviser: MassMutual Sub-Adviser: Legg Mason Capital Management, Inc.	Seeks long-term growth of capital by investing primarily in common stocks of companies that the fund’s sub-adviser believes offer above-average growth potential and trade at a significant discount to the sub-adviser’s assessment of their intrinsic value.
MML Emerging Growth Fund	Adviser: MassMutual Sub-Adviser: Delaware Management Company and Insight Capital Research & Management, L.P.	Seeks capital appreciation by investing primarily in smaller, rapidly growing emerging companies - generally in industry segments experiencing rapid growth, and often including technology and technology-related concerns.
MML Equity Income Fund	Adviser: MassMutual Sub-Adviser: T. Rowe Price Associates, Inc.	Seeks dividend income and long-term capital growth by investing in the common stocks of established companies.
MML Equity Index Fund (Class I)	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500® Index[1].
MML Foreign Fund	Adviser: MassMutual Sub-Adviser: Templeton Investment Counsel, LLC	Seeks long-term capital growth by normally investing at least 80% of its net assets in investments of issuers located outside the U.S., including those in the emerging markets.
MML Global Fund (Class I)	Adviser: MassMutual Sub-Adviser: Neuberger Berman Management, Inc.	Seeks long-term capital appreciation by mainly investing in the securities of U.S. and foreign companies, including companies in developed and emerging industrialized markets.
MML Growth & Income Fund	Adviser: MassMutual Sub-Adviser: Capital Guardian Trust Company	Seeks capital appreciation and income by normally investing at least 80% of its net assets in equity securities and equity-related securities, including convertible securities, preferred stocks, options and warrants, of companies domiciled in the United States with market capitalizations greater than $1 billion at the time of purchase.
MML Growth Equity Fund	Adviser: MassMutual Sub-Adviser: Grantham, Mayo, Van Otterloo & Co. LLC	Seeks long-term growth of capital and future income by normally investing at least 80% of its net assets in the common stocks and securities convertible into common stocks of companies which the fund’s sub-adviser believes offer prospects for long-term growth.

Investment Choices

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Income & Growth Fund	Adviser: MassMutual Sub-Adviser: American Century Investment Management, Inc.	Seeks growth of capital by investing in common stocks of companies which the fund’s sub-adviser believes offer prospects for capital growth. Income is a secondary objective.
MML Large Cap Growth Fund	Adviser: MassMutual Sub-Adviser: AllianceBernstein L.P.	Seeks long-term capital appreciation by normally investing at least 80% of its net assets in the common stocks and securities convertible into common stocks of companies which the fund’s sub-adviser believes offer prospects for long-term growth and which, at the time of purchase, have market capitalizations of at least approximately $10 billion.
MML Large Cap Value Fund	Adviser: MassMutual Sub-Adviser: Davis Selected Advisers, L.P.	Seeks both capital growth and income by selecting businesses that possess characteristics that the fund’s sub-adviser believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages.
MML Mid Cap Growth Fund	Adviser: MassMutual Sub-Adviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation by normally investing at least 80% of its net assets in a broadly diversified portfolio of common stocks of mid-cap companies whose earnings the fund’s sub-adviser expects to grow at a faster rate than the average company.
MML Mid Cap Value Fund	Adviser: MassMutual Sub-Adviser: American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks of companies which the fund’s sub-adviser believes offer prospects for long-term capital growth. Income is a secondary objective.
MML OTC 100 Fund	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to approximate as closely as practicable (before fees and expenses) the total return of the 100 largest publicly traded over-the-counter common stocks.
MML Small Cap Growth Equity Fund	Adviser: MassMutual Sub-Advisers: Waddell & Reed Investment Management Company and Wellington Management Company, LLP	Seeks long-term capital appreciation by investing primarily in common stocks and equity securities of smaller companies which the managers believe offer potential for long-term growth.
MML Small Cap Index Fund	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to provide investment results approximating (before fees and expenses) the aggregate price and dividend performance of the securities in the Standard & Poor’s SmallCap 600 Index[2].

Investment Choices

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Small Cap Value Fund	Adviser: MassMutual Sub-Adviser: Goldman Sachs Asset Management, L.P.	Seeks long-term total return by normally investing at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States.
MML Series Investment Fund II
MML Blend Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital.
MML Enhanced Index Core Equity Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to out-perform the total return performance of its benchmark index, the S&P 500® Index[1], while maintaining risk characteristics similar to those of the benchmark.
MML Equity Fund	Adviser: MassMutual Sub-Advisers: AllianceBernstein L.P. and OppenheimerFunds, Inc.	Seeks as its primary objective to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. Its secondary objective is the preservation of capital when business and economic conditions indicate that investing for defensive purposes is appropriate.
MML Inflation-Protected Bond Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to achieve as high a total rate of real return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital.
MML Managed Bond Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital by normally investing at least 80% of its net assets in investment grade fixed income debt securities.
MML Money Market Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to achieve high current income, the preservation of capital, and liquidity. These objectives are of equal importance. The fund invests in high quality debt instruments that have a remaining maturity not exceeding 397 days.
MML Small Cap Equity Fund	Adviser: MassMutual Sub-Adviser: OppenheimerFunds, Inc.	Seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.

Investment Choices

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Small Company Opportunities Fund	Adviser: MassMutual Sub-Adviser: OppenheimerFunds, Inc.	Seeks long-term capital appreciation through investment primarily in common stocks of smaller, faster-growing companies whose securities at the time of purchase are considered by the sub-adviser to be realistically valued.
Oppenheimer Variable Account Funds
Oppenheimer Balanced Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high total investment return, which includes current income and capital appreciation in the value of its shares.
Oppenheimer Capital Appreciation Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing mainly in equity securities of well-known, established companies.
Oppenheimer Global Securities Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks long-term capital appreciation. The fund invests a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations considered to have appreciation possibilities.
Oppenheimer High Income Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income from investment in high-yield fixed-income securities.
Oppenheimer Main Street Fund®/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks high total return (which includes share-value growth and current income) from equity and debt securities.
Oppenheimer MidCap Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing in “growth type” companies.
Oppenheimer Strategic Bond Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income principally derived from interest on debt securities.
Panorama Series Fund, Inc.
Oppenheimer International Growth Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks long-term growth of capital by investing under normal circumstances, at least 90% of its total assets in equity securities of companies wherever located, the primary stock market of which is outside the United States.

Investment Choices

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
PIMCO Variable Insurance Trust Series
PIMCO VIT CommodityRealReturn Strategy Portfolio (Advisor Class)	Advisor: Pacific Investment Management Company LLC Sub-Advisor: N/A	Seeks maximum real return consistent with prudent investment management. The portfolio seeks to achieve its investment objective by investing under normal circumstances in commodity-linked derivative instruments backed by a portfolio of inflation-indexed securities and other fixed income instruments. The portfolio may invest in commodity-linked derivative instruments, including swap agreements, commodity options, futures, options on futures and commodity-linked notes. The portfolio invests in commodity-linked derivative instruments that provide exposure to the investment returns of the commodities markets, without investing directly in physical commodities.

1	The S&P 500® Index is the Standard & Poor’s Composite Index of 500 stocks, an unmanaged index of common stock prices. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. “S&P 500®” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the fund. The fund is not sponsored, endorsed, sold, or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the fund.
2	The S&P SmallCap 600 Index is the Standard & Poor’s Composite Index of 600 stocks, an unmanaged index of common stocks of small U.S. companies from a broad range of industries. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. The S&P SmallCap 600 is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the fund.

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. We will deliver current fund prospectuses to you. You may also contact our Annuity Service Center and request current fund prospectuses at any time. You should read the information contained in the fund prospectuses carefully before investing.

Investment Choices

Compensation We Receive From Funds and Advisers

Compensation We Receive From Advisers.  We and certain of our insurance affiliates receive compensation from the advisers to some of the funds. We receive this compensation for making those funds available as investment choices within both this contract and other variable annuity and variable life insurance products issued by us and our affiliates (“MassMutual’s variable contracts”), and in some cases, for providing administrative services (such as preparing shareholder communications and recordkeeping) to those funds or the fund’s adviser. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that fund that are attributable to MassMutual’s variable contracts. These percentage rates differ, but currently do not exceed 0.30%. Some advisers pay us more than others; some advisers do not pay us any such compensation. This compensation is not reflected in the expenses that are disclosed for the funds in “Table of Fees and Expenses – Annual Fund Operating Expenses” because this compensation is not paid out of the funds’ assets. For a list of the funds whose advisers currently pay such compensation, visit massmutual.com/compensation or call our Annuity Service Center at the number shown on page 1 of this prospectus. In addition, we may receive fixed dollar payments from the advisers to certain funds so that the adviser can participate in sales meetings conducted by MassMutual. Attending such meetings provides advisers with opportunities to discuss and promote their funds.

Compensation We Receive From Funds.  We and certain of our affiliates also receive compensation from certain funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. This compensation is paid out of the fund’s assets and may be as much as 0.25% of the average net assets of an underlying fund which are attributable to MassMutual’s variable contracts. This compensation is specified as 12b-1 fees in the Table of Fees and Expenses – Annual Fund Operating Expenses. An investment in a fund with a 12b-1 fee will increase the cost of your investment in this contract.

Compensation In General.  The compensation (as described above) that we receive may be significant. We benefit from this compensation, and may use it for any corporate purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the contract. Additionally, when electing the funds that will be available with MassMutual’s variable contracts, we consider the amount of compensation that we receive from the funds, their advisers, or their distributors along with the funds’ name recognition, asset class, the manager’s reputation, and fund performance.

The General Account

Purchase payments allocated to the general account and transfers to the general account become part of our general account which supports insurance and annuity obligations. The general account has not been registered under the Securities Act of 1933 (1933 Act) nor is the general account registered under the Investment Company Act of 1940 (1940 Act) because of exemptive and exclusionary provisions. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. We have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the general account. Disclosures regarding the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

You do not participate in the investment performance of the assets in the general account. We will credit an interest rate at a rate not less than the minimum allowed by state law at the time we issue your contract. We reserve the right to change the guaranteed minimum interest rate for newly issued contracts, subject to applicable state law.

Investment Choices

Transfers and Transfer Programs

You may make transfers among the investment choices, subject to the restrictions below. We have the right to terminate, suspend or modify the transfer and transfer program provisions described in this prospectus.

Transfers into the General Account.  After your first contract year, you may transfer into the general account from any of the sub-accounts.

Transfers out of the General Account.  You may make one transfer per contract year out of the general account into any of the sub-accounts. However no transfers can be made from the general account to the MML Money Market Fund. If you are participating in Payment Protector, you may not make transfers out of the general account. Transfers out of the general account are done on a first-in, first-out basis. In other words, amounts attributed to the earliest allocation to the general account are transferred first, then amounts attributed to the next oldest allocation are transferred, and so on.

Transfer Requests.  You may make transfers by submitting a written request, in good order, to our Annuity Service Center. You must clearly indicate the amount and investment choices from and to which you wish to transfer.

Transfer effective date.  Your transfer is effective on the business day we receive your request, in good order, at our Annuity Service Center. If we receive your transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfer Fee.  You may make twelve free transfers every contract year. If you make additional transfers in a year, we will deduct a transfer fee. The fee is $20 per transfer. Currently, any transfers made as part of the Automatic Rebalancing Program and any transfers from the general account to a sub-account, are not subject to the assessment of a transfer fee, and therefore, do not count toward your twelve free transfers every contract year. We will treat multiple transfers effective on the same business day as one transfer for the purpose of assessing a transfer fee. We deduct the transfer fee at time of transfer from the value of the annuity units being transferred.

Impact of Transfers on Annuity Payments. Transfers between sub-accounts will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made. The result is that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units within the current investment choices.

The amount transferred from a sub-account into the general account will be based on the commuted value of the payments being transferred from that sub-account. See “Commuted Value.” We will first calculate the value of the annuity units being transferred out of the sub-account. That value will then be used to purchase fixed annuity payments. The value of the fixed annuity payments will be based on the annuity option in effect, the age and gender of the annuitant and joint annuitant, if any, and the current annuity purchase rates in effect at the time of the transfer.

The amount transferred from the general account into any sub-account(s) will be based on the commuted value of the future payments being transferred from the general account, see “Commuted Value.” The amount transferred to the sub-accounts will be used to purchase annuity units of the sub-account(s) to which the transfer is made. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

Transfers and Elective Features.  There may be additional transfer impacts and restrictions if you elected any of the following: Automatic Rebalancing Program, Budget Protector, Payment Protector, and Inflation Protector. See those prospectus sections for additional detail.

Automatic Rebalancing Program

Over time, the performance of each sub-account may cause your allocation to shift from your original allocation. If you elect the Automatic

Transfers and Transfer Programs

Rebalancing Program you will request that we periodically transfer among sub-accounts to reflect your desired allocations. You may cancel or elect the program at any time. For more detail regarding participation in this program, contact your registered representative or our Annuity Service Center.

If you elect Payment Protector, you must participate in the Automatic Rebalancing Program and you may not cancel your participation unless you first cancel your election of Payment Protector. For additional detail see “MassMutual Payment ProtectorSM.”

Asset Allocation Program

What is the Asset Allocation Program (AAP)?  If you participate in the AAP, you choose one of several asset allocation models. We will follow the guidelines of your elected asset allocation model when allocating among investment choices available through the contract. The asset allocation model you elect will determine your investment choices and how much is allocated to each investment choice. If you elect the AAP you must participate in the Automatic Rebalancing Program, allowing us to periodically rebalance your allocations so they continue to follow your elected asset allocation model strategy. See “Automatic Rebalancing Program.”

Electing an Asset Allocation Model.   You can elect to participate in the AAP at anytime. You should consult with your registered representative to assist you in determining which asset allocation model in the program is best suited to your financial needs, investment time horizon, and is consistent with your risk comfort level. You should periodically review those factors to determine if you need to change asset allocation models.

Transfer Limitations.  While participating in the AAP you may make a transfer by changing asset allocation models. If you do submit a transfer request other than a request to change your asset allocation model, we will terminate your participation in the AAP and notify you of the termination. There are two exceptions to this: 1) If you transfer from or to the general account, we will not cancel the AAP; and 2) If you are participating in Payment Protector, we will not terminate your participation in the AAP. Instead, we will notify you of the transfer choices available with Payment Protector: a) you may change asset allocation models; b) you may cancel the AAP by electing the Custom Allocation Choice feature and make transfers within the parameters of that feature; or c) you may cancel Payment Protector and the AAP and request a transfer outside of the AAP models. See “Payment Protector” for additional detail.

Electing a Different Asset Allocation Model.  At any time, you may change your asset allocation model to any of the available asset allocation models by contacting our Annuity Service Center.

Canceling Participation in AAP.  You can cancel your participation in the AAP at any time by contacting our Annuity Service Center. You can re-elect participation in the AAP at any time.

Important Considerations

•	There is no assurance that an asset allocation model will not lose money or that investment results will not experience some volatility.

•	Historical market and asset class performance may differ in the future from the historical performance and assumptions upon which the asset allocation models are built.

•	Allocation to a single asset class may outperform an asset allocation model, so that you would have obtained better returns in a single fund or funds representing a single asset class than in an asset allocation model. Asset allocation model performance is dependent upon the performance of the funds in the model.

•	We have the right to terminate or change the AAP at any time.

Limits on Frequent Trading and Market Timing Activity

This contract and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and

•	by causing unplanned portfolio turnover.

Transfers and Transfer Programs

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all owners and beneficiaries under the contract, including long-term owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the funds. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this contract. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of funds among the sub-accounts of the separate account, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy, and curtail their trading in every instance. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the funds may reflect lower performance and higher expenses across all contracts as a result of undetected abusive trading practices. If we or the investment adviser to any of the funds available with this contract, determine that an owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our web site, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any fund transfer request if the investment in the fund is not accepted for any reason. You should read the fund prospectuses for a description of their frequent trading and/or market timing policies. We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from an owner or other person authorized to conduct a transfer;

•	limit the number of transfer requests that can be made during a contract year; and

•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all owners.

Transfers and Transfer Programs

Withdrawals

Income taxes, tax penalties, a surrender charge and certain restrictions may apply to any withdrawal you make.

Right to Make Partial Withdrawals.  Subject to the limitations described in this prospectus, you have the right to make partial withdrawals (also called partial surrenders) of remaining guaranteed payments if you elected a lifetime with period certain or a period certain only annuity option.

Right to Make Full Withdrawals.  Subject to the limitations described in this prospectus, you have the right to make a full withdrawal (also called full surrenders) of remaining guaranteed payments if you elected a period certain only annuity option.

Limits on Number of Withdrawals.   You may make one withdrawal each contract year. If you elected a lifetime or lifetime with period certain annuity option, however, withdrawals are only allowed after the first contract year.

Amount Available to Withdraw.  The amount available for withdrawal is based on the commuted value of any remaining guaranteed payments. See “Commuted Value.” Additionally, we limit the amount available for a partial withdrawal, so that each remaining guaranteed payment is a minimum amount of $100. In some states there are restrictions on receiving a lump sum payment of remaining fixed guaranteed payments.

Deduction of Withdrawals.  Any request for a withdrawal will be taken proportionally from your elected sub-accounts on the business day we receive your request in good order. If we cannot satisfy the entire withdrawal request from your elected sub-accounts and you have elected the general account as an investment choice, then the remaining portion will be taken from the general account, as applicable. Withdrawals out of the general account are done on a first-in, first-out basis. In other words, amounts attributed to the earliest allocation to the general account are withdrawn first, then amounts attributed to the next oldest allocation are withdrawn, and so on.

Minimum Partial Withdrawal Amounts.  Your partial withdrawal must be at least $5,000.

Withdrawal Requests.  To request a withdrawal, submit our fully completed partial surrender or surrender form in good order to our Annuity Service Center.

Withdrawal Effective Date.  Your withdrawal is effective on the business day we receive, at our Annuity Service Center, our partial surrender or surrender form, in good order, and, if applicable, a “letter of acceptance.” If we receive this item(s) at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day.

Delivery of Withdrawal Amount.  Withdrawals will be sent to the payee(s) you designate. We will pay any withdrawal amount within 7 calendar days of the withdrawal effective date, unless we are required to suspend or postpone withdrawal payments.

Withdrawal Charge.  Withdrawals may be subject to a surrender charge. We will deduct any applicable surrender charge from the amount you withdraw. See “Expenses – Surrender Charge for Partial and Full Withdrawals.”

Impact of Withdrawals on Annuity Payments.  The amount available for you to withdraw is the commuted value of the remaining guaranteed annuity payments. Once a portion of the commuted value is withdrawn, the remaining guaranteed annuity payments will be reduced proportionally. If you elected a lifetime annuity option with period certain, withdrawals will affect remaining guaranteed payment amounts, but will not affect payments after the guaranteed period continuing for life. See “Commuted Value.”

Withdrawals and Elected Features.  There may be additional withdrawal impacts and restrictions if you elected any of the following: Budget Protector, Payment Protector, and Inflation Protector. See those prospectus sections for additional detail.

Withdrawals

Death Provisions

The following is a discussion of how contract rights and annuity payments are impacted by the death of the contract owner(s), the annuitant and/or the joint annuitant.

Death Before the First Annuity Payment Date

Death of Owner.  If an owner who is not an annuitant or joint annuitant dies, the surviving owner, if any, retains ownership of the contract unless you designate otherwise. If there is no surviving owner, the beneficiary assumes ownership rights. We will pay any annuity payments to the payee(s) we have on record. The new owner may change the payee(s) on record.

Death of Annuitant.  If the Annuitant dies and:

1)	if there is a surviving joint annuitant, the annuity payments will be adjusted so that they equal what would have been paid under a single life annuity option; or

2)	If there is no surviving joint annuitant, the owner (or beneficiary if the owners are deceased) may elect by written request to receive:

a)	a refund of the purchase payment amount allocated to the general account and the value of the purchase payment amount allocated to the separate account; or

b)	the guaranteed annuity payments, if any, as specified in the elected annuity option.

Death on or after the First Annuity Payment Date

Death of Annuitant.  If the Annuitant dies and:

(1)	if there is a surviving joint annuitant, we will pay the remaining annuity payments, if any, to the payee(s) we have on record; or

(2)	if there is no surviving joint annuitant, remaining guaranteed annuity payments, if any, will stop until we receive instructions from the beneficiary(ies).

The beneficiary may elect to receive a lump sum payment of the commuted value of remaining guaranteed annuity payments. A beneficiary’s right to request the commuted value may have been restricted by the owner. Additionally, in some states there are restrictions on receiving a lump sum payment of remaining fixed guaranteed payments. If a beneficiary continues the annuity payments and later requests payment of the commuted value of remaining guaranteed annuity payments, a surrender charge may apply. See “Expenses – Surrender Charge for Partial or Full Withdrawals” and “Commuted Value.”

If upon the death of the annuitant and joint annuitant, if any, one or more of the beneficiaries is deceased and the payment allocation is in equal shares, we will evenly divide the deceased beneficiary’s allocation for distribution to the remaining beneficiaries. If the percentage allocation is unequal (example: 50%, 30%, 20%), we will divide proportionally the deceased beneficiary’s percentage for distribution to the remaining beneficiaries.

Upon the death of the annuitant and joint annuitant, if any, the owner loses all contract rights and the primary beneficiary or beneficiaries assume ownership rights. If there is more than one beneficiary, the beneficiaries will assume ownership rights of the contract in proportion to the beneficiary allocations designated. If no beneficiary allocations are designated, the beneficiaries will assume ownership in equal proportions. Written consent of all owners may be required to exercise any contract rights. We may at our discretion give separate ownership rights to each beneficiary.

Death of Owner.  While the annuitants are alive, upon the death of an owner, the surviving owner, if any, retains ownership of the contract unless you designate otherwise. Upon the death of the owner and joint owner, if any, the primary beneficiary or beneficiaries assume ownership rights. If there are multiple beneficiaries, they will assume ownership rights of the contract in equal proportions, regardless of any beneficiary allocations designated. However, for tax reporting purposes, we will report to each beneficiary in proportion to their designated allocations. Written consent of all beneficiaries may be required to exercise any contract rights. We may at our discretion give separate ownership rights to each beneficiary.

Death Provisions

Beneficiary Rights

A beneficiary who assumes ownership rights has the right to:

1)	designate a payee, or payees to whom we will make annuity payments;

2)	change allocations among investment choices;

3)	make a partial or full withdrawal, subject to certain restrictions (see “Withdrawals”);

4)	revoke election of Payment Protector (only on the fifth contract anniversary or any subsequent anniversary);

5)	revoke election of Budget Protector (only upon death of the annuitant and joint annuitant, if any);

6)	elect or revoke the Automatic Rebalancing Program (unless Payment Protector is in effect);

7)	designate a beneficiary or beneficiaries (beneficiaries assume ownership rights upon death of annuitants or the beneficiary with ownership rights); and

8)	change the owners (the Tax Code may restrict the right to change owners).

Processing Payments After Death

We will determine the death proceeds, if any, and commence payment as of the date we receive both due proof of death and an election of the payment method. Due proof of death will be one of the following:

1.	a certified death certificate; or

2.	a certified decree of a court of competent jurisdiction as to the finding of death; or

3.	any other proof satisfactory to us.

We may adjust the annuity payment period or require a beneficiary request a lump-sum payment if we are required to make the adjustment in order to comply with the Tax Code, in particular, sections 72(s) and 401(a)(9).

Default Beneficiaries

Unless you designated specific beneficiary allocations, beneficiary rights to any payment upon death will be in equal shares to the survivor(s) as follows:

1.	to the joint owner (default primary beneficiary); or if there is none,

2.	to the primary beneficiary(ies) who survive(s) your death and/or the annuitant’s death, as applicable; or if there are none

3.	to the contingent beneficiary(ies) who survive(s) your death and/or the annuitant’s death, as applicable; or if there are none

4.	to you, if the contract is owned by a non-natural person, or to your estate.

Death Provisions

Expenses

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Separate Account Charges

Each business day we deduct certain charges from the assets of the separate account. We do this as part of our calculation of the value of the annuity units. There are three types of separate account charges: (1) the mortality and expense risk charge (2) the administrative charge and (3) charges for Payment Protector, if elected.

Mortality and Expense Risk Charge.

This charge is equal, on an annual basis, to 1.10% of the daily value of the assets invested in each sub-account, after fund expenses are deducted. We may increase this charge, but it will never exceed 1.70%. This charge is for:

•	the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments regardless of how long the annuitant and joint annuitant, if any, live and the guarantee of rates used to determine your annuity payments;

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

If the current mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss. If this is the case, we may raise the mortality and expense risk charge in order to restore profitability. In no case will we raise the charge above the guaranteed amount. If the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

Administrative Charge.

This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each sub-account, after fund expenses are deducted. We assess this charge, together with the annual contract maintenance charge, to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We may increase this charge, but it will never exceed 0.25%.

Charges for Additional Features

Payment Protector Charge.  If you elect Payment Protector, we will assess a charge. This charge is equal, on an annual basis, to 0.50% of the daily value of the assets invested in each sub-account, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 1.25%. If you elect to discontinue the benefit, the charge will be discontinued on the next contract anniversary date after we receive our fully completed form, in good order, at our Annuity Service Center.

Annual Contract Maintenance Charge

Currently, we do not deduct an annual contract maintenance charge. However, we reserve the right to deduct an amount not to exceed $60 from your contract at the end of each contract year, should it become necessary for us to seek reimbursement for expenses relating to the maintenance of the contract.

Surrender Charge for Partial or Full Withdrawals

You may have the right to make withdrawals from the contract (see “Withdrawals”). If you make a partial or full withdrawal we may deduct a surrender charge from the amount you withdraw. We use this charge to cover certain expenses among which are those relating to the sale of the contract. The amount of the charge depends on the amount you withdraw and the length of time between when we issued your contract and when you make a withdrawal.

Expenses

The surrender charge is assessed as follows:

Contract year when withdrawal is made:	1	2	3	4	5	6	7	8	9	10 or later

Percentage of amount withdrawn:	8%*	8%	7%	6%	5%	4%	3%	2%	1%	0%

* Withdrawals in the first year are not permitted for certain payment options. See “Withdrawals.”

Death Provisions and Surrender Charge.

Proceeds paid upon death are not subject to a surrender charge unless there are continuing annuity payments from the contract and at a later date, subject to contract rules, a partial or full withdrawal of remaining guaranteed payments is requested. We will then assess a surrender charge on the withdrawal. If a surrender charge is applied in this situation, the surrender charge schedule will be the one that commenced at the original contract issue date, prior to the beneficiary becoming owner.

Exchanged Contracts and Surrender Charge.

A reduced surrender charge schedule may apply under this contract if another variable annuity contract issued by us or one of our affiliated insurance companies is exchanged for this contract. Exchange programs may not be available in all states. We have the right to modify, suspend or terminate any exchange program any time without prior notification. If you want more information about our current exchange programs, contact your registered representative or our Annuity Service Center.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will deduct these taxes from your purchase payment. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

You can make twelve free transfers every contract year without charge. If you make additional transfers in a year, we will deduct a transfer fee. The fee is $20 per transfer. Currently, any transfers made as part of the Automatic Rebalancing Program and any transfers from the general account to a sub-account, are not subject to the assessment of a transfer fee, and therefore, do not count toward your twelve free transfers every contract year. We will treat multiple transfers effective on the same business day as one transfer. We will deduct any transfer fee at the time of the transfer from the value of the annuity units being transferred.

Income Taxes and Witholding

We will make any deductions for withholding taxes that are required by law. If we incur any income taxes due to the operation of the separate account, we will deduct them from the contract. At the present time, the separate account does not incur any income tax liability.

Fund Expenses

When our separate account sub-accounts purchase shares of their underlying fund, the shares are purchased at net asset value. The net asset value of each fund reflects investment management fees and other expenses already deducted from the assets of the fund. Therefore, fund expenses are reflected in the value of each sub-account. One or more of the funds available as an investment choice may pay us a distribution fee out of its assets. This fee is called a “12b-1” fee and along with the routine fees and expenses, it will be reflected in the value of a sub-account invested in a fund with a 12b-1 fee. Please refer to the fund prospectuses for more information regarding these expenses.

Expenses

Commuted Value

Calculating the Commuted Value of Remaining Payments

If you request a withdrawal of remaining guaranteed payments, if you make a transfer between a variable and fixed investment choice, if you request a change in the guaranteed period of the period certain only annuity option or if we make a payment upon death, we will utilize the “commuted value” when making those transactions. The commuted value for withdrawals, change of guaranteed period and payments upon death will only reflect the present value of remaining guaranteed payments. The commuted value for transfers will also reflect the present value of any payments which continue for life after the guaranteed period. Transfers and withdrawals may also be subject to a deduction for fees (see “Expenses – Surrender Charge for Partial or Full Withdrawals” and “Expenses –  Transfer Fee.”)

For Variable Annuity Payments

We determine the commuted value of variable annuity payments by using the assumed investment rate (AIR) you elect for your contract (i.e., 1%, 3% or 5%).

Payments for a Guaranteed Period.  For variable annuity payments that continue for a guaranteed period, we determine the commuted value by using the AIR as of the date of the transfer, withdrawal or change of guaranteed period.

Payments for Life.  For variable annuity payments that continue for life after the guaranteed period, we determine the commuted value by using current attained age mortality and the AIR as of the date of the transfer.

For Fixed Annuity Payments

Payments for a Guaranteed Period.  For fixed annuity payments that continue for a guaranteed period, we determine the commuted value by using the adjusted contract rate calculated as of the date of the transfer, withdrawal or change of guaranteed period. We calculate the adjusted contract rate as follows:

Adjusted Contract Rate = Contract

Rate + A – B.

Contract Rate: the Contract Rate is an interest rate we establish on the day we issue your contract.

A = the withdrawal yield

We determine the withdrawal yield as follows: “A” is the yield on the Constant Maturity Treasury Note as of the date we calculate the present value. The duration of that note will be equal to the number of years from the date of the calculation until the final guaranteed payment is due, divided by 2. Any resulting fraction (in years) will be rounded up to the next whole number.

B = the issue yield

We determine the issue yield as follows: “B” is the yield on the Constant Maturity

Treasury Note as of the later of the date the allocation was made to the general account or the date of the most recent period certain annuity option change. The duration of that note will be equal to the number of years from the later of the date the amount was applied to the general account or the date of the most recent period certain annuity option change, until the final payment is due, divided by 2. Any resulting fraction (in years) will be rounded up to the next whole number.

Payments for Life.  For fixed annuity payments that continue for life after the guaranteed period, we determine the present value by using the current attained age mortality and by using the adjusted contract rate we calculate as of the date of the transfer:

Adjusted Contract Rate = Contract

Rate + C – D.

Contract Rate: The Contract Rate is an interest rate we establish on the day we issue your contract.

Commuted Value

C = Withdrawal Yield

We determine the withdrawal yield as follows: “C” is the yield on the Constant Maturity Treasury Note as of the date we calculate the present value. The duration of that note will be equal to the number of years of expected future lifetime of the annuitants using current attained age mortality, divided by 2. Any resulting fraction will be rounded up to the next whole number.

D = Issue Yield

We determine the issue yield as follows: “D” is the yield on the Constant Maturity Treasury Note as of the later of the date the allocation was applied to the general account or the date of the most recent period certain annuity option change. The duration of that note will be equal to the number of years of expected future lifetime of the annuitants from the later of the date the amount was applied to the general account or the date of the most recent period certain annuity option change, until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

Constant Maturity Treasury Note Yields.   Constant Maturity Treasury Note yields are published in the daily H.15 updates by the Federal Reserve Statistical Releases. If a yield is not available for the applicable duration, rates will be interpolated. If the Constant Maturity Treasury Note yields are no longer available, we will use a substantially similar alternative.

Commuted Value

Calculating Variable Annuity Payments

If you elect variable annuity payments, those payments will fluctuate based on the investment performance of the sub-accounts you elect as investment choices.

Amount of Variable Annuity Payments.  We determine the value of the next variable annuity payment based on the number of annuity units credited to your annuity option and the value of those units as of five calendar days prior to the scheduled annuity payment date.

Variable Annuity Units.  We use annuity units to account for all amounts allocated to or withdrawn from the sub-accounts. When we receive the necessary information to process a transaction, we determine the number of annuity units by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one annuity unit of the sub-account as of the end of the business day during which the request for the transaction is received in good order at our Annuity Service Center.

When you purchase the contract, the number of annuity units is determined as follows:

•	The amount of your purchase payment applied to a sub-account; multiplied by

•	Your annuity purchase rate; divided by

•	The value of one annuity unit in that sub-account on the date we issue your contract.

The annuity purchase rate is determined based on the annuity option and Assumed Interest Rate chosen at the time we issue your contract.

Variable Annuity Unit Value.  At the inception date of a sub-account, we arbitrarily set the annuity unit value at $10. At the end of each subsequent business day we calculate the annuity unit value for each sub-account as follows:

1)	The net investment factor for the current valuation period is multiplied by the value of the annuity unit for the sub-account for the immediately preceding valuation period.

2)	The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding valuation date.

The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

A is	(i) the net asset value per share of the underlying fund of the sub-account for the current valuation period; plus

(ii) any dividend per share declared on behalf of the underlying fund that has an ex-dividend date within the current valuation period; less

(iii) the cumulative charge or credit for taxes reserved which we determine is a result from the operation or maintenance of the sub-account.

B is	the net asset value per share of the underlying fund of the sub-account for the immediately preceding valuation period.

C is	the cumulative unpaid charge for the separate account annual expenses applicable to your contract.

See “Appendix A – Annuity Payment Examples” for additional information.

Calculating Variable Annuity Payments

Federal Taxes

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. This information is not written or intended as specific tax advice and may not be relied on for purposes of avoiding any federal tax penalties. You are encouraged to consult your own tax adviser about your own circumstances.

Taxation of the Company.

MassMutual is taxed as a life insurance company under the Internal Revenue Code (Code). For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Annuities In General.

Annuity contracts are a means of both setting aside money for future needs – usually retirement- and for providing a mechanism to administer the payout of those funds. Congress recognized how important providing for retirement was and created special rules in the Code for annuities. Simply stated, these rules provide that you will generally not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

Diversification.

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department, adequately diversified. Disqualification of the contract as an annuity contract would result in a loss of tax deferral, meaning the imposition of federal income tax to the owner with respect to earnings under the contract prior to the receipt of payments under the contract. MassMutual intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

Investor Control of Assets.

For variable annuity contracts, tax deferral also depends on the insurance company, and not you, having control of the assets held in the separate accounts. You can transfer among the sub-accounts of the separate account to another but cannot direct the investments each underlying fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn. The Internal Revenue Service (IRS) has provided some recent guidance on investor control by issuing Revenue Rulings 2003-91 and 2003-92, but some issues remain unclear. One unanswered question is whether a contract owner will be deemed to own the assets in the contract if the variable contract offers too large a choice of funds in which to invest, and if so, what that number might be. We do not know if the IRS will issue any further guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

Section 1035 Tax Free Exchanges.

Section 1035 of the Code provides that a life insurance, endowment, or annuity contract may be exchanged for an annuity contract on a tax-free basis. When this type of exchange occurs, the gain in the original contract is preserved in the new contract by transferring the cost basis under the original contract to the new contract. The IRS has provided guidance that the partial exchange of an annuity contract for another annuity contract will be tax-free. However, the IRS has reserved the right to review these transactions when distributions take place from either contract within two years after the exchange. In the event that the transaction is determined to be abusive, the IRS may treat the contracts as one contract for purposes of determining gain. It is unclear whether a partial exchange into an immediate annuity would be considered abusive. At the current time, we accept the exchange of an annuity contract into an immediate annuity contract, but we are not responsible for how another insurer tax reports the transaction or how the IRS ultimately

Federal Taxes

reviews the transaction. You should consult your own tax adviser before entering into any section 1035 exchange.

Non-Qualified Contracts.

If you purchase the annuity contract as an individual and not under any tax-qualified retirement plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract. The contract is intended to be a single premium immediate annuity.

Qualified Contracts.

If you purchase the contract as an individual retirement annuity (IRA) that meets the requirements of section 408, your contract is referred to as a qualified contract. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Since this contract is intended to be a single premium immediate annuity, the only contributions accepted will be eligible rollover contributions from certain Qualified Plans or trustee-to-trustee transfers from another IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts intended to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Taxation of Non-Qualified Contracts.

You, as the owner of a non-qualified annuity, will generally not be taxed on any increases in the value of your contract until a distribution occurs. There are different rules as to how you are taxed depending on whether the distribution is an annuity payment or a withdrawal.

Annuity payments occur as the result of the contract reaching its annuity starting date. For an immediate annuity the purchase date is generally treated as the annuity starting date. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. The annuity payment is divided between these taxable and non-taxable portions based on the calculation of an exclusion amount. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Annuity payments received after you have recovered all of your purchase payment are fully taxable. See “Income Tax Reporting and Witholding.”

Generally, withdrawals from an annuity are considered to come first from earnings in the contract and then from a return of purchase payment. However, withdrawals taken from a contact for which annuity payments have begun are taxed differently, and depend on whether the withdrawal is a partial withdrawal or a withdrawal in full satisfaction of the annuity contract. A portion of each partial withdrawal is treated as a return of your purchase payment with the remaining portion treated as ordinary income. This allocation is determined by an exclusion amount which is calculated by multiplying the remaining cost basis at the time of the withdrawal by the percentage reduction in the remaining annuity payments. A withdrawal in full surrender of the annuity contract will be treated as ordinary income to the extent that the amount received is in excess of the remaining cost basis in the contract.

The Code also provides that any amount received (both annuity payments and withdrawals) under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is an additional tax equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2;

(2)	paid to your beneficiary after you die;

(3)	paid if you become totally disabled (as that term is defined in the Code);

(4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

(5)	paid under an immediate annuity; or

(6)	which come from purchase payments made before August 14, 1982.

Federal Taxes

With respect to (5) above, an immediate annuity is defined as a single premium contract which provides for substantially equal periodic payments to begin within one year of the purchase date of the contract. The IRS has taken the position that in most cases a deferred annuity contract that is exchanged for a single premium immediate annuity will not meet the definition of an immediate annuity for purposes of the penalty exception. If an annuity contract does not meet the immediate annuity exception because it was established through a 1035 exchange from deferred annuity, it is still eligible to meet one of the other exceptions.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser for more specific information.

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. This rule does not apply to immediate annuities.

Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Section 1041 of the Code.

Taxation of Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for all or some of your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from tax-qualified retirement plans, including contracts issued and qualified as IRAs under section 408. Exceptions from the penalty tax applicable to IRAs are as follows:

1.	distributions made on or after you reach age 59 1/2;

2.	distributions made after your death;

3.	distributions made that are attributable to the employee being disabled as defined in the Code;

4.	distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;

5.	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

6.	distributions made on account of an IRS levy made on a tax-qualified retirement plan or IRA;

7.	distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days;

8.	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7)) for the taxable year; and

9.	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Code Section 72(t)(8)).

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. The IRS has indicated that a modification will occur if, after the first valuation date there is (i) any

Federal Taxes

addition to the account balance other than gains or losses, (ii) any nontaxable transfer of a portion of the account balance to another retirement plan, or (iii) a rollover by the taxpayer of the amount received resulting in such amount not being taxable. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser or IRS Revenue Ruling 2002-62 for more specific information.

Required Distributions.

For non-qualified contracts, the Code provides that a contract will not be treated as an annuity for federal tax purposes unless it contains specific distribution provisions to apply upon the contract owner’s death. Generally the rules provide that if the contract owner dies after payments have begun, the remaining interest in the contract will be distributed at least as rapidly as the method in effect at the owner’s death. If the contract owner dies before payments have begun, the remaining interest will be distributed within 5 years or over the life of the designated beneficiary. We will administer the contract in order to comply with these rules.

For qualified contracts, distributions generally must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions generally must be over a period not exceeding your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Upon your death, additional distribution requirements are imposed. If your death occurs after your required beginning date, distributions must be made at least as rapidly as under the method in effect at the time of your death. If your death occurs before your required beginning date, the remaining interest must be distributed within 5 years or over the life or life expectancy of the designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

The Regulations under Code section 401(a)(9) include a provision that could increase the dollar amount of required minimum distributions for individuals who fund their IRA, or tax-qualified retirement plan with an annuity contract. During the accumulation phase of the annuity contract, Treasury Regulations section 1.401(a)(9)-6, Q&A-12 requires that individuals add the actuarial present value of any additional benefits provided under the annuity (such as certain living or death benefits) to the dollar amount credited to the owner or beneficiary under the contract in order to determine the fair market value of the contract. A larger fair market value will result in the calculation of a higher required minimum distribution amount. Please consult a tax adviser to determine how this may impact your specific circumstances.

Income Tax Reporting and Withholding

Federal law requires that we file an information return on Form 1099-R with the Internal Revenue Service (with a copy to you) reporting any taxable amounts paid to you under the annuity contract. By January 31 of the calendar year following the year of the payment(s), we will issue the Form 1099-R to the owner of the annuity contract while he or she is living, regardless of how many payees have been designated to receive payments. Following the death of the owner, the Form 1099-R will be sent to each beneficiary-payee who continues to receive payments.

The portion of any distribution that is includible in the gross income of the owner is subject to federal income tax withholding. The amount of the withholding depends on the type of distribution. Withholding for periodic payments is at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate (but not lower). Distributions from certain retirement plans, excluding IRAs, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the owner or joint and last survivor expectancy of the owner and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions. Owners should consult their own tax counsel or other tax adviser regarding withholding requirements.

Federal Taxes

Non-Resident Aliens.

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal tax withholding at a rate of 30% of the amount of income that is distributed. A “nonresident alien” is a person who is neither a US citizen nor resident in the US. Some distributions to nonresident aliens may be subject to a lower (or no) tax if a US income tax treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on a Form W8-BEN, providing us with: (1) proof of residency (in accordance with Internal Revenue Service requirements); and (2) an US individual taxpayer identification number. If the non-resident alien does not meet the above conditions, we will withhold 30% of income from the distribution.

Same-sex marriage.

Certain states treat individuals in a same-sex marriage, civil union or domestic partnership as spouses for purposes of state law. However, current federal income tax law only recognizes spouses if they are married individuals of the opposite sex. Consequently, certain transactions such as a change of ownership or continuation of the contract after death, will be reported as taxable if the individuals involved in the transaction are of the same sex, despite their treatment as spouses under state law. A tax adviser should be consulted to determine proper federal and state tax treatment of any of the transactions described above.

Non-natural owner.

When a non-qualified contract is owned by a nonnatural person (e.g., a corporation, limited liability company, partnership or certain other entities) the contract will generally not be treated as an annuity for tax purposes. This treatment is not applied to a contract held by a trust or other entity as an agent for a natural person. This treatment also does not apply to a contract that qualifies as an immediate annuity. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

State versus federal tax.

On June 7, 2001, President Bush signed into law the “Economic Growth and Tax Relief Reconciliation Act of 2001” (“EGTRRA”). Some of EGTRRA’s provisions include increased contribution limits for tax-qualified retirement plans, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that some states do not automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement arrangements. Accordingly, participants of qualified retirement arrangements are urged to seek the advice of their independent tax counsel to determine whether any adverse state income tax consequences would result from their compliance with EGTRRA’s provisions.

Federal Taxes

Other Information

Distribution

MML Distributors, LLC (MML Distributors), a limited liability corporation, is the principal underwriter of the contract. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is a subsidiary of MassMutual. Pursuant to an Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the contract. The contract is sold by both registered representatives of MML Investors Services, Inc. (MMLISI), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors (broker-dealers). Commissions are paid to MMLISI and all broker dealers who sell the contract. Commissions for sales of the contract by MMLISI registered representatives are paid by MassMutual through MMLISI to those registered representatives. Commissions for sales of the contract by registered representatives of other broker-dealers are paid by MassMutual through MML Distributors to those broker-dealers.

Additional Compensation Paid to MMLISI. Most MMLISI registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips. Sales of this contract may help these registered representatives and their supervisors qualify for such benefits.

Additional Compensation Paid to Certain Broker-Dealers. We and MML Distributors make additional commission payments to certain broker-dealers in the form of sales-based payments. We also make cash payments and non-cash payments to certain broker-dealers. The sales based payments are made to participate in those broker-dealers’ preferred provider programs or marketing support programs, or to otherwise promote this contract. Sales-based payments are paid on each sale of the contract. Cash payments are made to attend sales conferences and educational seminars sponsored by certain broker-dealers. Non-cash payments include various promotional items. The total compensation paid for the sale of this contract, including commissions and cash payments, may range up to 8.0% of purchase payments made to a contract. For a list of the broker-dealers to whom we currently pay additional commissions in the form of asset-based or sales-based payments for selling this contract, visit www.massmutual.com/compensation or call our Annuity Service Center at the number shown on page 1 of this prospectus.

The additional compensation arrangements described in the preceding paragraphs are not offered to all broker-dealers and the terms of such arrangements may differ among broker-dealers. Such payments may give us greater access to the registered representatives of the broker-dealers that receive such compensation or may influence the way that a broker-dealer markets the contract. Any such compensation will be paid by MML Distributors or us out of the assets of either MML Distributors or us and will not result in any additional direct charge to you. The additional compensation arrangements may provide a registered representative with an incentive to sell this contract over other available variable annuity contracts whose issuers do not provide such compensation or who provide lower levels of such compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this contract. You may contact your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a contract. We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus. We may also use some of the 12b-1 distribution fee payments and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Other Information

Special Arrangement

For certain group or sponsored arrangements there may be expense savings that could be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected purchase payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce the mortality and expense risk charge, the administrative charge, or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate this arrangement.

Electronic Transmission of Application Information

Subject to state availability, upon agreement with a limited number of broker-dealers and in certain conditions, we will accept electronic data transmissions of application information. Contact our Annuity Service Center for more information.

Assignment

You may not assign the contract as collateral to another person or entity. Any purported assignment will be null and void.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

We determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation of Rights

We reserve the right to:

•	substitute another fund for one of the funds you elected, and

•	add or eliminate sub-accounts.

If we exercise any of these rights, we will obtain prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds; or

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from the general account for the period permitted by law but not for more than six months.

Other Information

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including purported class action suits, which seek both compensatory and punitive damages. In addition, we are engaged in litigation related to the termination of our former Chief Executive Officer in June 2005. Further, we, along with many other defendants, have been named in an adversary proceeding in the Enron bankruptcy. While we are not aware of any other actions or allegations that should reasonably give rise to a material adverse impact to our financial position or liquidity, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management that the ultimate resolution of these matters will not materially impact our financial position or liquidity. The outcome of a particular proceeding may be material to our operating results for a particular period depending upon, among other factors, the size of the loss or liability and the level of our income for the period.

In 2005, we received final approval of a nationwide class action settlement resolving litigation proceedings involving alleged sales practices claims. The settlement class includes all policyholders, with certain limited exceptions, who have or had an ownership interest in permanent life policies, term life policies or disability income policies issued between January 1, 1983 and December 31, 2003. The settlement agreement resulted in the establishment of a liability of approximately $268 million in 2004. This estimated amount represents the cost to us of the settlement including related expenses.

We are subject to governmental and administrative proceedings and regulatory investigations in the ordinary course of our business. We have cooperated fully with these regulatory agencies with regard to their investigations and have responded to information requests and comments.

These investigations include industry-wide investigations of issues such as (a) late trading and market timing in connection with mutual funds and variable insurance contracts, (b) revenue sharing, and (c) compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products. In connection with these investigations, we have been contacted by various regulatory agencies and state attorneys general including the Securities and Exchange Commission, National Association of Securities Dealers, Commonwealth of Massachusetts Division of Insurance, State of Connecticut Insurance Department, and the Attorneys General of Connecticut, Massachusetts and New York.

We believe that it is reasonable to expect that regulatory inquiries and investigations into the financial services industry will continue for the foreseeable future and may result in new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry as a whole. It is the opinion of management that the ultimate resolution of these matters will not materially impact our financial position or liquidity. The outcome of a particular matter may be material to our operating results for a particular period depending upon, among other factors, the size of the matter and the level of our income for the period.

Financial Statements

We have included our company statutory financial statements and those of the separate account in the Statement of Additional Information.

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The table of content for the Statement of Additional Information is as follows:

Company

Custodian

Distribution

Purchase of Securities Being Offered

Experts

Financial Statements

Other Information

[This page intentionally left blank]

To:	MassMutual Financial Group

Annuity Service Center HUB

P.O. Box 9067

Springfield, MA 01102-9067

Please send me a Statement of Additional Information for MassMutual RetireEase Select.

Name

Address

City	State	Zip

Telephone

[This page intentionally left blank]

Appendix A – Annuity Payment Examples

The following examples are intended to show you possible annuity payment amounts over time, assuming certain variables such as varying performance on the sub-accounts you elect and varied assumed investment rates. The examples demonstrate that if the actual net investment return equals the assumed investment rate (AIR), the payment amount will stay the same. If the net investment return is higher than the AIR, the payment amount will increase. If the net investment return is lower than the AIR, the payment amount will decrease.

The examples assume that you:

•	invest $100,000 in the contract;

•	elect a period certain annuity option with a twenty year guaranteed period;

•	only elect one investment choice and it is a sub-account with a return, after deduction of fund expenses, as illustrated below (either 0%, 4%, or 8%);

•	elect an AIR as illustrated below (either 1%, 3%, or 5%);

•	did not elect Inflation Protector, Budget Protector or Payment Protector; and

•	do not make any withdrawals.

Additionally, the examples assume that only the charges in footnotes (a) and (b) apply.

Sub-Account Return:	0%	0%	0%	4%	4%	4%	8%	8%	8%

Assumed Investment Rate:	1%	3%	5%	1%	3%	5%	1%	3%	5%

Current Expense Charges(a)
Sum of all payments over the 20 year guaranteed period	$88,800	$89,518	$90,209	$131,174	$128,909	$126,752	$200,308	$192,129	$184,415

Payments in 1st contract year	$5,450	$6,482	$7,591	$5,567	$6,621	$7,753	$5,682	$6,758	$7,913
Payments in 5th contract year	$4,982	$5,478	$5,941	$5,953	$6,546	$7,098	$7,067	$7,770	$8,425
Payments in 10th contract year	$4,453	$4,439	$4,373	$6,474	$6,454	$6,356	$9,281	$9,252	$9,112
Payments in 15th contract year	$3,980	$3,597	$3,218	$7,040	$6,363	$5,692	$12,189	$11,016	$9,854
Payments in 20th contract year	$3,557	$2,915	$2,369	$7,656	$6,273	$5,098	$16,007	$13,116	$10,657

Maximum Expense Charges(b)
Sum of all payments over the 20 year guaranteed period	$83,272	$84,321	$85,331	$121,892	$120,336	$118,851	$184,539	$177,788	$171,410

Payments in 1st contract year	$5,429	$6,458	$7,563	$5,546	$6,596	$7,724	$5,661	$6,732	$7,883
Payments in 5th contract year	$4,826	$5,307	$5,755	$5,767	$6,341	$6,876	$6,845	$7,527	$8,161
Payments in 10th contract year	$4,165	$4,153	$4,090	$6,055	$6,037	$5,946	$8,681	$8,654	$8,523
Payments in 15th contract year	$3,595	$3,249	$2,907	$6,358	$5,747	$5,141	$11,009	$9,949	$8,900
Payments in 20th contract year	$3,103	$2,542	$2,066	$6,677	$5,471	$4,446	$13,960	$11,439	$9,295

(a)	These examples assume the current mortality and expense risk charge and administrative charge totaling 1.25%.
(b)	These examples assume the maximum mortality and expense risk charge and administrative charge totaling 1.95%.

Appendix A

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

MassMutual RetireEase SelectSM

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

November 16, 2006

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated November 16, for the individual immediate variable annuity contract which is referred to herein.

For a copy of the prospectus call 1-800-272-2216 (press 2) or write: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01101.

Company	2

Custodian	2

Distribution	2

Purchase of Securities Being Offered	2

Experts	2

1

COMPANY

In this Statement of Additional Information, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

CUSTODIAN

The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 (the “separate account”).

DISTRIBUTION

MML Distributors, LLC (“MML Distributors”) is the principal underwriter of the contract. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company. Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as underwriter for the Separate Account. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract.

The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the separate account are sold to contract owners as annuity units. Charges associated with such securities are discussed in the Expenses section of the prospectus for the contract. The contract does not offer any special purchase plan or exchange program not discussed in the prospectus.

EXPERTS

The financial statements of Massachusetts Mutual Variable Annuity Separate Account 4 as of December 31, 2005 and for each period in the two-year period then ended, and the statutory financial statements of Massachusetts Mutual Life Insurance Company as of December 31, 2005 and 2004, and for the years then ended, included in this Statement of Additional Information, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The KPMG LLP audit report dated March 31, 2006 refers to other auditors whose report on the financial highlights of Massachusetts Mutual Variable Annuity Separate Account 4, for each year in the three-year period ended December 31, 2003, dated February 23, 2005, expressed an unqualified opinion on those statements. The KPMG LLP audit report dated February 24, 2006 includes explanatory language that states that the Company prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices. In addition, the KPMG LLP audit report

2

refers to other auditors whose report on the statutory financial statements of Massachusetts Mutual Life Insurance Company for the year ended December 31, 2003, dated March 5, 2004 (except with respect to the matter discussed in Note 17, as to which the date is March 14, 2005), expressed an unqualified opinion on those statements and included explanatory language that described the use of statutory accounting practices, which practices differ from accounting principles generally accepted in the United States of America, and the adoption, effective January 1, 2003, of Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions”. The principal business address of KPMG LLP is One Financial Plaza, 755 Main Street, Hartford, Connecticut 06103.

3

Report of Independent Registered Public Accounting Firm

The Board of Directors of Massachusetts Mutual Life Insurance Company and Contract Owners of Massachusetts Mutual Variable Annuity Separate Account 4:

We have audited the accompanying statement of assets and liabilities of Massachusetts Mutual Variable Annuity Separate Account 4 (comprised of the sub-accounts listed in Note 2) (collectively, “the Account”) as of December 31, 2005, and the related statements of operations and changes in net assets and the financial highlights for each period in the two-year period ended December 31, 2005. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each year in the three-year period ended December 31, 2003, were audited by other auditors whose report thereon dated February 23, 2005, expressed an unqualified opinion on these statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the underlying mutual funds or their transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Variable Annuity Separate Account 4 as of December 31, 2005, and the results of its operations, changes in its net assets, and financial highlights for each period in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Hartford, CT

March 31, 2006

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account

ASSETS
Investments
Number of shares	391,794	789,297	615,889	8,116,960	17,860,273	7,639,199	4,747,943	5,286,390	6,865,670	1,051,204	130,703

Identified cost	$5,118,462	$13,698,099	$7,070,790	$52,717,162	$136,180,457	$113,541,031	$162,252,477	$9,567,504	$169,475,639	$31,810,970	$1,900,439

Value	$5,982,699	$16,133,222	$7,815,636	$60,958,369	$146,454,241	$125,817,614	$180,991,603	$10,271,455	$213,041,729	$35,278,405	$2,265,076
Dividends receivable	-	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	-	18,636	-	-	151,638	78,221	33,999	-	207,966	-	-

Total assets	5,982,699	16,151,858	7,815,636	60,958,369	146,605,879	125,895,835	181,025,602	10,271,455	213,249,695	35,278,405	2,265,076

LIABILITIES
Annuitant mortality fluctuation reserve	-	-	120	-	458	6,176	6,736	-	1,143	-	-
Payable to Massachusetts Mutual Life Insurance Company	401	-	369	7,052	-	-	-	6,347	-	3,205	100

Total Liabilities	401	-	489	7,052	458	6,176	6,736	6,347	1,143	3,205	100

NET ASSETS	$5,982,298	$16,151,858	$7,815,147	$60,951,317	$146,605,421	$125,889,659	$181,018,866	$10,265,108	$213,248,552	$35,275,200	$2,264,976

Net Assets:
Accumulation units - value	$5,982,298	$16,151,858	$7,811,206	$60,951,317	$146,587,354	$125,645,910	$180,733,091	$10,265,108	$213,200,684	$35,275,200	$2,264,976
Annuity reserves	-	-	3,941	-	18,067	243,749	285,775	-	47,868	-	-

Net assets	$5,982,298	$16,151,858	$7,815,147	$60,951,317	$146,605,421	$125,889,659	$181,018,866	$10,265,108	$213,248,552	$35,275,200	$2,264,976

Outstanding units
Contract owners	479,067	1,366,824	1,156,994	4,903,563	11,642,386	9,539,271	12,934,513	883,696	14,646,016	3,489,393	286,960

UNIT VALUE
Panorama Premier	$13.37	$11.55	$2.80	$13.43	$15.13	$13.33	$14.23	$9.95	$18.29	$8.12	$7.83
Panorama Passage® (Note 1)
Tier 1	13.30	11.49	2.78	10.47	16.24	13.30	14.20	9.90	13.87	8.29	8.12
Tier 2	13.24	11.44	2.77	10.43	16.17	13.24	14.14	9.85	13.81	8.26	8.08
MassMutual Artistry	11.77	10.08	2.66	9.50	16.60	13.41	14.32	9.65	12.01	6.47	8.02
MassMutual Transitions® (Note 1)
Custom Plan	12.17	12.06	10.10	12.32	12.96	13.49	14.40	12.07	14.72	10.85	-
Package Plan I	12.17	12.06	10.10	12.32	12.96	13.49	14.40	12.07	14.72	10.85	-
Package Plan II	12.02	11.91	9.98	12.17	12.79	13.37	14.27	11.92	14.54	10.72	-
Package Plan III	11.91	11.80	9.89	12.06	12.68	13.28	14.18	11.81	14.41	10.62	-
MassMutual EvolutionSM (Note 1)
Tier 1	10.44	10.65	9.99	10.92	11.10	11.07	10.84	10.76	12.53	10.06	-
Tier 2	10.37	10.57	9.91	10.84	11.02	10.99	10.76	10.68	12.44	9.99	-
Tier 3	10.32	10.52	9.87	10.79	10.96	10.94	10.71	10.63	12.38	9.94	-
Tier 4	10.35	10.55	9.90	10.83	11.00	10.97	10.74	10.67	12.42	9.97	-
Tier 5	10.27	10.47	9.82	10.75	10.92	10.89	10.66	10.59	12.33	9.90	-
Tier 6	10.23	10.43	9.78	10.70	10.87	10.84	10.61	10.54	12.27	9.86	-
MassMutual Transitions SelectSM	11.50	11.82	12.56	11.64	11.51	11.64	11.66	11.28	13.45	11.78	-

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account
		(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

ASSETS
Investments
Number of shares	5,388,462	513,677	980,007	486,444	653,210	363,805	292,964	533,119	659,050	1,898,588

Identified cost	$81,254,934	$11,365,390	$22,941,758	$12,411,585	$14,106,286	$11,521,218	$7,133,887	$8,787,340	$8,987,720	$27,749,360

Value	$90,472,283	$13,222,048	$26,087,790	$13,464,765	$17,930,620	$10,171,999	$8,132,675	$10,283,861	$10,314,135	$29,996,006
Dividends receivable	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	43,380	-	-	249	-	-	-	-	-	-

Total assets	90,515,663	13,222,048	26,087,790	13,465,014	17,930,620	10,171,999	8,132,675	10,283,861	10,314,135	29,996,006

LIABILITIES
Annuitant mortality fluctuation reserve	373	-	-	-	-	-	-	-	-	-
Payable to Massachusetts Mutual Life Insurance Company	-	396	733	-	59,317	4,008	39,256	516	604	249

Total Liabilities	373	396	733	-	59,317	4,008	39,256	516	604	249

NET ASSETS	$90,515,290	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757

Net Assets:
Accumulation units - value	$90,500,055	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757
Annuity reserves	15,235	-	-	-	-	-	-	-	-	-

Net assets	$90,515,290	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757

Outstanding units
Contract owners	6,204,530	1,237,107	2,186,217	1,215,939	1,322,972	1,157,150	768,737	948,690	899,782	2,842,948

UNIT VALUE
Panorama Premier	$17.29	$10.69	$-	$11.20	$-	$8.86	$-	$9.34	$13.92	$9.64
Panorama Passage® (Note 1)
Tier 1	17.25	10.64	-	11.27	-	8.69	-	9.77	13.89	10.33
Tier 2	17.18	10.59	-	11.22	-	8.66	-	9.73	13.83	10.28
MassMutual Artistry	17.40	10.70	-	8.25	-	6.16	-	8.73	14.00	10.30
MassMutual Transitions® (Note 1)
Custom Plan	17.50	-	11.97	-	13.58	-	10.49	11.85	11.29	11.82
Package Plan I	17.50	-	11.97	-	13.58	-	10.49	11.85	11.29	11.82
Package Plan II	17.34	-	11.82	-	13.41	-	10.36	11.71	11.15	11.67
Package Plan III	17.23	-	11.71	-	13.29	-	10.27	11.60	11.05	11.56
MassMutual EvolutionSM (Note 1)
Tier 1	12.38	-	11.07	-	12.29	-	10.21	11.22	10.23	10.68
Tier 2	12.29	-	10.99	-	12.20	-	10.13	11.14	10.15	10.60
Tier 3	12.23	-	10.94	-	12.14	-	10.09	11.09	10.10	10.55
Tier 4	12.27	-	10.97	-	12.18	-	10.12	11.12	10.13	10.58
Tier 5	12.18	-	10.89	-	12.09	-	10.04	11.04	10.06	10.51
Tier 6	12.12	-	10.84	-	12.04	-	10.00	10.99	10.01	10.46
MassMutual Transitions SelectSM	12.79	-	11.59	-	13.26	-	11.71	12.10	13.12	11.21

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account
ASSETS

Investments
Number of shares	1,114,780	480,926	1,112,617	1,563,315	903,365	11,663,623	7,125,956	11,558,631	258,712	1,608,598

Identified cost	$5,837,738	$4,188,139	$23,349,510	$21,200,201	$6,217,378	$126,223,960	$71,312,920	$144,153,799	$964,618	$17,338,910

Value	$6,656,546	$4,689,948	$26,640,458	$24,012,513	$6,571,138	$123,284,496	$80,350,835	$140,520,085	$1,081,874	$19,384,172
Dividends receivable	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	-	271	-	-	-	169,344	96,622	337,762	-	9,179

Total assets	6,656,546	4,690,219	26,640,458	24,012,513	6,571,138	123,453,840	80,447,457	140,857,847	1,081,874	19,393,351

LIABILITIES
Annuitant mortality fluctuation reserve	-	-	-	-	-	1,716	417	521	-	-
Payable to Massachusetts Mutual Life Insurance Company	38,341	-	34,087	16,432	1,377	-	-	-	60	-

Total Liabilities	38,341	-	34,087	16,432	1,377	1,716	417	521	60	-

NET ASSETS	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,452,124	$80,447,040	$140,857,326	$1,081,814	$19,393,351

Net Assets:
Accumulation units - value	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,381,234	$80,430,379	$140,839,024	$1,081,814	$19,393,351
Annuity reserves	-	-	-	-	-	70,890	16,661	18,302	-	-

Net assets	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,452,124	$80,447,040	$140,857,326	$1,081,814	$19,393,351

Outstanding units
Contract owners	634,163	400,588	2,525,208	2,229,995	681,087	11,734,912	6,610,044	12,686,181	204,265	1,449,940

UNIT VALUE
Panorama Premier	$5.51	$10.09	$8.75	$9.04	$8.01	$10.89	$10.79	$-	$3.91	$15.81
Panorama Passage® (Note 1)
Tier 1	5.48	10.05	9.83	9.50	7.85	10.86	10.74	13.41	3.89	14.43
Tier 2	5.46	10.01	9.79	9.46	7.81	10.81	10.69	13.36	3.88	14.37
MassMutual Artistry	5.61	13.80	10.12	8.32	5.84	10.95	10.84	12.98	3.98	13.33
MassMutual Transitions® (Note 1)
Custom Plan	11.69	11.88	12.33	11.80	10.49	11.02	13.14	11.57	-	12.51
Package Plan I	11.69	11.88	12.33	11.80	10.49	11.02	13.14	11.57	-	12.51
Package Plan II	11.55	11.73	12.18	11.65	10.36	10.91	12.98	11.43	-	12.36
Package Plan III	11.44	11.63	12.07	11.54	10.27	10.84	12.86	11.33	-	12.25
MassMutual EvolutionSM (Note 1)
Tier 1	10.59	10.86	11.12	10.75	10.13	10.17	11.18	10.18	10.70	10.79
Tier 2	10.51	10.78	11.04	10.67	10.05	10.10	11.10	10.10	10.62	10.71
Tier 3	10.46	10.73	10.99	10.63	10.01	10.05	11.05	10.06	10.57	10.66
Tier 4	10.49	10.76	11.02	10.66	10.04	10.08	11.09	10.09	10.60	10.69
Tier 5	10.41	10.69	10.94	10.58	9.96	10.01	11.00	10.01	10.53	10.61
Tier 6	10.37	10.64	10.89	10.53	9.92	9.96	10.95	9.97	10.48	10.56
MassMutual Transitions SelectSM	12.93	11.76	11.66	11.59	11.35	10.24	11.99	10.28	12.17	11.96

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account
ASSETS
Investments
Number of shares	4,375,663	2,018,223	1,753,385	2,988,476	4,626,379	1,858,856	6,925,931	8,242,373	19,709,930	3,246,629

Identified cost	$55,459,213	$28,372,603	$76,302,612	$46,761,718	$161,220,073	$20,395,264	$177,796,972	$68,668,190	$22,133,873	$60,324,832

Value	$64,475,743	$30,436,826	$86,599,669	$51,013,290	$178,208,123	$20,800,603	$231,187,725	$69,565,625	$28,973,597	$70,744,043
Dividends receivable	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	99,440	73,311	142,920	-	165,784	1,847	242,165	11,560	44,481	30,003

Total assets	64,575,183	30,510,137	86,742,589	51,013,290	178,373,907	20,802,450	231,429,890	69,577,185	29,018,078	70,774,046

LIABILITIES
Annuitant mortality fluctuation reserve	787	-	402	-	1,551	-	1,897	547	-	688
Payable to Massachusetts Mutual Life Insurance Company	-	-	-	10,325	-	-	-	-	-	-

Total Liabilities	787	-	402	10,325	1,551	-	1,897	547	-	688

NET ASSETS	$64,574,396	$30,510,137	$86,742,187	$51,002,965	$178,372,356	$20,802,450	$231,427,993	$69,576,638	$29,018,078	$70,773,358

Net Assets:
Accumulation units - value	$64,540,976	$30,510,137	$86,726,036	$51,002,965	$178,306,699	$20,802,450	$231,351,654	$69,552,270	$29,018,078	$70,750,796
Annuity reserves	33,420	-	16,151	-	65,657	-	76,339	24,368	-	22,562

Net assets	$64,574,396	$30,510,137	$86,742,187	$51,002,965	$178,372,356	$20,802,450	$231,427,993	$69,576,638	$29,018,078	$70,773,358

Outstanding units
Contract owners	4,749,265	1,952,776	7,099,027	4,148,701	15,776,215	1,378,374	15,779,188	5,540,219	2,043,148	6,467,677

UNIT VALUE
Panorama Premier	$15.77	$17.94	$9.90	$12.15	$10.90	$15.09	$17.50	$12.27	$18.83	$9.67
Panorama Passage® (Note 1)
Tier 1	14.11	17.86	9.88	12.09	11.04	-	17.46	12.28	12.26	9.96
Tier 2	14.05	17.79	9.84	12.04	10.99	-	17.39	12.23	12.21	9.91
MassMutual Artistry	9.65	17.55	5.32	11.91	7.77	-	11.76	12.42	8.74	8.74
MassMutual Transitions® (Note 1)
Custom Plan	14.49	15.84	13.10	12.61	11.48	-	14.78	12.91	13.72	11.71
Package Plan I	14.49	15.84	13.10	12.61	11.48	-	14.78	12.91	13.72	11.71
Package Plan II	14.31	15.64	12.94	12.45	11.34	-	14.59	12.75	13.55	11.56
Package Plan III	14.18	15.50	12.82	12.34	11.24	-	14.46	12.63	13.43	11.46
MassMutual EvolutionSM (Note 1)
Tier 1	11.74	12.17	12.33	10.73	10.56	-	12.47	10.69	12.38	10.77
Tier 2	11.65	12.08	12.24	10.66	10.48	-	12.37	10.61	12.29	10.69
Tier 3	11.60	12.02	12.19	10.61	10.44	-	12.32	10.57	12.23	10.64
Tier 4	11.64	12.06	12.22	10.64	10.47	-	12.36	10.60	12.27	10.67
Tier 5	11.55	11.97	12.13	10.56	10.39	-	12.26	10.52	12.18	10.59
Tier 6	11.50	11.92	12.08	10.51	10.34	-	12.21	10.47	12.12	10.55
MassMutual Transitions SelectSM	13.53	13.41	13.35	11.38	11.54	-	13.95	10.66	13.88	11.67

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
ASSETS
Investments
Number of shares	37,100,965	37,207,918	1,081,180	1,903,412	-	1,728,096	3,906,940	6,758,472	3,786,960	6,588,089

Identified cost	$37,100,965	$183,634,397	$1,751,007	$2,322,585	$-	$21,222,943	$32,339,194	$142,163,807	$72,173,843	$90,132,402

Value	$37,100,965	$190,132,461	$2,129,924	$2,607,675	$-	$24,884,578	$37,584,765	$147,267,102	$96,756,828	$102,905,957
Dividends receivable	50,013	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	-	137,114	9,545	-	-	-	13,959	109,177	-	169,466

Total assets	37,150,978	190,269,575	2,139,469	2,607,675	-	24,884,578	37,598,724	147,376,279	96,756,828	103,075,423

LIABILITIES
Annuitant mortality fluctuation reserve	5,507	6,623	-	-	-	-	-	482	-	522
Payable to Massachusetts Mutual Life Insurance Company	15,463	-	-	135	-	2,672	-	-	90,858	-

Total Liabilities	20,970	6,623	-	135	-	2,672	-	482	90,858	522

NET ASSETS	$37,130,008	$190,262,952	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,375,797	$96,665,970	$103,074,901

Net Assets:
Accumulation units - value	$36,878,662	$189,980,681	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,356,571	$96,665,970	$103,054,101
Annuity reserves	251,346	282,271	-	-	-	-	-	19,226	-	20,800

Net assets	$37,130,008	$190,262,952	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,375,797	$96,665,970	$103,074,901

Outstanding units
Contract owners	3,492,446	15,494,240	178,977	205,061	-	1,820,949	3,144,919	12,329,720	5,950,501	8,179,250

UNIT VALUE
Panorama Premier	$12.43	$14.40	$12.75	$13.35	$-	$15.02	$13.40	$14.14	$23.10	$11.68
Panorama Passage® (Note 1)
Tier 1	10.81	14.25	8.88	10.29	-	15.23	13.37	14.11	17.34	11.91
Tier 2	10.76	14.19	8.84	10.25	-	15.17	13.31	14.05	17.27	11.86
MassMutual Artistry	10.59	13.90	8.69	9.65	-	12.86	13.48	14.22	13.39	10.69
MassMutual Transitions® (Note 1)
Custom Plan	10.20	13.25	-	-	-	13.66	11.94	12.23	14.64	12.96
Package Plan I	10.20	13.25	-	-	-	13.66	11.94	12.23	14.64	12.96
Package Plan II	10.08	13.09	-	-	-	13.49	11.79	12.08	14.46	12.80
Package Plan III	9.99	12.97	-	-	-	13.37	11.68	11.97	14.33	12.68
MassMutual EvolutionSM (Note 1)
Tier 1	10.07	10.72	-	-	-	11.16	10.74	11.05	-	11.94
Tier 2	9.99	10.64	-	-	-	11.07	10.66	10.97	-	11.85
Tier 3	9.95	10.59	-	-	-	11.02	10.61	10.92	-	11.80
Tier 4	9.98	10.62	-	-	-	11.06	10.64	10.95	-	11.83
Tier 5	9.90	10.55	-	-	-	10.98	10.56	10.87	-	11.75
Tier 6	9.86	10.50	-	-	-	10.93	10.52	10.82	-	11.69
MassMutual Transitions SelectSM	10.16	10.75	-	-	-	12.68	11.87	11.60	-	12.71

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

For The Year Ended December 31, 2005

	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account
Investment income
Dividends	$79,391	$-	$-	$1,174,725	$10,593,871	$2,611,370	$2,977,071	$181,143	$409,309	$126,610	$20,835

Expenses
Mortality and expense risk fees and administrative charges	62,676	156,722	79,068	672,721	1,268,987	1,115,339	1,648,521	95,434	1,783,599	358,305	32,431

Net investment income (loss)	16,715	(156,722)	(79,068)	502,004	9,324,884	1,496,031	1,328,550	85,709	(1,374,290)	(231,695)	(11,596)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	155,928	291,097	169,586	461,203	1,157,357	692,355	1,184,680	183,842	1,990,636	(185,394)	(72,564)
Change in net unrealized appreciation/depreciation of investments	107,491	881,952	(3,269)	1,103,392	(5,245,906)	6,733,258	5,946,270	142,678	24,615,183	1,996,171	237,046

Net gain (loss) on investments	263,419	1,173,049	166,317	1,564,595	(4,088,549)	7,425,613	7,130,950	326,520	26,605,819	1,810,777	164,482

Net increase (decrease) in net assets resulting from operations	280,134	1,016,327	87,249	2,066,599	5,236,335	8,921,644	8,459,500	412,229	25,231,529	1,579,082	152,886

Capital transactions:
Transfer of net premiums	623,689	1,424,956	551,052	4,824,299	53,666,167	18,765,844	26,692,777	1,142,339	63,797,389	2,938,919	56,358
Transfers due to death benefits	(26,966)	(33,387)	(11,745)	(404,886)	(378,622)	(1,086,341)	(710,211)	(10,795)	(1,233,812)	(407,026)	(28,420)
Transfers due to annuity benefit payments	-	-	(266)	-	(627)	(17,060)	(18,646)	-	(1,602)	-	-
Transfers due to withdrawal of funds	(407,677)	(729,271)	(381,297)	(3,168,614)	(4,299,633)	(4,022,386)	(5,557,607)	(464,355)	(6,168,183)	(1,645,402)	(280,557)
Transfers due to loans, net of repayments	(150)	(708)	(30)	(1,315)	(3,380)	(6,231)	(5,148)	(868)	(14,983)	(1,259)	(147)
Transfers due to cost of insurance	(12,951)	(28,196)	(17,392)	(83,406)	(338,763)	(238,874)	(362,546)	(21,434)	(412,069)	(64,601)	-
Transfers due to contingent deferred sales charges	(406)	(885)	(452)	(2,671)	(2,028)	(1,001)	(1,000)	(54)	(2,486)	(798)	(347)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	67	-	(2,818)	(38,358)	(61,692)	-	(9,858)	-	-
Transfers between Sub-Accounts and to/from Fixed Account	(194,481)	449,642	(396,211)	(600,842)	3,055,147	9,491,997	7,405,660	637,573	9,988,770	(684,551)	(300,944)

Net increase (decrease) in net assets resulting from capital transactions	(18,942)	1,082,151	(256,274)	562,565	51,695,443	22,847,590	27,381,587	1,282,406	65,943,166	135,282	(554,057)

Total increase (decrease)	261,192	2,098,478	(169,025)	2,629,164	56,931,778	31,769,234	35,841,087	1,694,635	91,174,695	1,714,364	(401,171)

NET ASSETS, at beginning of the year	5,721,106	14,053,380	7,984,172	58,322,153	89,673,643	94,120,425	145,177,779	8,570,473	122,073,857	33,560,836	2,666,147

NET ASSETS, at end of the year	$5,982,298	$16,151,858	$7,815,147	$60,951,317	$146,605,421	$125,889,659	$181,018,866	$10,265,108	$213,248,552	$35,275,200	$2,264,976

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account
		(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)
Investment income
Dividends	$792,085	$293,027	$518,429	$27,884	$1,278	$139,758	$93,725	$54,545	$-	$815,571

Expenses
Mortality and expense risk fees and administrative charges	685,480	170,378	236,753	180,039	144,606	141,840	72,276	109,298	92,667	373,134

Net investment income (loss)	106,605	122,649	281,676	(152,155)	(143,328)	(2,082)	21,449	(54,753)	(92,667)	442,437

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	935,827	143,384	344,957	(202,477)	353,004	(1,220,960)	161,947	192,055	245,267	(594,980)
Change in net unrealized appreciation/depreciation of investments	4,111,027	548,894	1,017,791	1,757,292	1,497,256	1,626,493	174,938	459,304	340,532	1,128,273

Net gain (loss) on investments	5,046,854	692,278	1,362,748	1,554,815	1,850,260	405,533	336,885	651,359	585,799	533,293

Net increase (decrease) in net assets resulting from operations	5,153,459	814,927	1,644,424	1,402,660	1,706,932	403,451	358,334	596,606	493,132	975,730

Capital transactions:
Transfer of net premiums	45,796,300	256,744	3,021,563	256,011	2,059,171	159,381	903,180	769,438	1,061,368	2,201,184
Transfers due to death benefits	(288,579)	(93,165)	(136,731)	(189,513)	(78,463)	(164,992)	(24,544)	(45,987)	(49,264)	(262,029)
Transfers due to annuity benefit payments	(542)	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(1,626,697)	(731,388)	(851,688)	(1,342,147)	(388,460)	(926,722)	(215,409)	(454,667)	(243,981)	(1,950,842)
Transfers due to loans, net of repayments	335	(7,316)	-	783	-	1,851	-	(829)	-	(27,928)
Transfers due to cost of insurance	(236,843)	-	(64,736)	-	(34,953)	-	(16,083)	(17,136)	(21,272)	(23,521)
Transfers due to contingent deferred sales charges	(209)	(1,558)	-	(1,398)	-	(865)	-	(308)	(6)	(998)
Transfers due to net charge (credit) to annuitant mortality fluctuation	(2,796)	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	5,237,386	(292,076)	(166,601)	(39,660)	2,286,794	(609,844)	116,425	(345,126)	198,584	(741,098)

Net increase (decrease) in net assets resulting from capital transactions	48,878,355	(868,759)	1,801,807	(1,315,924)	3,844,089	(1,541,191)	763,569	(94,615)	945,429	(805,232)

Total increase (decrease)	54,031,814	(53,832)	3,446,231	86,736	5,551,021	(1,137,740)	1,121,903	501,991	1,438,561	170,498

NET ASSETS, at beginning of the year	36,483,476	13,275,484	22,640,826	13,378,278	12,320,282	11,305,731	6,971,516	9,781,354	8,874,970	29,825,259

NET ASSETS, at end of the year	$90,515,290	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account
Investment income
Dividends	$-	$288,594	$503,602	$335,313	$28,614	$4,543,636	$516,382	$5,661,622	$499	$983,828

Expenses
Mortality and expense risk fees and administrative charges	62,833	45,426	308,484	257,085	74,119	958,981	609,010	1,209,839	13,624	213,151

Net investment income (loss)	(62,833)	243,168	195,118	78,228	(45,505)	3,584,655	(92,628)	4,451,783	(13,125)	770,677

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	202,698	165,539	(15,329)	286,189	(124,182)	76,501	630,872	(32,717)	84,092	833,919
Change in net unrealized appreciation/depreciation of investments	(105,340)	(209,801)	344,650	414,058	396,282	(3,276,952)	4,322,324	(3,020,507)	(52,167)	(1,874,105)

Net gain (loss) on investments	97,358	(44,262)	329,321	700,247	272,100	(3,200,451)	4,953,196	(3,053,224)	31,925	(1,040,186)

Net increase (decrease) in net assets resulting from operations	34,525	198,906	524,439	778,475	226,595	384,204	4,860,568	1,398,559	18,800	(269,509)

Capital transactions:
Transfer of net premiums	740,150	262,659	2,879,887	1,782,390	370,167	68,476,413	40,574,104	51,302,964	195,031	1,709,001
Transfers due to death benefits	(88,559)	(11,749)	(125,609)	(102,681)	(34,365)	(507,478)	(172,484)	(1,845,331)	-	(139,829)
Transfers due to annuity benefit payments	-	-	-	-	-	(3,465)	(587)	(646)	-	-
Transfers due to withdrawal of funds	(172,171)	(195,898)	(1,517,227)	(1,220,309)	(411,028)	(3,214,833)	(1,869,056)	(4,428,486)	(186,096)	(869,612)
Transfers due to loans, net of repayments	513	-	(8,350)	1,615	215	(2,044)	538	(7,404)	-	(1,574)
Transfers due to cost of insurance	(10,342)	(10,234)	(27,439)	(39,054)	(10,731)	(327,256)	(220,828)	(354,967)	(140)	(28,766)
Transfers due to contingent deferred sales charges	(147)	(215)	(589)	(1,067)	(128)	(282)	(1,063)	(831)	(102)	(1,463)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	(13,693)	(2,761)	(931)	-	-
Transfers between Sub-Accounts and to/from Fixed Account	(38,791)	(272,195)	(596,929)	(738,171)	(29,273)	9,793,657	3,184,637	6,294,661	62,738	(259,169)

Net increase (decrease) in net assets resulting from capital transactions	430,653	(227,632)	603,744	(317,277)	(115,143)	74,201,019	41,492,500	50,959,029	71,431	408,588

Total increase (decrease)	465,178	(28,726)	1,128,183	461,198	111,452	74,585,223	46,353,068	52,357,588	90,231	139,079

NET ASSETS, at beginning of the year	6,153,027	4,718,945	25,478,188	23,534,883	6,458,309	48,866,901	34,093,972	88,499,738	991,583	19,254,272

NET ASSETS, at end of the year	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,452,124	$80,447,040	$140,857,326	$1,081,814	$19,393,351

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account
Investment income
Dividends	$-	$3,197,338	$-	$2,458,473	$1,066,322	$1,136,459	$1,643,470	$4,157,533	$206,005	$909,831

Expenses
Mortality and expense risk fees and administrative charges	475,143	263,619	690,647	528,008	1,517,495	286,331	1,968,840	689,186	262,652	755,395

Net investment income (loss)	(475,143)	2,933,719	(690,647)	1,930,465	(451,173)	850,128	(325,370)	3,468,347	(56,647)	154,436

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	646,443	735,981	(720,661)	843,428	389,855	99,770	2,672,156	647,153	959,184	263,118
Change in net unrealized appreciation/depreciation of investments	5,126,326	(950,468)	8,437,664	(1,411,199)	7,029,304	(684,284)	23,316,343	(3,236,698)	2,306,360	2,891,196

Net gain (loss) on investments	5,772,769	(214,487)	7,717,003	(567,771)	7,419,159	(584,514)	25,988,499	(2,589,545)	3,265,544	3,154,314

Net increase (decrease) in net assets resulting from operations	5,297,626	2,719,232	7,026,356	1,362,694	6,967,986	265,614	25,663,129	878,802	3,208,897	3,308,750

Capital transactions:
Transfer of net premiums	36,853,435	4,427,417	44,408,218	5,919,559	65,739,832	347,222	60,895,865	9,463,221	3,121,101	4,717,427
Transfers due to death benefits	(236,046)	(86,822)	(186,845)	(309,969)	(853,435)	(41,416)	(894,861)	(357,829)	(112,214)	(379,346)
Transfers due to annuity benefit payments	(1,109)	-	(556)	-	(2,191)	-	(2,947)	(829)	-	(1,542)
Transfers due to withdrawal of funds	(1,458,758)	(1,047,277)	(2,484,278)	(2,296,426)	(4,718,720)	(2,079,892)	(6,930,570)	(3,554,984)	(1,246,855)	(3,854,171)
Transfers due to loans, net of repayments	(792)	22	(11,577)	(1,314)	(3,667)	-	(21,050)	183	(3,244)	(6,918)
Transfers due to cost of insurance	(184,642)	(53,427)	(218,118)	(80,845)	(424,527)	-	(434,535)	(113,748)	(42,034)	(119,342)
Transfers due to contingent deferred sales charges	(648)	(127)	(1,029)	(1,069)	(2,045)	(1,721)	(2,325)	(1,143)	(570)	(1,920)
Transfers due to net charge (credit) to annuitant mortality fluctuation	(7,211)	-	(2,764)	-	(13,989)	-	(13,275)	(6,126)	-	359
Transfers between Sub-Accounts and to/from Fixed Account	204,931	892,570	1,230,350	2,099,918	3,385,629	(412,755)	5,075,121	910,248	1,821,265	(416,352)

Net increase (decrease) in net assets resulting from capital transactions	35,169,160	4,132,356	42,733,401	5,329,854	63,106,887	(2,188,562)	57,671,423	6,338,993	3,537,449	(61,805)

Total increase (decrease)	40,466,786	6,851,588	49,759,757	6,692,548	70,074,873	(1,922,948)	83,334,552	7,217,795	6,746,346	3,246,945

NET ASSETS, at beginning of the year	24,107,610	23,658,549	36,982,430	44,310,417	108,297,483	22,725,398	148,093,441	62,358,843	22,271,732	67,526,413

NET ASSETS, at end of the year	$64,574,396	$30,510,137	$86,742,187	$51,002,965	$178,372,356	$20,802,450	$231,427,993	$69,576,638	$29,018,078	$70,773,358

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Investment income
Dividends	$1,029,442	$5,551,540	$38,524	$81,682	$153,838	$766,766	$38,892	$8,274,419	$5,304,476	$703,103

Expenses
Mortality and expense risk fees and administrative charges	407,281	1,650,410	31,383	40,659	36,627	235,232	333,177	1,185,375	969,399	759,389

Net investment income (loss)	622,161	3,901,130	7,141	41,023	117,211	531,534	(294,285)	7,089,044	4,335,077	(56,286)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	-	747,252	(98,030)	(67,489)	963,521	662,584	509,043	914,733	2,928,646	806,645
Change in net unrealized appreciation/depreciation of investments	-	(2,139,641)	189,858	100,838	(1,039,380)	(346,560)	1,619,807	(4,187,006)	4,332,761	6,486,261

Net gain (loss) on investments	-	(1,392,389)	91,828	33,349	(75,859)	316,024	2,128,850	(3,272,273)	7,261,407	7,292,906

Net increase (decrease) in net assets resulting from operations	622,161	2,508,741	98,969	74,372	41,352	847,558	1,834,565	3,816,771	11,596,484	7,236,620

Capital transactions:
Transfer of net premiums	14,816,086	72,583,102	51,323	28,474	466,504	3,112,288	4,335,667	59,782,174	2,026,695	55,535,271
Transfers due to death benefits	(209,974)	(1,010,480)	(41,663)	(89,312)	-	(138,021)	(207,620)	(579,342)	(362,060)	(247,670)
Transfers due to annuity benefit payments	(6,694)	(17,764)	-	-	-	-	-	(676)	-	(704)
Transfers due to withdrawal of funds	(5,348,808)	(6,451,042)	(439,983)	(600,638)	(101,441)	(611,353)	(1,060,912)	(3,253,299)	(4,577,438)	(2,222,769)
Transfers due to loans, net of repayments	(9,814)	(4,186)	4,322	(125)	(863)	(1,776)	(254)	(4,168)	(981)	1,617
Transfers due to cost of insurance	(52,521)	(416,103)	-	-	(6,800)	(42,418)	(80,718)	(371,068)	(136,657)	(286,580)
Transfers due to contingent deferred sales charges	(2,034)	(2,565)	(157)	(448)	(66)	(392)	(52)	(303)	(3,078)	(354)
Transfers due to net charge (credit) to annuitant mortality fluctuation	(67,826)	(61,652)	-	-	-	-	-	(3,145)	-	(3,439)
Transfers between Sub-Accounts and to/from Fixed Account	(6,040,109)	11,283,580	(333,095)	(242,683)	(6,201,952)	251,967	1,699,095	9,177,707	(236,905)	4,013,906

Net increase (decrease) in net assets resulting from capital transactions	3,078,306	75,902,890	(759,253)	(904,732)	(5,844,618)	2,570,295	4,685,206	64,747,880	(3,290,424)	56,789,278

Total increase (decrease)	3,700,467	78,411,631	(660,284)	(830,360)	(5,803,266)	3,417,853	6,519,771	68,564,651	8,306,060	64,025,898

NET ASSETS, at beginning of the year	33,429,541	111,851,321	2,799,753	3,437,900	5,803,266	21,464,053	31,078,953	78,811,146	88,359,910	39,049,003

NET ASSETS, at end of the year	$37,130,008	$190,262,952	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,375,797	$96,665,970	$103,074,901

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

For The Year Ended December 31, 2004

	American Century® VP Income & Growth Sub-Account	American Century® VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	INVESCO Financial Services Sub-Account	INVESCO Health Sciences Sub-Account
Investment income
Dividends	$625,798	$973,704	$1,624,207	$1,101,578	$140,460	$235,140	$36,566	$12,851	$26,175	$39,576	$-

Expenses
Mortality and expense risk fees and administrative charges	559,605	704,979	601,245	887,962	63,341	960,640	297,051	37,520	172,797	55,134	130,608

Net investment income (loss)	66,193	268,725	1,022,962	213,616	77,119	(725,500)	(260,485)	(24,669)	(146,622)	(15,558)	(130,608)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	(109,937)	449,004	186,184	221,424	128,107	(168,022)	(765,753)	(237,658)	172,791	74,007	42,349
Change in net unrealized appreciation/depreciation of investments	5,833,745	8,218,204	4,137,651	9,635,781	309,668	14,107,039	1,845,990	408,367	4,512,260	301,851	848,337

Net gain (loss) on investments	5,723,808	8,667,208	4,323,835	9,857,205	437,775	13,939,017	1,080,237	170,709	4,685,051	375,858	890,686

Net increase (decrease) in net assets resulting from operations	5,790,001	8,935,933	5,346,797	10,070,821	514,894	13,213,517	819,752	146,040	4,538,429	360,300	760,078

Capital transactions:
Transfer of net premiums	11,421,754	28,338,816	43,311,378	73,730,013	3,026,113	39,600,614	10,836,096	100,886	21,463,583	1,269,786	3,516,861
Transfers due to death benefits	(328,679)	(430,303)	(132,503)	(249,139)	(5,342)	(340,903)	(32,288)	(55,079)	(159,636)	(4,930)	(75,710)
Transfers due to annuity benefit payments	-	-	(1,674)	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(1,788,350)	(2,157,227)	(1,723,826)	(2,867,681)	(164,352)	(3,349,924)	(1,299,448)	(217,819)	(311,018)	(206,229)	(533,264)
Transfers due to loans, net of repayments	778	(7,912)	(4,754)	(4,947)	1,715	(3,443)	178	573	(689)	134	(1,880)
Transfers due to cost of insurance	(75,864)	(161,859)	(200,474)	(317,710)	(18,372)	(201,669)	(62,418)	-	(76,104)	(11,625)	(24,172)
Transfers due to administrative and contingent deferred sales charges	(2,584)	(2,060)	(838)	(742)	(70)	(2,082)	(950)	(348)	(96)	(431)	(953)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	(11,943)	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	2,836,582	6,069,307	17,889,434	22,232,401	1,008,910	9,501,121	2,531,472	(158,422)	5,206,470	267,119	1,183,462

Net increase (decrease) in net assets resulting from capital transactions	12,063,637	31,648,762	59,124,800	92,522,195	3,848,602	45,203,714	11,972,642	(330,209)	26,122,510	1,313,824	4,064,344

Total increase (decrease)	17,853,638	40,584,695	64,471,597	102,593,016	4,363,496	58,417,231	12,792,394	(184,169)	30,660,939	1,674,124	4,824,422

NET ASSETS, at beginning of the year	40,468,515	49,088,948	29,648,828	42,584,763	4,206,977	63,656,626	20,768,442	2,850,316	5,822,537	4,046,982	9,228,958

NET ASSETS, at end of the year	$58,322,153	$89,673,643	$94,120,425	$145,177,779	$8,570,473	$122,073,857	$33,560,836	$2,666,147	$36,483,476	$5,721,106	$14,053,380

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	INVESCO Technology Sub-Account	Janus Aspen Balanced (Institutional) Sub-Account	Janus Aspen Balanced (Service) Sub-Account	Janus Aspen Capital Appreciation (Institutional) Sub-Account	Janus Aspen Capital Appreciation (Service) Sub-Account	Janus Aspen Worldwide Growth (Institutional) Sub-Account	Janus Aspen Worldwide Growth (Service) Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account
Investment income
Dividends	$-	$288,749	$463,089	$31,329	$2,874	$114,364	$57,100	$49,880	$-	$736,259

Expenses
Mortality and expense risk fees and administrative charges	68,693	173,359	179,220	172,847	86,719	158,397	53,327	92,951	54,395	333,076

Net investment income (loss)	(68,693)	115,390	283,869	(141,518)	(83,845)	(44,033)	3,773	(43,071)	(54,395)	403,183

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	(117,477)	(1,337)	199,582	(658,218)	179,407	(1,203,465)	90,022	(34,494)	31,911	(987,775)
Change in net unrealized appreciation/depreciation of investments	520,915	767,010	970,536	2,744,947	1,502,642	1,596,890	193,609	957,068	613,352	2,569,152

Net gain (loss) on investments	403,438	765,673	1,170,118	2,086,729	1,682,049	393,425	283,631	922,574	645,263	1,581,377

Net increase (decrease) in net assets resulting from operations	334,745	881,063	1,453,987	1,945,211	1,598,204	349,392	287,404	879,503	590,868	1,984,560

Capital transactions:
Transfer of net premiums	2,371,795	517,991	5,770,664	234,762	3,153,914	284,135	2,300,038	1,669,796	4,296,244	5,991,795
Transfers due to death benefits	(110,519)	(29,787)	(65,777)	(109,028)	(12,033)	(106,741)	(76,536)	(54,141)	-	(420,145)
Transfers due to annuity benefit payments	(272)	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(222,392)	(454,209)	(677,555)	(834,573)	(188,123)	(724,700)	(92,070)	(242,250)	(165,394)	(1,427,456)
Transfers due to loans, net of repayments	(1,727)	(2,850)	-	(1,771)	-	615	-	5	-	(17,276)
Transfers due to cost of insurance	(17,391)	-	(59,344)	-	(26,156)	-	(15,808)	(16,462)	(19,894)	(21,989)
Transfers due to administrative and contingent deferred sales charges	(510)	(1,795)	-	(1,222)	-	(933)	-	(298)	(49)	(862)
Transfers due to net charge (credit) to annuitant mortality fluctuation	68	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	557,466	(1,016,056)	190,018	(548,242)	383,535	(890,393)	244,899	439,324	991,486	(21,017)

Net increase (decrease) in net assets resulting from capital transactions	2,576,518	(986,706)	5,158,006	(1,260,074)	3,311,137	(1,438,017)	2,360,523	1,795,974	5,102,393	4,083,050

Total increase (decrease)	2,911,263	(105,643)	6,611,993	685,137	4,909,341	(1,088,625)	2,647,927	2,675,477	5,693,261	6,067,610

NET ASSETS, at beginning of the year	5,072,909	13,381,127	16,028,833	12,693,141	7,410,941	12,394,356	4,323,589	7,105,877	3,181,709	23,757,649

NET ASSETS, at end of the year	$7,984,172	$13,275,484	$22,640,826	$13,378,278	$12,320,282	$11,305,731	$6,971,516	$9,781,354	$8,874,970	$29,825,259

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account
Investment income
Dividends	$-	$62,440	$484,572	$371,038	$29,087	$1,485,776	$235,550	$3,523,140	$5,797	$374,553

Expenses
Mortality and expense risk fees and administrative charges	43,851	42,144	252,045	218,212	60,334	282,641	242,461	722,881	12,619	171,942

Net investment income (loss)	(43,851)	20,296	232,527	152,826	(31,247)	1,203,135	(6,911)	2,800,259	(6,822)	202,611

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	97,597	60,930	(860,599)	(593,019)	(364,725)	17,174	162,620	41,793	104,528	306,528
Change in net unrealized appreciation/depreciation of investments	618,890	304,377	3,690,570	2,232,397	630,409	227,693	2,509,037	(425,738)	(8,566)	1,910,576

Net gain (loss) on investments	716,487	365,307	2,829,971	1,639,378	265,684	244,867	2,671,657	(383,945)	95,962	2,217,104

Net increase (decrease) in net assets resulting from operations	672,636	385,603	3,062,498	1,792,204	234,437	1,448,002	2,664,746	2,416,314	89,140	2,419,715

Capital transactions:
Transfer of net premiums	2,333,369	1,153,171	5,030,285	5,907,360	1,605,106	27,835,921	14,663,718	27,829,191	61,226	4,247,168
Transfers due to death benefits	(61,605)	(3,234)	(131,030)	(56,117)	(14,469)	(101,185)	(172,616)	(225,150)	-	(98,960)
Transfers due to annuity benefit payments	-	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(154,940)	(878,680)	(1,744,401)	(801,158)	(210,203)	(799,096)	(840,374)	(3,269,147)	(99,069)	(682,355)
Transfers due to loans, net of repayments	(1,573)	-	(31,445)	(3,277)	(3,073)	(3,862)	(1,945)	(5,347)	-	(2,534)
Transfers due to cost of insurance	(11,431)	(9,985)	(22,407)	(38,587)	(10,497)	(97,219)	(70,473)	(194,884)	(106)	(25,486)
Transfers due to administrative and contingent deferred sales charges	(143)	(200)	(614)	(1,082)	(146)	(111)	(1,096)	(981)	(106)	(1,421)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	478,343	267,164	1,161,987	1,075,667	217,231	9,728,314	2,289,030	6,588,048	(109,830)	941,762

Net increase (decrease) in net assets resulting from capital transactions	2,582,020	528,236	4,262,375	6,082,806	1,583,949	36,562,762	15,866,244	30,721,730	(147,885)	4,378,174

Total increase (decrease)	3,254,656	913,839	7,324,873	7,875,010	1,818,386	38,010,764	18,530,990	33,138,044	(58,745)	6,797,889

NET ASSETS, at beginning of the year	2,898,371	3,805,106	18,153,315	15,659,873	4,639,923	10,856,137	15,562,982	55,361,694	1,050,328	12,456,383

NET ASSETS, at end of the year	$6,153,027	$4,718,945	$25,478,188	$23,534,883	$6,458,309	$48,866,901	$34,093,972	$88,499,738	$991,583	$19,254,272

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Bond Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account
Investment income
Dividends	$-	$1,600,249	$-	$288,819	$1,164,718	$194,313	$935,048	$2,498,012	$194,553	$448,500

Expenses
Mortality and expense risk fees and administrative charges	169,008	151,756	280,127	372,904	321,185	821,021	1,031,779	498,690	171,980	657,164

Net investment income (loss)	(169,008)	1,448,493	(280,127)	(84,085)	843,533	(626,708)	(96,731)	1,999,322	22,573	(208,664)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	(45,977)	304,820	(1,347,629)	94,842	(66,174)	(313,139)	260,231	560,744	(243,970)	(452,759)
Change in net unrealized appreciation/depreciation of investments	2,672,916	1,431,206	6,379,224	3,389,827	172,270	6,824,487	20,064,593	1,245,917	3,254,824	5,614,521

Net gain (loss) on investments	2,626,939	1,736,026	5,031,595	3,484,669	106,096	6,511,348	20,324,824	1,806,661	3,010,854	5,161,762

Net increase (decrease) in net assets resulting from operations	2,457,931	3,184,519	4,751,468	3,400,584	949,629	5,884,640	20,228,093	3,805,983	3,033,427	4,953,098

Capital transactions:
Transfer of net premiums	10,879,930	9,931,048	15,295,856	11,790,285	833,669	43,684,120	56,446,093	19,218,282	7,376,214	13,019,742
Transfers due to death benefits	(10,297)	(53,231)	(164,539)	(200,468)	(567,112)	(394,014)	(384,668)	(154,409)	(104,694)	(427,772)
Transfers due to annuity benefit payments	-	-	-	-	-	-	(846)	-	-	(1,504)
Transfers due to withdrawal of funds	(750,370)	(427,914)	(1,073,059)	(1,452,192)	(1,483,345)	(2,383,975)	(3,122,304)	(1,950,718)	(483,722)	(2,291,488)
Transfers due to loans, net of repayments	(212)	-	(6,784)	(1,705)	-	(3,700)	(12,957)	(1,253)	(966)	(3,030)
Transfers due to cost of insurance	(44,194)	(47,613)	(54,515)	(70,331)	-	(206,585)	(248,329)	(105,390)	(34,891)	(107,757)
Transfers due to administrative and contingent deferred sales charges	(614)	(106)	(949)	(1,072)	(1,849)	(2,483)	(1,943)	(1,424)	(448)	(2,318)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	-	157	-	-	337
Transfers between Sub-Accounts and to/from Fixed Account	686,325	1,102,750	1,437,655	5,800,666	(3,031,001)	7,725,158	10,899,540	5,431,671	1,393,746	3,163,295

Net increase (decrease) in net assets resulting from capital transactions	10,760,568	10,504,934	15,433,665	15,865,183	(4,249,638)	48,418,521	63,574,743	22,436,759	8,145,239	13,349,505

Total increase (decrease)	13,218,499	13,689,453	20,185,133	19,265,767	(3,300,009)	54,303,161	83,802,836	26,242,742	11,178,666	18,302,603

NET ASSETS, at beginning of the year	10,889,111	9,969,096	16,797,297	25,044,650	26,025,407	53,994,322	64,290,605	36,116,101	11,093,066	49,223,810

NET ASSETS, at end of the year	$24,107,610	$23,658,549	$36,982,430	$44,310,417	$22,725,398	$108,297,483	$148,093,441	$62,358,843	$22,271,732	$67,526,413

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Investment income
Dividends	$316,669	$3,259,285	$29,702	$75,995	$86,946	$53,296	$164,279	$2,325,547	$-	$235,876

Expenses
Mortality and expense risk fees and administrative charges	371,346	858,375	36,891	49,478	41,593	149,759	200,717	464,200	836,786	253,346

Net investment income (loss)	(54,677)	2,400,910	(7,189)	26,517	45,353	(96,463)	(36,438)	1,861,347	(836,786)	(17,470)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	-	266,047	(64,026)	(92,580)	57,937	137,232	65,554	147,373	975,000	9,449
Change in net unrealized appreciation/depreciation of investments	-	4,134,393	271,120	327,302	680,657	2,651,034	2,004,342	5,565,212	12,240,466	4,669,140

Net gain (loss) on investments	-	4,400,440	207,094	234,722	738,594	2,788,266	2,069,896	5,712,585	13,215,466	4,678,589

Net increase (decrease) in net assets resulting from operations	(54,677)	6,801,350	199,905	261,239	783,947	2,691,803	2,033,458	7,573,932	12,378,680	4,661,119

Capital transactions:
Transfer of net premiums	27,328,023	43,253,257	77,574	34,886	2,026,210	8,309,285	12,686,275	35,155,117	13,656,703	17,015,430
Transfers due to death benefits	(546,077)	(325,565)	(3,639)	(68,825)	-	(89,829)	(114,352)	(200,194)	(475,352)	(42,929)
Transfers due to annuity benefit payments	-	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(6,687,979)	(3,272,906)	(189,416)	(332,738)	(107,802)	(611,719)	(411,955)	(1,199,657)	(3,161,905)	(744,919)
Transfers due to loans, net of repayments	(24,136)	(3,733)	1,158	-	(1,167)	(1,151)	751	694	(3,690)	(8,399)
Transfers due to cost of insurance	(69,423)	(199,946)	-	-	(11,732)	(40,450)	(72,363)	(169,493)	(123,977)	(77,849)
Transfers due to administrative and contingent deferred sales charges	(2,650)	(2,621)	(415)	(523)	(90)	(373)	(20)	(178)	(2,926)	(356)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	(16,384,640)	9,691,377	(28,983)	(185,617)	588,497	2,079,502	4,150,094	9,465,742	5,441,478	3,278,858

Net increase (decrease) in net assets resulting from capital transactions	3,613,118	49,139,863	(143,721)	(552,817)	2,493,916	9,645,265	16,238,430	43,052,031	15,330,331	19,419,836

Total increase (decrease)	3,558,441	55,941,213	56,184	(291,578)	3,277,863	12,337,068	18,271,888	50,625,963	27,709,011	24,080,955

NET ASSETS, at beginning of the year	29,871,100	55,910,108	2,743,569	3,729,478	2,525,403	9,126,985	12,807,065	28,185,183	60,650,899	14,968,048

NET ASSETS, at end of the year	$33,429,541	$111,851,321	$2,799,753	$3,437,900	$5,803,266	$21,464,053	$31,078,953	$78,811,146	$88,359,910	$39,049,003

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

Notes To Financial Statements

1.	ORGANIZATION

Massachusetts Mutual Variable Annuity Separate Account 4 (“Separate Account 4”) is a separate investment account established on July 9, 1998.

Massachusetts Mutual Life Insurance Company (“MassMutual”) maintains six segments within Separate Account 4, they are: Panorama Premier Segment, Panorama Passage® Segment, MassMutual Artistry Segment, MassMutual Transitions® Segment, MassMutual EvolutionSM Segment and MassMutual Transitions SelectSM Segment.

Panorama Passage® Segment contracts may have one of two mortality and expense risk charges calculated on the daily value of the assets invested. Tier One is contracts issued prior to May 1, 2003 during the first through tenth contract year. For these contracts the mortality and expense risk charge is 1.34%, on an annual basis, of the daily net asset value. Tier Two is contracts issued on or after May 1, 2003 during the first through tenth contract year. For these contracts the mortality and expense risk charge is 1.50%, on an annual basis, of the daily net asset value.

MassMutual Transitions® Segment contracts are available in two versions: (1) the Transitions Custom Plan and (2) the Transitions Package Plan. The Transitions Custom Plan allows contract owners to custom build their own contract by adding additional contract features to the standard Transitions Custom Plan contract. The Transitions Package Plan consists of three distinct packages of contract features called Transitions Package Plan I, Transitions Package Plan II, and Transitions Package Plan III. The Transitions Custom Plan and the Transition Package Plans have one of four expense charges calculated as a percentage of daily average account value. These expense charges all include a mortality and expense risk charge and an administrative charge and may include a charge for an elected feature on the Transitions Custom Plan only. The Transitions Custom Plan has a mortality and expense risk charge of 0.80%, an administrative charge of 0.15%, and expense charges on various elected features: Basic Death Benefit (0.00%), Basic Death Benefit with 5% roll-up feature (0.40%), Basic Death Benefit with Annual Ratchet feature (0.25%), Nursing Home waiver (0.05%), Earnings Enhancement Benefit (0.15%-0.30%) or 15% Cumulative to 30% Free Withdrawal (0.15%). The administrative expense charge for Transitions Package Plan I, II and III is 0.15%. The mortality and expense risk charge is 0.80%, 1.15% and 1.40% for the Transitions Package Plan I, II and III, respectively.

MassMutual EvolutionSM Segment contracts may have one of six expense charges calculated on the daily value of the assets invested. These expense charges all include a mortality and expense risk charge (1.50%), an administrative charge (0.15%) and may include a charge for an elected feature. The six expense charges vary depending on which feature or combinations of features have been chosen. These features are Basic Death Benefit (0.00%), Annual Ratchet Death Benefit (0.40%), Guaranteed Minimum Income Benefit (GMIB) (0.65%) or Guaranteed Minimum Accumulation Benefit (GMAB) (0.40%). Tier 1 is contracts with an election of Basic Death Benefit; Tier 2 is contracts with an election of Basic Death Benefit and GMAB; Tier 3 is contracts with an election of Basic Death Benefit and GMIB; Tier 4 is contracts with an election of Annual Ratchet Death Benefit; Tier 5 is contracts with an election of Annual Ratchet Death Benefit and GMAB; Tier 6 is contracts with an election of Annual Ratchet Death Benefit and GMIB.

Separate Account 4 is registered as a unit investment trust pursuant to the Investment Company Act of 1940 (“the 1940 Act”).

The assets and liabilities of Separate Account 4 are clearly identified and distinguished from MassMutual’s other assets and liabilities. Separate Account 4 assets are not chargeable with liabilities arising out of any other business MassMutual may conduct.

2.	INVESTMENT OF SEPARATE ACCOUNT 4’S ASSETS

Separate Account 4 consists of fifty sub-accounts which invest in the following mutual funds of the same name:

AIM Variable Investment Funds (“AIM V.I.”), (prior to May 1, 2004, known as INVESCO Variable Investment Funds, Inc.), is an open-end, diversified, management company registered under the 1940 Act with three of its Funds available to Separate Account 4 participants: AIM V.I. Financial Services Fund (Series I Shares) (prior to October 15, 2004, known as INVESCO VIF-Financial Services Fund), AIM V.I. Global Health Care Fund (prior to July 1, 2005, known as AIM V.I. Health Sciences Fund) (Series I Shares) (prior to October 15, 2004, known as INVESCO VIF-Health Sciences

Notes To Financial Statements (Continued)

Fund) and AIM V.I. Technology Fund (Series I Shares) (prior to October 15, 2004 known as INVESCO VIF-Technology Fund). A I M Advisors, Inc. is the investment adviser to the Funds (prior to May 1, 2004, INVESCO Funds Group, Inc. was the Fund’s adviser and prior to October 1, 2004, INVESCO Institutional (N.A.), Inc., was sub-adviser to the Funds).

American Century Variable Portfolios, Inc. (“American Century VP”) is a diversified, open-end, management investment company registered under the 1940 Act with two of its Funds available to Separate Account 4 participants: American Century VP Income & Growth Fund and American Century VP Value Fund. American Century Investment Management, Inc. is the investment adviser to these Funds.

American Funds Insurance Series® (“American Funds”) is a diversified, open-end, management investment company registered under the 1940 Act with two of its Funds available to Separate Account 4 participants: American Funds® Asset Allocation Fund (Class 2) and American Funds® Growth-Income Fund (Class 2). Capital Research and Management Company is the investment adviser to these Funds.

Calvert Variable Series, Inc. (“Calvert”) is a management investment company consisting of separate portfolios of investments. One of its Portfolios is available to Separate Account 4 participants: Calvert Social Balanced Portfolio. Calvert Asset Management Company, Inc. is the investment adviser to the Portfolio. New Amsterdam Partners LLC and SSgA Funds Management, Inc. are the investment sub-advisers to the Portfolio. Prior to June 30, 2004, Brown Capital Management, Inc. was the Portfolio sub-adviser along with SSgA Funds Management, Inc.

Fidelity® Variable Insurance Products Fund (“Fidelity VIP”) is an open-end, management investment company registered under the 1940 Act with three of its Portfolios available to Separate Account 4 participants: Fidelity® VIP Contrafund® Portfolio (Initial Class), Fidelity® VIP Growth Portfolio (Service Class) and Fidelity® VIP Growth Opportunities Portfolio (Service Class). Fidelity Management & Research Company (“FMR”) is the investment adviser to the Portfolio. FMR Co., Inc., a wholly-owned subsidiary of FMR, serves as sub-adviser to the Portfolios. The following affiliates also serve as sub-advisers assisting FMR with foreign investments for the Fidelity® VIP Contrafund® Portfolio (Initial Class), Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited.

Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”) is an open-end, management investment company registered under the 1940 Act with two of its Funds available to Separate Account 4 participants: Franklin Small Cap Value Securities Fund (Class 2) and Templeton Foreign Securities Fund (Class 2). Franklin Advisory Services, LLC is the investment adviser to the Franklin Small Cap Value Securities Fund and Templeton Investment Counsel, LLC is the investment adviser to the Templeton Foreign Securities Fund.

Janus Aspen Series (“Janus Aspen”) is an open-end, management investment company registered under the 1940 Act with three of its Portfolios available to Separate Account 4 participants: Janus Aspen Balanced Portfolio (Institutional and Service Classes), Janus Aspen Forty Portfolio (Institutional and Service Classes) (prior to May 1, 2005, this fund was called Janus Aspen Capital Appreciation Portfolio) and Janus Aspen Worldwide Growth Portfolio (Institutional and Service Classes). Janus Capital Management LLC is the investment adviser to these Portfolios.

MFS® Variable Insurance TrustSM (“MFS Trust”) is an open-end, investment management company registered under the 1940 Act with two of its separate Series of shares available to Separate Account 4 participants: MFS® Investors Trust Series and MFS® New Discovery Series. Massachusetts Financial Services Company serves as investment adviser to these Series.

MML Series Investment Fund (“MML Trust”) is an open-end, investment company registered under the 1940 Act with all six of its separate series (“MML Trust Funds”) available to Separate Account 4 participants: MML Emerging Growth Fund, MML Equity Index Fund (Class II), MML Growth Equity Fund, MML Large Cap Value Fund, MML OTC 100 Fund, and MML Small Cap Growth Equity Fund. MassMutual serves as investment adviser to each of these MML Trust Funds pursuant to an investment management agreement. MassMutual has entered into a sub-advisory agreement with Northern Trust Investments, N.A. (“Northern Trust”) whereby Northern Trust manages the investments of the MML Equity Index Fund (Class II) and MML OTC 100 Fund. MassMutual has entered into a sub-advisory agreement with RS Investment Management, L.P., to serve as the investment sub-adviser to the MML Emerging Growth Fund. MassMutual has entered into a sub-advisory agreement with Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) to serve as the investment sub- adviser to the MML Growth Equity Fund. Prior to June 1, 2004, Massachusetts Financial Services Company served as sub-

Notes To Financial Statements (Continued)

advisor to the Fund. MassMutual has entered into a sub-advisory agreement with Davis Selected Advisers, L.P., to serve as the investment sub-adviser to MML Large Cap Value Fund. MassMutual has entered into sub-advisory agreements with Wellington Management Company, LLP and Waddell & Reed Investment Management Company pursuant to which each serves as investment sub-adviser to a portion of the MML Small Cap Growth Equity Fund.

MML Series Investment Fund II (“MML II Trust”) is an open-end, investment company registered under the 1940 Act with seven of its eight separate series (“MML II Trust Funds”) available to Separate Account 4 participants: MML Blend Fund, MML Enhanced Index Core Equity Fund, MML Equity Fund, MML Inflation-Protected Bond Fund, MML Managed Bond Fund, MML Small Cap Equity Fund, and MML Small Company Opportunities Fund. MassMutual serves as investment adviser to each of these MML II Trust Funds pursuant to an investment management agreement. MassMutual has entered into sub-advisory agreements with Babson Capital Management LLC (“Babson Capital”), (prior to August 6, 2004 the sub-adviser was called David L. Babson & Company Inc.), a controlled subsidiary of MassMutual, pursuant to which Babson Capital serves as the investment sub-adviser to the MML Blend Fund, MML Enhanced Index Core Equity Fund, MML Inflation-Protected Bond Fund, MML Managed Bond Fund, MML Small Cap Equity Fund and MML Small Company Opportunities Fund. MassMutual has entered into sub-advisory agreements with Babson Capital and Alliance Capital Management L.P. (“Alliance Capital”) whereby Babson Capital and Alliance Capital each serve as investment sub-adviser to a portion of the MML Equity Fund. (Effective January 27, 2006, OppenheimerFunds, Inc. replaced Babson Capital Management LLC as the co-sub-adviser to the MML Equity Fund.)

Oppenheimer Variable Account Funds (“Oppenheimer Funds”) is an open-end, management investment company registered under the 1940 Act with nine of its Funds available to Separate Account 4 participants: Oppenheimer Aggressive Growth Fund/VA, Oppenheimer Balanced Fund/VA (prior to May 1, 2004, this fund was called Oppenheimer Multiple Strategies Fund/VA), Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Core Bond Fund/VA (prior to April 29, 2005, this fund was called Oppenheimer Bond Fund/VA), Oppenheimer Global Securities Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Main Street Fund/VA, Oppenheimer Money Fund/VA, and Oppenheimer Strategic Bond Fund/VA. OppenheimerFunds, Inc., a controlled subsidiary of MassMutual, serves as investment adviser to these Oppenheimer Funds.

Panorama Series Fund, Inc. (“Panorama Fund”) is an open-end, management investment company registered under the 1940 Act with three of its Fund/Portfolios available to Separate Account 4 participants: Oppenheimer International Growth Fund/VA, Panorama Growth Portfolio and Panorama Total Return Portfolio. OppenheimerFunds, Inc., a controlled subsidiary of MassMutual, serves as the investment adviser to the Fund/Portfolios.

Scudder Investment VIT Funds (“Scudder Investment”) (effective February 6, 2006, renamed DWS VIT Funds), is an investment company registered under the 1940 Act with one of its Funds available to Separate Account 4 participants: Scudder VIT Small Cap Index Fund (effective February 6, 2006, renamed DWS Small Cap Index VIP). Deutsche Asset Management, Inc. (“DeAM”) serves as the investment adviser to the Fund. Northern Trust Investments, N.A. serves as the investment sub-adviser to the Fund.

T. Rowe Price Equity Series, Inc. is a diversified, open-end, investment company registered under the 1940 Act with three of its Portfolios available to Separate Account 4 participants: T. Rowe Price Blue Chip Growth Portfolio, T. Rowe Price Equity Income Portfolio and T. Rowe Price Mid-Cap Growth Portfolio. The T. Rowe Price Mid-Cap Growth Portfolio is not available as an investment choice for contracts issued on May 1, 2004 or later. T. Rowe Price Associates, Inc. is the investment adviser to the Portfolios.

In addition to the fifty sub-accounts, some contract owners may also allocate funds to the Fixed Account which is part of MassMutual’s general investment account. The general investment account is not registered as an investment company under the 1940 Act.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by Separate Account 4 in preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (hereinafter referred to has “generally accepted accounting principles”).

A.	Investment Valuation

Investments in the investment sub-accounts are valued at the closing net asset value per share of each of the respective underlying Funds/Portfolios which value their investment securities at fair value.

Notes To Financial Statements (Continued)

B.	Accounting for Investments

Investment transactions are accounted for on the trade date and identified cost is the basis followed in determining the cost of investments sold for financial statement purposes. Dividend income and gains from realized gain distributions are recorded on the ex-dividend date, and they are generally reinvested in the underlying investment sub-accounts.

C.	Federal Income Taxes

MassMutual is taxed under federal law as a life insurance company under the provisions of the 1986 Internal Revenue Code, as amended. Separate Account 4 is part of MassMutual’s total operations and is not taxed separately. Separate Account 4 will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under existing federal law, no taxes are payable on net investment income and net realized capital gains attributable to contracts which depend on Separate Account 4’s investment performance. Accordingly, no provision for federal income tax has been made. MassMutual may, however, make such a charge in the future if an unanticipated change of current law results in a company tax liability attributable to Separate Account 4.

D.	Contract Charges

See Note 7B for charges associated with the contracts.

E.	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F.	Loan

If the certificate is a tax-sheltered annuity (“TSA”), the participants may be able to take a loan under their certificate. All such loans must conform to the requirements of the Internal Revenue Code. There are limitations on the amount of the loan the participants can take, and there is a required loan repayment schedule. When a loan is made, Separate Account 4 transfers the amount of the loan to MassMutual, thereby decreasing both the investments and net assets of Separate Account 4 by an equal amount.

G.	Annuitant Mortality Fluctuation

Separate Account 4 maintains a reserve as required by regulatory authorities to provide for mortality losses incurred. The reserve is increased quarterly for mortality gains and its proportionate share of any increases in value. The reserve is charged quarterly for mortality losses and its proportionate share of any decreases in value. Transfers to or from MassMutual are then made quarterly to adjust Separate Account 4. Net transfers from Separate Account 4 to MassMutual totaled $277,890 and $9,911 for the years ended December 31, 2005 and 2004, respectively. The reserve is subject to a maximum of 3% of Separate Account 4’s annuity reserves. Any mortality losses in excess of this reserve will be borne by MassMutual. The reserve is not available to owners of contracts except to the extent necessary to cover mortality losses under the contracts.

H.	Annuity Reserves

Annuity reserves are developed by using accepted actuarial methods and are computed using the Annuity 2000 table.

4.	RELATED PARTY TRANSACTIONS

A.	Sales Agreements

MML Distributors, LLC (“MML Distributors”), a wholly-owned subsidiary of MassMutual, serves as principal underwriter of the certificates pursuant to an underwriting and servicing agreement among MML Distributors, MassMutual and Separate Account 4. MML Distributors is registered with the Securities and Exchange Commission (the “SEC”) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). MML Distributors may enter into selling agreements with other broker-dealers who are registered with the SEC and are members of the NASD in order to sell the certificates.

Pursuant to underwriting and servicing agreements, commissions or other fees due to registered representatives for selling and servicing the certificates are paid by MassMutual on behalf of MML Distributors. MML Distributors also receives compensation for its actions as underwriter of the certificates.

B.	Receivable from/Payable to MassMutual

Certain fees such as cost of insurance fees and mortality and expense risk fees are charges paid between the General Account and Separate Account 4.

Notes To Financial Statements (Continued)

5.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 were as follows:

	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account

													(Institutional)
Cost of purchases	$978,011	$2,988,021	$1,715,831	$7,057,302	$68,159,405	$29,794,506	$35,439,833	$3,008,747	$74,044,107	$4,318,964	$209,173	$52,385,172	$968,309
Proceeds from sales	(982,675)	(2,016,826)	(2,060,924)	(5,965,143)	(7,006,491)	(5,372,799)	(6,378,541)	(1,634,226)	(9,321,297)	(4,417,921)	(786,052)	(3,430,781)	(1,713,374)

	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account
	(Service)	(Institutional)	(Service)	(Institutional)	(Service)
Cost of purchases	$4,408,152	$955,258	$4,874,813	$478,708	$1,547,024	$1,267,052	$1,819,617	$3,267,346	$1,376,384	$697,258	$4,541,121	$2,856,489	$1,608,214
Proceeds from sales	(2,337,765)	(2,429,070)	(1,108,781)	(2,030,765)	(713,568)	(1,408,029)	(977,650)	(3,637,555)	(818,040)	(682,162)	(3,695,753)	(3,078,489)	(1,767,928)

	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account
Cost of purchases	$82,371,554	$44,013,315	$62,953,194	$457,323	$4,230,150	$37,306,486	$9,430,252	$46,326,762	$12,708,028	$70,160,317	$1,926,190	$67,470,677	$20,068,391
Proceeds from sales	(4,403,668)	(2,677,152)	(7,623,226)	(399,052)	(3,073,110)	(2,785,781)	(2,435,405)	(4,451,098)	(5,401,846)	(7,432,814)	(3,267,139)	(10,148,603)	(10,225,018)

	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Cost of purchases	$6,389,328	$6,991,658	$37,299,014	$87,345,086	$116,610	$174,165	$1,673,903	$5,223,459	$6,653,941	$75,720,892	$9,953,761	$61,064,882
Proceeds from sales	(2,943,701)	(6,922,783)	(33,431,325)	(7,416,120)	(878,315)	(1,037,608)	(7,406,412)	(2,117,851)	(2,258,304)	(3,867,205)	(8,829,919)	(4,342,357)

Notes To Financial Statements (Continued)

6.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS

The changes in outstanding units for the two years ended December 31, 2005 were as follows:

December 31, 2005	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account
													(Institutional)
Units purchased	54,145	130,936	60,945	423,483	4,779,890	1,638,563	2,241,226	106,223	5,182,223	293,513	7,759	3,661,093	25,422
Units withdrawn	(36,949)	(72,492)	(108,070)	(299,010)	(393,254)	(455,458)	(536,406)	(47,861)	(567,953)	(237,918)	(42,313)	(150,488)	(81,713)
Units transferred between Sub-Accounts and to/from the Fixed Account	(14,916)	37,037	(73,993)	(45,315)	282,300	769,936	575,784	54,002	764,997	(94,530)	(41,067)	350,000	(28,923)

Net increase (decrease)	2,280	95,481	(121,118)	79,158	4,668,936	1,953,041	2,280,604	112,364	5,379,267	(38,935)	(75,621)	3,860,605	(85,214)

December 31, 2005 (Continued)	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account
	(Service)	(Institutional)	(Service)	(Institutional)	(Service)
Units purchased	273,538	27,816	168,808	20,879	88,508	70,500	98,496	211,190	69,038	23,156	262,595	166,328	36,858
Units withdrawn	(92,686)	(149,188)	(39,817)	(130,587)	(25,711)	(51,440)	(29,391)	(231,123)	(28,957)	(19,716)	(175,326)	(142,149)	(47,183)
Units transferred between Sub-Accounts and to/from the Fixed Account	(13,097)	(5,901)	181,623	(74,566)	11,093	(35,707)	19,046	(73,156)	(6,395)	(24,385)	(73,364)	(71,375)	(5,222)

Net increase (decrease)	167,755	(127,273)	310,614	(184,274)	73,890	(16,647)	88,151	(93,089)	33,686	(20,945)	13,905	(47,196)	(15,547)

December 31, 2005 (Continued)	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account
Units purchased	6,694,881	3,598,492	4,966,008	21,726	143,726	3,017,091	340,453	3,663,560	521,290	6,048,306	23,130	4,873,473	826,869
Units withdrawn	(391,444)	(201,409)	(580,473)	(49,363)	(74,021)	(151,884)	(82,934)	(282,368)	(222,971)	(570,595)	(140,513)	(612,681)	(328,361)
Units transferred between Sub-Accounts and to/from the Fixed Account	911,955	268,382	572,248	(13,888)	(18,264)	17,878	66,191	79,776	178,530	318,114	(27,572)	392,944	85,541

Net increase (decrease)	7,215,392	3,665,465	4,957,783	(41,525)	51,441	2,883,085	323,710	3,460,968	476,849	5,795,825	(144,955)	4,653,736	584,049

December 31, 2005 (Continued)	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Units purchased	258,154	440,560	1,485,682	6,680,419	5,666	2,829	42,481	253,867	389,890	5,286,730	150,868	4,702,661
Units withdrawn	(107,028)	(440,719)	(539,203)	(653,741)	(41,285)	(56,225)	(9,703)	(60,584)	(119,201)	(359,804)	(312,765)	(242,775)
Units transferred between Sub-Accounts and to/from the Fixed Account	140,105	(48,660)	(605,686)	905,819	(27,820)	(22,079)	(550,767)	23,390	151,562	775,035	(9,666)	351,619

Net increase (decrease)	291,231	(48,819)	340,793	6,932,497	(63,439)	(75,475)	(517,989)	216,673	422,251	5,701,961	(171,563)	4,811,505

Notes To Financial Statements (Continued)

6.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS

December 31, 2004	American Century® VP Income & Growth Sub-Account	American Century® VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	INVESCO Financial Services Sub-Account	INVESCO Health Sciences Sub-Account	INVESCO Technology Sub-Account	Janus Aspen Balanced (Institutional) Sub-Account
Units purchased	1,048,230	2,487,329	3,703,353	5,805,312	285,000	3,442,229	1,099,023	14,723	1,582,231	114,490	330,968	299,781	54,803
Units withdrawn	(193,425)	(223,582)	(183,809)	(269,624)	(19,924)	(310,878)	(164,662)	(39,771)	(38,625)	(19,326)	(61,420)	(82,113)	(50,507)
Units transferred between Sub-Accounts and to/from the Fixed Account	261,792	519,410	1,515,848	1,728,562	93,387	803,759	254,108	(21,476)	360,770	24,712	108,955	(1,453)	(108,392)

Net increase (decrease)	1,116,597	2,783,157	5,035,392	7,264,250	358,463	3,935,110	1,188,469	(46,524)	1,904,376	119,876	378,503	216,215	(104,096)

December 31, 2004 (Continued)	Janus Aspen Balanced (Service) Sub-Account	Janus Aspen Capital Appreciation (Institutional) Sub-Account	Janus Aspen Capital Appreciation (Service) Sub-Account	Janus Aspen Worldwide Growth (Institutional) Sub-Account	Janus Aspen Worldwide Growth (Service) Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account
Units purchased	544,520	29,256	287,542	37,806	241,731	166,782	429,173	610,593	234,577	110,285	503,285	569,037	167,593
Units withdrawn	(75,399)	(106,412)	(20,239)	(105,169)	(19,157)	(35,250)	(18,586)	(203,248)	(25,290)	(97,268)	(231,752)	(101,399)	(28,945)
Units transferred between Sub-Accounts and to/from the Fixed Account	17,171	(62,233)	33,801	(110,461)	26,101	41,173	94,949	(12,959)	43,812	26,187	97,958	92,015	11,926

Net increase (decrease)	486,292	(139,389)	301,104	(177,824)	248,675	172,705	505,536	394,386	253,099	39,204	369,491	559,653	150,574

December 31, 2004 (Continued)	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Bond Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account
Units purchased	2,652,090	1,340,730	2,533,463	10,236	374,128	967,730	789,077	1,512,994	1,047,776	57,319	4,225,077	4,973,918	1,597,039
Units withdrawn	(94,255)	(101,012)	(315,408)	(26,348)	(63,170)	(68,324)	(41,084)	(148,252)	(153,419)	(140,382)	(292,794)	(310,897)	(185,171)
Units transferred between Sub-Accounts and to/from the Fixed Account	916,920	206,181	596,004	(29,962)	80,556	56,785	85,552	118,177	513,894	(208,376)	742,377	932,057	438,304

Net increase (decrease)	3,474,755	1,445,899	2,814,059	(46,074)	391,514	956,191	833,545	1,482,919	1,408,251	(291,439)	4,674,660	5,595,078	1,850,172

December 31, 2004 (Continued)	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Units purchased	696,414	1,272,711	2,672,080	3,609,742	8,607	3,105	201,949	707,818	1,187,119	3,239,396	1,184,137	1,611,746
Units withdrawn	(52,916)	(302,518)	(646,100)	(298,776)	(17,780)	(36,656)	(12,936)	(61,643)	(55,809)	(142,399)	(270,621)	(85,536)
Units transferred between Sub-Accounts and to/from the Fixed Account	128,650	299,181	(1,612,495)	784,676	(3,630)	(14,182)	55,362	174,508	384,163	844,601	460,608	314,257

Net increase (decrease)	772,148	1,269,374	413,485	4,095,642	(12,803)	(47,733)	244,375	820,683	1,515,473	3,941,598	1,374,124	1,840,467

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS

A.	A summary of units outstanding (years 2003 through 2005 – total units; years 2002 and prior – accumulation units), unit values, net assets, investment income ratios, expense ratios (excluding expenses of the underlying funds) and total return ratios for each of the five years in the period ended December 31, 2005 follows:

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
AIM V.I. Financial Services Sub-Account
2005	479,067	$10.23 to $12.17	$5,982,298	1.39%	0.95% to 2.70%	3.02% to 4.91%
2004	476,787	9.93 to 11.60	5,721,106	0.82	0.95 to 2.80	(0.72) to 7.65
2003	356,911	10.47 to 11.94	4,046,982	0.67	0.96 to 1.49	22.00 to 28.42
2002	232,361	8.17 to 9.35	2,128,005	(0.79)	0.12 to 1.49	(16.36) to (15.90)
2001	214,357	9.72 to 11.14	2,383,950	(0.94)	1.18 to 1.49	(11.22) to (10.95)

AIM V.I. Global Health Care Sub-Account
2005	1,366,824	10.43 to 12.06	16,151,858	-	0.95 to 2.70	5.20 to 7.13
2004	1,271,343	9.91 to 11.26	14,053,380	-	0.95 to 2.80	(0.89) to 6.55
2003	892,840	8.88 to 10.57	9,228,958	-	0.95 to 1.65	18.21 to 26.53
2002	512,977	7.03 to 8.35	4,152,959	(1.37)	0.48 to 1.49	(25.57) to (16.53)
2001	433,187	9.41 to 10.88	4,703,786	(1.05)	1.18 to 1.49	(13.89) to (13.62)

AIM V.I. Technology Sub-Account
2005	1,156,994	9.78 to 10.10	7,815,147	-	0.95 to 2.70	(0.61) to 1.21
2004	1,278,112	9.84 to 9.98	7,984,172	-	0.95 to 2.80	(1.59) to 3.64
2003	1,061,897	2.55 to 9.63	5,072,909	-	0.95 to 1.55	31.91 to 43.96
2002	790,287	1.78 to 6.69	1,770,690	(1.37)	0.20 to 1.49	(47.63) to (33.08)
2001	724,162	3.38 to 3.58	2,598,241	(1.45)	1.18 to 1.49	(46.63) to (46.47)

American Century VP Income & Growth Sub-Account
2005	4,903,563	10.70 to 12.32	60,951,317	1.96	0.95 to 2.70	1.78 to 3.64
2004	4,824,405	10.51 to 11.89	58,322,153	1.29	0.95 to 2.80	5.11 to 11.92
2003	3,707,808	8.23 to 11.68	40,468,515	1.08	0.95 to 1.65	23.54 to 28.12
2002	2,282,568	6.44 to 9.16	19,924,975	(0.34)	0.48 to 1.49	(20.56) to (17.11)
2001	1,865,257	8.08 to 11.52	20,782,448	(0.57)	1.18 to 1.49	(9.72) to (9.43)

American Century VP Value Sub-Account
2005	11,642,386	10.87 to 12.96	146,605,421	0.74	0.95 to 2.70	2.17 to 4.04
2004	6,973,450	10.64 to 12.45	89,673,643	0.83	0.95 to 2.80	6.37 to 13.25
2003	4,190,293	10.89 to 14.15	49,088,948	0.79	0.95 to 1.65	24.07 to 27.70
2002	1,877,215	8.58 to 11.10	18,384,055	3.81	0.50 to 1.49	(14.23) to (13.65)
2001	850,206	11.83 to 12.86	10,217,396	(0.65)	1.18 to 1.49	11.14 to 11.49

American Funds® Asset Allocation Sub-Account
2005	9,539,271	10.84 to 13.49	125,889,659	2.39	0.95 to 2.70	6.16 to 8.11
2004	7,586,230	10.21 to 12.48	94,120,425	2.71	0.95 to 2.80	2.11 to 7.32
2003	2,550,838	11.58 to 11.63	29,648,828	4.44	0.95 to 1.65	15.75 to 16.29

American Funds® Growth-Income Sub-Account
2005	12,934,513	10.61 to 14.40	181,018,866	1.41	0.95 to 2.70	2.94 to 4.83
2004	10,653,909	10.31 to 13.74	145,177,779	1.22	0.95 to 2.80	3.09 to 9.33
2003	3,389,659	12.51 to 12.57	42,584,763	1.97	0.95 to 1.65	25.09 to 25.68

Calvert Social Balanced Sub-Account
2005	883,696	10.54 to 12.07	10,265,108	1.93	0.95 to 2.70	2.77 to 4.65
2004	771,332	10.26 to 11.53	8,570,473	2.25	0.95 to 2.80	2.55 to 7.23
2003	412,869	8.64 to 10.75	4,206,977	3.27	0.95 to 1.65	13.77 to 18.16
2002	119,523	7.32 to 9.10	949,246	2.90	0.29 to 1.49	(13.45) to (9.02)
2001	47,134	8.44 to 8.77	411,680	7.06	1.18 to 1.49	(8.32) to (8.04)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Fidelity® VIP Contrafund® Sub-Account
2005	14,646,016	$12.27 to $14.72	$213,248,552	0.24%	0.95% to 2.70%	13.75% to 15.83%
2004	9,266,749	10.79 to 12.71	122,073,857	0.27	0.95 to 2.80	7.86 to 14.39
2003	5,331,639	9.11 to 13.93	63,656,626	0.33	0.95 to 1.55	23.99 to 27.29
2002	2,548,107	7.17 to 10.99	25,803,862	(0.57)	0.24 to 1.49	(12.99) to (10.41)
2001	1,958,453	8.01 to 12.30	23,331,190	2.31	1.18 to 1.49	(13.55) to (13.28)

Fidelity® VIP Growth Sub-Account
2005	3,489,393	9.86 to 10.85	35,275,200	0.38	0.95 to 2.70	2.79 to 4.68
2004	3,528,328	9.59 to 10.37	33,560,836	0.13	0.95 to 2.80	(4.11) to 2.29
2003	2,339,859	6.07 to 10.14	20,768,442	0.14	0.95 to 1.55	24.47 to 31.49
2002	1,319,578	4.63 to 7.71	8,029,239	(1.23)	0.43 to 1.49	(31.23) to (22.92)
2001	1,201,359	6.71 to 8.70	10,188,051	6.00	1.18 to 1.49	(18.95) to (18.70)

Fidelity® VIP Growth Opportunities Sub-Account
2005	286,960	8.02 to 8.08	2,264,976	0.89	1.18 to 1.65	7.09 to 7.59
2004	362,581	7.45 to 7.55	2,666,147	0.48	1.18 to 1.65	5.31 to 5.80
2003	409,105	6.90 to 7.17	2,850,316	0.63	1.18 to 1.65	21.00 to 28.14
2002	437,115	5.40 to 5.62	2,379,882	(0.53)	1.18 to 1.49	(23.07) to (22.83)
2001	419,366	7.01 to 7.30	2,966,450	(1.23)	1.18 to 1.49	(15.71) to (15.45)

Franklin Small Cap Value Securities Sub-Account
2005	6,204,530	12.12 to 17.50	90,515,290	0.72	0.95 to 2.70	5.80 to 7.74
2004	2,343,925	11.46 to 16.25	36,483,476	0.15	0.95 to 2.80	14.56 to 22.58
2003	439,549	13.19 to 13.25	5,822,537	0.02	1.18 to 1.55	31.91 to 32.53

Janus Aspen Balanced Sub-Account (Institutional)
2005	1,237,107	10.59 to 10.70	13,221,652	2.27	1.18 to 1.65	6.19 to 6.69
2004	1,322,321	9.98 to 10.03	13,275,484	2.22	1.18 to 1.65	6.75 to 7.25
2003	1,426,417	9.35 to 9.39	13,381,127	2.23	1.18 to 1.49	9.30 to 12.71
2002	1,309,703	8.29 to 8.35	10,924,362	1.38	1.18 to 1.49	(7.83) to (7.54)
2001	766,066	8.97 to 9.05	6,927,589	1.72	1.18 to 1.49	(6.08) to (5.79)

Janus Aspen Balanced Sub-Account (Service)
2005	2,186,217	10.84 to 11.97	26,087,057	2.12	0.95 to 2.70	4.72 to 6.65
2004	2,018,462	10.35 to 11.22	22,640,826	2.46	0.95 to 2.80	3.54 to 7.27
2003	1,532,170	10.36 to 10.46	16,028,833	2.29	0.95 to 1.55	12.03 to 12.62
2002	376,835	9.25 to 9.29	3,499,807	3.55	0.01 to 0.18	(7.12) to (7.45)

Janus Aspen Forty Sub-Account (Institutional)
2005	1,215,939	8.25 to 11.22	13,465,014	0.21	1.18 to 1.65	11.01 to 11.53
2004	1,343,212	7.39 to 10.11	13,378,278	0.25	1.18 to 1.65	16.30 to 16.84
2003	1,482,601	6.33 to 8.70	12,693,141	0.48	1.18 to 1.49	16.66 to 19.12
2002	1,668,975	5.31 to 7.33	12,050,639	(0.85)	1.18 to 1.49	(16.92) to (16.66)
2001	1,854,785	6.37 to 8.82	16,187,174	(0.24)	1.18 to 1.49	(22.84) to (22.60)

Janus Aspen Forty Sub-Account (Service)
2005	1,322,972	12.04 to 13.58	17,871,303	0.01	0.95 to 2.70	9.49 to 11.50
2004	1,012,358	10.99 to 12.18	12,320,282	0.03	0.95 to 2.80	9.93 to 16.85
2003	711,254	10.32 to 10.42	7,410,941	0.29	0.95 to 1.55	18.39 to 19.11
2002	144,130	8.72 to 8.75	1,261,120	(0.21)	0.15 to 0.55	(12.49) to (12.80)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Janus Aspen Worldwide Growth Sub-Account (Institutional)
2005	1,157,150	$6.16 to $8.66	$10,167,991	1.35%	1.18% to 1.65%	4.14% to 4.63%
2004	1,341,424	5.89 to 8.31	11,305,731	1.00	1.18 to 1.65	3.06 to 3.55
2003	1,519,248	5.69 to 8.22	12,394,356	1.14	1.18 to 1.49	22.14 to 24.11
2002	1,733,449	4.64 to 6.72	11,585,864	(0.56)	1.18 to 1.49	(26.61) to (26.38)
2001	2,076,240	6.30 to 9.15	18,897,636	(0.99)	1.18 to 1.49	(23.59) to (23.35)

Janus Aspen Worldwide Growth Sub-Account (Service)
2005	768,737	10.00 to 10.49	8,093,419	1.26	0.95 to 2.70	2.69 to 4.57
2004	694,847	9.73 to 10.04	6,971,516	1.03	0.95 to 2.80	(2.66) to 3.54
2003	446,172	9.60 to 9.69	4,323,589	0.99	0.95 to 1.55	21.83 to 22.53
2002	72,411	7.88 to 7.91	572,875	0.34	1.24 to 91.49	(21.17) to (20.89)

MFS® Investors Trust Sub-Account
2005	948,690	10.99 to 11.85	10,283,345	0.55	0.95 to 2.70	4.39 to 6.30
2004	965,337	10.53 to 11.15	9,781,354	0.60	0.95 to 2.80	5.31 to 10.30
2003	792,632	8.04 to 10.11	7,105,877	0.60	0.95 to 1.55	20.21 to 20.93
2002	527,730	6.20 to 8.36	3,623,438	(0.84)	0.25 to 1.49	(22.13) to (16.44)
2001	457,197	7.93 to 8.99	3,943,519	1.60	1.18 to 1.49	(17.20) to (16.95)

MFS® New Discovery Sub-Account
2005	899,782	10.01 to 11.29	10,313,531	-	0.95 to 2.70	2.37 to 4.25
2004	811,631	9.78 to 10.83	8,874,970	-	0.95 to 2.80	(2.18) to 5.51
2003	306,095	10.16 to 12.79	3,181,709	-	0.95 to 1.55	27.49 to 32.40
2002	46,169	7.72 to 7.75	357,674	(0.58)	0.30 to 0.52	(22.81) to (22.53)

MML Blend Sub-Account
2005	2,842,948	10.46 to 11.82	29,995,757	2.73	0.95 to 2.70	1.81 to 3.68
2004	2,936,037	10.27 to 11.40	29,825,259	2.72	0.95 to 2.80	2.71 to 7.65
2003	2,541,651	8.72 to 10.59	23,757,649	2.68	0.95 to 1.65	13.05 to 17.63
2002	2,166,693	7.45 to 9.00	16,804,613	1.61	0.47 to 1.49	(12.84) to (9.97)
2001	1,818,248	8.53 to 9.17	15,937,836	16.52	1.18 to 1.49	(7.15) to (6.86)

MML Emerging Growth Sub-Account
2005	634,163	10.37 to 11.69	6,618,205	-	0.95 to 2.70	(1.81) to 0.00
2004	600,477	10.56 to 11.69	6,153,027	-	0.95 to 2.80	5.58 to 13.58
2003	347,378	4.87 to 10.29	2,898,371	-	0.95 to 1.55	38.55 to 44.59
2002	133,512	3.39 to 7.12	520,323	(1.35)	0.21 to 1.49	(43.32) to (28.77)
2001	106,193	5.99 to 6.05	636,891	(1.44	1.18 to 1.49	(17.66) to (17.40)

MML Enhanced Index Core Equity Sub-Account
2005	400,588	10.64 to 11.88	4,690,219	6.30	0.95 to 2.70	2.63 to 4.51
2004	421,533	10.36 to 11.37	4,718,945	1.45	0.95 to 2.80	3.64 to 9.84
2003	382,329	8.84 to 10.35	3,805,106	1.44	0.95 to 1.55	20.36 to 25.93
2002	125,894	7.08 to 8.22	920,176	(0.17)	0.14 to 1.40	(22.85) to (17.82)
2001	63,395	9.17	581,510	(0.06)	1.40	(8.27)

MML Equity Sub-Account
2005	2,525,208	10.89 to 12.33	26,606,371	1.93	0.95 to 2.70	0.31 to 2.15
2004	2,511,303	10.86 to 12.07	25,478,188	2.31	0.95 to 2.80	8.56 to 14.75
2003	2,141,812	7.53 to 10.52	18,153,315	2.04	0.95 to 1.65	22.33 to 26.29
2002	1,906,277	5.99 to 8.33	12,143,086	1.67	0.23 to 1.49	(20.74) to (16.70)
2001	1,495,006	7.55 to 8.66	11,800,117	29.65	1.18 to 1.49	(15.99) to (15.72)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Equity Index Sub-Account
2005	2,229,995	$10.53 to $11.80	$23,996,081	1.44%	0.95% to 2.70%	1.68% to 3.55%
2004	2,277,191	10.36 to 11.39	23,534,883	1.93	0.95 to 2.80	3.57 to 9.38
2003	1,717,538	7.38 to 10.42	15,659,873	1.70	0.95 to 1.65	21.09 to 26.86
2002	1,134,453	5.83 to 8.21	7,558,010	(0.12)	0.34 to 1.49	(23.61) to (17.91)
2001	957,781	7.61 to 8.80	8,056,439	(0.62)	1.18 to 1.49	(13.63) to (13.36)

MML Growth Equity Sub-Account
2005	681,087	9.92 to 10.49	6,569,761	0.42	0.95 to 2.70	1.04 to 2.90
2004	696,634	9.82 to 10.20	6,458,309	0.54	0.95 to 2.80	(1.84) to 3.89
2003	546,060	5.49 to 9.82	4,639,923	0.03	0.95 to 1.55	14.81 to 21.78
2002	331,163	4.52 to 8.06	2,109,305	(1.39)	0.32 to 1.49	(28.82) to (19.37)
2001	308,195	6.33 to 8.76	2,688,084	(1.44)	1.18 to 1.49	(26.33) to (26.10)

MML Inflation-Protected Bond Sub-Account
2005	11,734,912	9.96 to 11.02	123,452,124	5.56	0.95 to 2.70	(1.15) to 0.66
2004	4,519,520	10.08 to 10.94	48,866,901	5.09	0.95 to 2.80	0.79 to 5.24
2003	1,044,765	10.35 to 10.40	10,856,137	2.25	0.95 to 1.65	3.50 to 3.99

MML Large Cap Value Sub-Account
2005	6,610,044	10.95 to 13.14	80,447,040	0.99	0.95 to 2.70	6.30 to 8.26
2004	2,944,579	10.30 to 12.14	34,093,972	1.00	0.95 to 2.80	3.05 to 10.79
2003	1,498,680	9.04 to 10.96	15,562,982	1.09	0.95 to 1.55	24.44 to 28.31
2002	595,121	7.09 to 8.54	4,518,399	(0.24)	0.26 to 1.49	(17.50) to (14.64)
2001	256,782	8.56 to 8.61	2,209,254	(0.93)	1.18 to 1.49	(12.48) to (12.21)

MML Managed Bond Sub-Account
2005	12,686,181	9.97 to 11.57	140,857,326	5.06	0.95 to 2.70	(0.43) to 1.39
2004	7,728,398	10.01 to 11.41	88,499,738	4.09	0.95 to 2.80	0.11 to 3.48
2003	4,914,339	10.92 to 12.92	55,361,694	5.82	0.95 to 1.65	1.59 to 4.63
2002	1,737,169	10.51 to 12.42	19,428,147	5.12	0.53 to 1.49	5.07 to 7.13
2001	378,488	11.12 to 11.63	4,360,446	5.63	1.18 to 1.49	6.29 to 6.62

MML OTC 100 Sub-Account
2005	204,265	3.98 to 10.48	1,081,814	0.05	1.18 to 2.70	(1.47) to 0.11
2004	245,790	3.98 to 10.63	991,583	0.59	1.18 to 2.80	6.34 to 9.07
2003	291,864	3.58 to 3.64	1,050,328	-	1.18 to 1.65	30.50 to 46.89
2002	173,980	2.45 to 2.48	427,253	(1.41)	1.18 to 1.49	(38.54) to (38.15)
2001	83,800	3.99 to 4.03	334,448	(1.47)	1.18 to 1.49	(34.09) to (33.88)

MML Small Cap Equity Sub-Account
2005	1,449,940	10.56 to 12.51	19,393,351	5.18	0.95 to 2.70	(2.93) to (1.15)
2004	1,398,499	10.88 to 12.66	19,254,272	2.51	0.95 to 2.80	8.84 to 15.26
2003	1,006,985	10.88 to 14.00	12,456,383	0.23	0.95 to 1.65	24.38 to 30.12
2002	664,238	8.41 to 10.82	6,782,828	(1.07)	0.38 to 1.49	(15.86) to (12.87)
2001	416,689	10.40 to 12.44	5,113,043	(0.89)	1.18 to 1.49	1.82 to 2.14

MML Small Cap Growth Equity Sub-Account
2005	4,749,265	11.50 to 14.49	64,574,396	-	0.95 to 2.70	8.53 to 10.52
2004	1,866,180	10.59 to 13.11	24,107,610	-	0.95 to 2.80	5.95 to 12.18
2003	909,989	7.82 to 12.84	10,889,111	-	0.95 to 1.65	35.44 to 47.23
2002	439,927	5.33 to 8.76	3,698,037	(1.33)	0.39 to 1.49	(27.01) to (20.56)
2001	283,747	7.27 to 11.99	3,351,492	(1.00)	1.18 to 1.49	(14.02) to (13.75)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Small Company Opportunities Sub-Account
2005	1,952,776	$11.92 to $15.84	$30,510,137	12.37%	0.95% to 2.70%	7.93% to 9.91%
2004	1,629,066	11.04 to 14.41	23,658,549	10.63	0.95 to 2.80	10.41 to 17.69
2003	795,521	12.13 to 13.99	9,969,096	7.99	0.95 to 1.65	35.91 to 40.89
2002	256,225	8.65 to 9.97	2,384,027	(0.72)	0.18 to 1.48	(13.45) to (7.70)
2001	15,314	10.80	165,458	1.73	1.40 to 1.49	7.98 to 8.05

Oppenheimer Aggressive Growth Sub-Account
2005	7,099,027	12.08 to 13.10	86,742,187	-	0.95 to 2.70	9.26 to 11.27
2004	3,638,059	11.05 to 11.78	36,982,430	-	0.95 to 2.80	10.54 to 18.64
2003	2,155,140	4.05 to 9.93	16,797,297	-	0.95 to 1.65	19.95 to 24.38
2002	1,685,050	3.26 to 7.98	9,742,457	(0.71)	0.49 to 1.49	(28.86) to (20.22)
2001	1,507,578	4.57 to 8.60	12,527,125	15.10	1.18 to 1.49	(32.29) to (32.08)

Oppenheimer Balanced Sub-Account
2005	4,148,701	10.51 to 12.61	51,002,965	1.68	0.95 to 2.70	1.05 to 2.91
2004	3,671,852	10.40 to 12.25	44,310,417	0.86	0.95 to 2.80	4.03 to 9.06
2003	2,263,601	10.88 to 11.23	25,044,650	2.11	0.95 to 1.65	18.03 to 23.84
2002	1,074,265	8.64 to 9.07	9,544,509	2.86	0.35 to 1.49	(11.73) to (9.25)
2001	689,480	9.75 to 10.03	6,913,119	6.02	1.18 to 1.49	0.70 to 1.01

Oppenheimer Capital Appreciation Sub-Account
2005	15,776,215	10.34 to 11.48	178,372,356	0.78	0.95 to 2.70	2.23 to 4.11
2004	9,980,390	10.12 to 11.03	108,297,483	0.25	0.95 to 2.80	1.17 to 5.93
2003	5,305,730	7.08 to 10.41	53,994,322	0.27	0.95 to 1.65	23.01 to 29.64
2002	2,244,787	5.47 to 8.03	17,262,854	(0.78)	0.54 to 1.49	(27.94) to (19.74)
2001	1,400,058	7.57 to 10.71	14,886,247	7.80	1.18 to 1.49	(13.88) to (13.61)

Oppenheimer Core Bond Sub-Account
2005	1,378,374	15.09	20,802,450	5.27	1.40	1.16
2004	1,523,329	14.92	22,725,398	4.85	1.40	4.03
2003	1,814,768	14.34	26,025,407	5.60	1.40	5.29
2002	1,898,095	13.62	25,851,563	4.83	1.40	7.56
2001	1,257,963	12.66	15,928,450	4.05	1.40	6.28

Oppenheimer Global Securities Sub-Account
2005	15,779,188	12.21 to 14.78	231,427,993	0.91	0.95 to 2.70	11.19 to 13.23
2004	11,125,452	10.98 to 13.05	148,093,441	0.96	0.95 to 2.80	9.80 to 18.04
2003	5,530,374	8.84 to 13.21	64,290,605	0.55	0.95 to 1.65	40.77 to 41.76
2002	2,435,869	6.25 to 9.37	21,178,987	(0.86)	0.50 to 1.49	(23.29) to (21.95)
2001	1,676,088	8.13 to 12.22	20,178,720	10.91	1.18 to 1.49	(13.35) to (13.08)

Oppenheimer High Income Sub-Account
2005	5,540,219	10.47 to 12.91	69,576,638	6.27	0.95 to 2.70	(0.48) to 1.35
2004	4,956,170	10.52 to 12.74	62,358,843	5.27	0.95 to 2.80	5.23 to 7.94
2003	3,105,998	11.31 to 11.80	36,116,101	4.50	0.95 to 1.65	10.59 to 22.80
2002	1,096,992	9.26 to 9.61	10,250,409	7.01	0.49 to 1.49	(4.23) to (3.54)
2001	556,099	9.62 to 9.66	5,353,024	7.42	1.18 to 1.49	0.45 to 0.77

Oppenheimer International Growth Sub-Account
2005	2,043,148	12.12 to 13.72	29,018,078	0.84	0.95 to 2.70	10.95 to 12.99
2004	1,751,917	10.93 to 12.15	22,271,732	1.23	0.95 to 2.80	9.28 to 16.74
2003	979,769	6.66 to 14.40	11,093,066	1.21	0.95 to 1.55	47.87 to 51.75
2002	470,639	4.49 to 9.73	3,930,861	(0.69)	0.44 to 1.49	(30.28) to (29.35)
2001	584,766	6.35 to 13.80	6,628,872	15.81	1.18 to 1.49	(25.44) to (25.21)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Oppenheimer Main Street Sub-Account
2005	6,467,677	$10.55 to $11.71	$70,773,358	1.33%	0.95% to 2.70%	3.08% to 4.98%
2004	6,516,496	10.23 to 11.15	67,526,413	0.77	0.95 to 2.80	2.30 to 8.42
2003	5,247,122	7.71 to 10.29	49,223,810	0.77	0.95 to 1.65	20.88 to 25.59
2002	3,242,245	6.16 to 8.19	22,970,614	(0.68)	0.53 to 1.49	(20.00) to (18.06)
2001	2,525,961	7.67 to 8.85	21,788,327	(0.91)	1.18 to 1.49	(11.50) to (11.22)

Oppenheimer Money Sub-Account
2005	3,492,446	9.86 to 10.20	37,130,008	2.85	0.95 to 2.70	0.05 to 1.89
2004	3,151,653	9.85 to 10.01	33,429,541	0.98	0.95 to 2.80	(1.47) to 0.03
2003	2,738,168	9.92 to 12.31	29,871,100	0.79	0.95 to 1.65	(0.74) to (0.18)
2002	3,042,782	9.99 to 12.38	34,926,783	0.05	0.43 to 1.49	(0.08) to 0.28
2001	2,531,545	10.45 to 12.37	29,518,436	2.04	1.18 to 1.49	2.31 to 2.63

Oppenheimer Strategic Bond Sub-Account
2005	15,494,240	10.50 to 13.25	190,262,952	3.76	0.95 to 2.70	(0.14) to 1.70
2004	8,561,743	10.51 to 13.03	111,851,321	4.03	0.95 to 2.80	5.13 to 7.65
2003	4,466,101	11.99 to 13.28	55,910,108	4.51	0.95 to 1.65	8.58 to 16.97
2002	1,750,344	10.31 to 11.40	19,447,122	4.93	0.52 to 1.49	3.15 to 6.18
2001	919,332	10.30 to 10.76	9,880,304	4.21	1.18 to 1.49	3.29 to 3.61

Panorama Growth Sub-Account
2005	178,977	8.69 to 8.84	2,139,469	1.66	1.18 to 1.65	4.68 to 5.17
2004	242,416	8.26 to 8.45	2,799,753	1.09	1.18 to 1.65	7.41 to 7.92
2003	255,219	7.66 to 11.28	2,743,569	1.10	1.18 to 1.65	21.19 to 25.32
2002	265,682	6.11 to 9.02	2,302,887	(0.48)	1.18 to 1.49	(20.17) to (19.92)
2001	232,179	7.63 to 11.29	2,516,057	(0.23)	1.18 to 1.49	(11.94) to (11.66)

Panorama Total Return Sub-Account
2005	205,061	9.65 to 10.25	2,607,540	2.78	1.18 to 1.65	3.07 to 3.55
2004	280,536	9.32 to 9.94	3,437,900	2.14	1.18 to 1.65	7.67 to 8.18
2003	328,269	8.61 to 11.97	3,729,478	3.06	1.18 to 1.65	15.54 to 19.68
2002	319,614	7.20 to 10.03	3,061,211	2.05	1.18 to 1.49	(15.71) to (15.45)
2001	320,141	8.51 to 11.89	3,678,765	2.90	1.18 to 1.49	(8.33) to (8.04)

Scudder VIT EAFE® Equity Index Sub-Account
2005	-	-	-	2.43	0.95 to 2.70	(0.35) to 0.70
2004	517,989	11.16 to 12.05	5,803,266	2.14	0.95 to 2.80	11.56 to 17.94
2003	273,615	6.58 to 10.21	2,525,403	3.76	0.95 to 1.55	31.37 to 32.12
2002	86,914	5.01 to 7.73	510,703	1.06	0.21 to 1.49	(22.96) to (22.52)
2001	29,407	6.49 to 6.80	191,329	(1.48)	1.18 to 1.49	(25.81) to (25.58)

Scudder VIT Small Cap Index Sub-Account
2005	1,820,949	10.93 to 13.66	24,881,906	0.63	0.95 to 2.70	1.42 to 3.28
2004	1,604,276	10.77 to 13.22	21,464,053	0.37	0.95 to 2.80	7.74 to 16.64
2003	783,593	10.73 to 12.78	9,126,985	0.63	0.95 to 1.65	38.67 to 44.98
2002	234,594	7.41 to 8.86	1,995,794	(0.48)	0.40 to 1.49	(22.11) to (21.52)
2001	174,187	9.44 to 11.32	1,938,678	4.46	1.18 to 1.49	0.55 to 0.86

T. Rowe Price Blue Chip Growth Sub-Account
2005	3,144,919	10.52 to 11.94	37,598,724	0.12	0.95 to 2.70	3.05 to 4.94
2004	2,722,668	10.21 to 11.38	31,078,953	0.79	0.95 to 2.80	2.05 to 7.66
2003	1,207,195	10.47 to 11.99	12,807,065	0.24	0.95 to 1.55	19.49 to 27.48
2002	202,915	8.26 to 8.29	1,681,169	(0.16)	0.29 to 0.64	(17.43) to (17.14)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)

T. Rowe Price Equity Income Sub-Account
2005	12,329,720	$10.82 to $12.23	$147,375,797	1.71%	0.95% to 2.70%	1.09% to 2.94%
2004	6,627,759	10.71 to 11.88	78,811,146	1.79	0.95 to 2.80	7.07 to 13.83
2003	2,686,161	10.34 to 12.20	28,185,183	2.00	0.95 to 1.55	21.57 to 25.18
2002	521,632	8.37 to 8.40	4,380,575	1.73	0.28 to 0.83	(16.32) to (16.02)

T. Rowe Price Mid-Cap Growth Sub-Account
2005	5,950,501	14.64 to 17.27	96,665,970	-	0.95 to 1.65	12.86 to 13.65
2004	6,122,064	12.88 to 15.30	88,359,910	-	0.95 to 1.65	16.41 to 17.22
2003	4,747,940	10.09 to 17.50	60,650,899	-	0.95 to 1.65	29.23 to 36.99
2002	2,068,825	7.38 to 12.82	22,792,603	(1.36)	0.50 to 1.49	(22.42) to (19.85)
2001	1,505,746	9.48 to 16.51	23,481,647	(1.45)	1.18 to 1.49	(2.40) to (2.09)

Templeton Foreign Securities Sub-Account
2005	8,179,250	11.69 to 12.96	103,074,901	1.08	0.95 to 2.70	7.16 to 9.13
2004	3,367,745	10.91 to 11.87	39,049,003	0.95	0.95 to 2.80	9.11 to 17.41
2003	1,527,278	8.38 to 10.11	14,968,048	1.49	0.95 to 1.55	30.10 to 31.04
2002	492,644	6.42 to 7.72	3,538,747	(0.14)	0.47 to 1.49	(23.05) to (19.52)
2001	576,656	7.97 to 8.99	5,107,365	15.83	1.18 to 1.49	(17.25) to (16.99)

[1]	The investment income ratios represent the dividends, excluding distributions of capital gains, received by the sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. Beginning in the year 2003 and forward, these ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
[2]	The expense ratios represent the annualized contract expenses of Separate Account 4, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.
[3]	The total returns are for the periods indicated, including changes in the value of the underlying fund, and the expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the related minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

B.	Separate Account 4 assesses charges associated with the contract. These charges are either assessed as a direct reduction in unit values or through a redemption of units for all contracts contained within Separate Account 4.

Mortality and Expense Risk Charge*	0.80% - 1.50% of the daily value of the assets invested in each fund.
This charge is assessed through a reduction in unit values.

Administrative Charge	0.15% of the daily value of the assets invested in each fund.
This charge is assessed through a reduction in unit values.

Administrative Contract Maintenance Charge	$0 - $40 per contract, annually.
This charge is assessed through the redemption of units.

Notes To Financial Statements (Continued)

FINANCIAL	HIGHLIGHTS (Continued)

Contingent Deferred Sales Charge	0% - 8%
This charge is assessed through the redemption of units.
Death Benefit Options Charges for these options are assessed through a reduction in unit values.	See Note 1 for specific charges and a description of death benefit options in Separate Account 4 that are assessed through a reduction in unit values.

Rider Charges These charges are assessed through a reduction in unit values.

A. Reset Death Benefit	0.00% - 0.10% of the daily value of the assets in each fund.

B. Ratchet Death Benefit	0.00% - 0.40% of the daily value of the assets in each fund.

*	The Panorama Premier segment charges its contract owners a mortality and expense risk charge equal, on an annual basis, to 1.25% of the daily value of the assets invested in each fund. Subject to state availability, certificates issued on or after September 10, 2001 will receive an increase in the certificate value allocated to the fund by 0.15% on each certificate anniversary. The net effect of the credit is a mortality and expense risk charge of 1.10%.

Independent Auditors’ Report

The Board of Directors and Policyholders of

Massachusetts Mutual Life Insurance Company:

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company (the “Company”) as of December 31, 2005 and 2004, and the related statutory statements of income, changes in policyholders’ contingency reserves, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements of Massachusetts Mutual Life Insurance Company for the year ended December 31, 2003 were audited by other auditors whose report thereon dated March 5, 2004 (except with respect to the matter discussed in Note 17, as to which the date is March 14, 2005), expressed an unqualified opinion on those statements and included explanatory language that described the use of statutory accounting practices, which practices differ from accounting principles generally accepted in the United States of America, and the adoption, effective January 1, 2003, of Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions.”

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“statutory accounting practices”), which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the variances between the statutory accounting practices and U.S. generally accepted accounting principles discussed in the preceding paragraph, the Company’s financial statements do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2005 and 2004, or the results of its operations or its cash flows for the years then ended. In our opinion, the Company’s financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, on the basis of statutory accounting practices as described in Note 2.

/s/ KPMG LLP

February 24, 2006

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2005	2004
	(In Millions)
Assets:

Bonds	$37,263	$38,493
Common stocks	961	969
Mortgage loans	8,556	8,805
Policy loans	7,284	6,912
Real estate	1,298	1,485
Other investments	7,034	5,392
Cash, cash equivalents and short-term investments	3,884	2,296

Total invested assets	66,280	64,352

Accrued investment income	668	747
Other assets	1,171	1,113

Total assets excluding separate accounts	68,119	66,212

Separate account assets	32,575	29,375

Total assets	$100,694	$95,587

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF FINANCIAL POSITION, continued

	December 31,
	2005	2004
	(In Millions)
Liabilities:

Policyholders’ reserves	$52,896	$50,744
Deposit fund balances	4,339	5,047
Policyholders’ dividends	1,172	1,016
Policyholders’ claims and other benefits	258	242
Federal income taxes	69	339
Asset valuation reserves	1,466	1,140
Other liabilities	1,902	2,009

Total liabilities excluding separate accounts	62,102	60,537

Separate account liabilities	31,904	28,759

Total liabilities	94,006	89,296

Policyholders’ contingency reserves	6,688	6,291

Total liabilities and policyholders’ contingency reserves	$100,694	$95,587

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Revenue:

Premium income	$11,854	$12,500	$12,152
Net investment income	4,022	3,838	3,870
Fees and other income	343	311	257

Total revenue	16,219	16,649	16,279

Benefits and expenses:

Policyholders’ benefits and payments	9,531	7,795	7,110
Addition to policyholders’ reserves and funds	3,498	5,827	6,105
Operating expenses	914	1,112	863
Commissions	488	520	548
State taxes, licenses and fees	111	107	113

Total benefits and expenses	14,542	15,361	14,739

Net gain before dividends and federal income taxes	1,677	1,288	1,540

Dividends to policyholders	1,155	996	1,098

Net gain from operations before federal income taxes	522	292	442

Federal income tax expense (benefit)	73	132	(122)

Net gain from operations	449	160	564

Net realized capital gains (losses)	214	137	(190)

Net income	$663	$297	$374

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES

IN POLICYHOLDERS’ CONTINGENCY RESERVES

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Policyholders’ contingency reserves, beginning of year	$6,291	$6,282	$6,105

Increase (decrease) due to:
Net income	663	297	374
Change in net unrealized capital gains	209	120	249
Change in net unrealized foreign exchange capital gains (losses)	84	39	(129)
Change in asset valuation reserves	(326)	(252)	(398)
Change in non-admitted assets	(193)	(246)	(238)
Change in reserve valuation basis	11	6	—
Change in net deferred income taxes	29	59	81
Issuance of surplus notes	—	—	250
Prior period disability reserve adjustment	(61)	—	—
Other	(19)	(14)	(12)

Net increase	397	9	177

Policyholders’ contingency reserves, end of year	$6,688	$6,291	$6,282

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Cash flows from operations:
Premium and other income collected	$12,180	$12,871	$12,404
Net investment income	3,828	3,890	3,679
Benefit payments	(9,303)	(7,630)	(7,125)
Net transfers to separate accounts	(1,458)	(3,327)	(2,706)
Federal and foreign income taxes (paid) recovered	(340)	85	(110)
Commissions and other expenses paid	(1,510)	(1,770)	(1,402)
Dividends paid to policyholders	(999)	(1,100)	(1,180)

Net cash from operations	2,398	3,019	3,560

Cash flows from investments:
Proceeds from investments sold, matured, or repaid:
Bonds	21,679	11,699	12,299
Common stocks	747	539	475
Mortgage loans	2,743	1,978	1,504
Real estate	240	703	198
Other	595	802	591

	26,004	15,721	15,067

Cost of investments acquired:
Bonds	(20,313)	(17,421)	(16,857)
Common stocks	(621)	(591)	(397)
Mortgage loans	(2,459)	(3,159)	(2,070)
Real estate	(4)	(302)	(318)
Other	(2,141)	(1,180)	(1,254)

	(25,538)	(22,653)	(20,896)
Net increase in policy loans	(373)	(348)	(310)

Net cash from investments	93	(7,280)	(6,139)

Cash flows from financing and other sources:
Net (withdrawals) deposits on deposit-type contracts	(771)	994	560
Surplus notes	—	—	250
Other cash provided (applied)	(132)	(972)	126

Net cash from financing and other sources	(903)	22	936

Net change in cash, cash equivalents and short-term investments	1,588	(4,239)	(1,643)
Cash, cash equivalents and short-term investments, beginning of year	2,296	6,535	8,178

Cash, cash equivalents and short-term investments, end of year	$3,884	$2,296	$6,535

See notes to statutory financial statements.

NOTES TO STATUTORY FINANCIAL STATEMENTS

1.	Nature of operations

MassMutual Financial Group (“MMFG”) is comprised of Massachusetts Mutual Life Insurance Company (the “Company”) and its subsidiaries. MMFG is a global, diversified financial services organization providing life insurance, annuities, disability income insurance, long-term care insurance, retirement and savings products, structured settlement annuities, investment management, mutual funds, and trust services to individual and institutional customers. The Company is organized as a mutual life insurance company.

2.	Summary of significant accounting policies and practices

a.	Basis of presentation

The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“Division”).

Statutory accounting practices are different in some respects from financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The more significant differences between statutory accounting principles and GAAP are as follows: (a) certain acquisition costs, such as commissions and other variable costs, that are directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP generally capitalizes these expenses and amortizes them over the expected life of the policies or over the premium payment period; (b) statutory policy reserves are based upon the Commissioners’ Reserve Valuation Method or net level premium method and prescribed statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon the net level premium method or the estimated gross margin method, with estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost, whereas GAAP generally reports bonds at fair value; (d) deferred income taxes, which provide for book versus tax temporary differences, are subject to limitation and are charged to policyholders’ contingency reserves, whereas GAAP would include the change in deferred taxes in net income; (e) payments received for universal and variable life insurance products and variable annuities are reported as premium income and changes in reserves, whereas GAAP would treat these payments as deposits to policyholders’ account balances; (f) majority-owned subsidiaries, other than domestic life insurance companies, variable interest entities and certain controlled entities are accounted for using the equity method, whereas GAAP would consolidate these entities; (g) surplus notes are reported in policyholders’ contingency reserves, whereas GAAP would report these notes as liabilities; (h) assets are reported at “admitted asset” value and “non-admitted assets” are excluded through a charge against policyholders’ contingency reserves, whereas GAAP records these assets, net of any valuation allowance; (i) reinsurance recoverables are reported as a reduction of policyholders’ reserves and deposit fund balances, whereas GAAP would report these recoverables as an asset; (j) an asset valuation reserve (“AVR”) is reported as a contingency reserve to stabilize policyholders’ contingency reserves against fluctuations in the value of stocks, real estate investments, partnerships, and limited liability companies (“LLCs”) as well as

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

credit-related declines in the value of bonds and mortgage loans, whereas GAAP does not require this reserve; (k) after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and interest-related hedging activities are deferred into the interest maintenance reserve (“IMR”) and amortized into revenue, whereas GAAP reports these gains and losses as revenue; (l) changes in the fair value of derivative financial instruments are recorded as changes in policyholders’ contingency reserves, whereas GAAP generally reports these changes as revenue unless deemed an effective hedge; (m) comprehensive income is not presented, whereas GAAP presents changes in unrealized capital gains and losses, minimum pension liability, and foreign currency translations as other comprehensive income; (n) embedded derivatives are recorded as part of the underlying contract, whereas GAAP would identify and bifurcate certain embedded derivatives from the underlying contract or security and account for them separately; and (o) certain group annuity and variable universal life contracts which do not pass through all investment gains to contract holders are maintained in the separate accounts, whereas GAAP reports these contracts in the general account assets and liabilities of the Company.

The Division has the right to permit other specific practices that differ from prescribed practices. As permitted by the Division, the prepaid pension asset of the Company prior to December 31, 2003 was allowed as an admitted asset. The amount of this admitted asset was limited to the prepaid balance at December 31, 2000 and was reduced each quarter until the asset equaled zero at December 31, 2003. This permitted practice did not affect net income. As of December 31, 2005, 2004 and 2003, the Company had no permitted practices.

The preparation of financial statements requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining the carrying values of investments and derivatives, the liability for future policyholders’ reserves and deposit fund balances, and the amount of investment valuation reserves on mortgage loans, real estate held for sale, and other-than-temporary impairments. Future events, including but not limited to changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the statutory financial statements. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate.

Certain 2004 balances have been reclassified to conform to the current year presentation. During 2005, the Company implemented a new disability income active life reserve system. As a result, the Company recorded a prior period disability reserve adjustment. The active life reserves increased $52 million and the disabled life reserves increased $9 million, and these increases were recorded as a change to policyholders’ contingency reserves in accordance with Statutory Statement of Accounting Principles (“SSAP”) No. 3 “Accounting for Changes and Corrections of Errors.”

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Bonds

Generally, bonds are valued at amortized cost using the constant yield interest method. Bond transactions are recorded on a trade date basis, except for private placement bonds which are recorded on the funding date.

The fair value of bonds is based on values provided by the NAIC’s Securities Valuation Office (“SVO”) when available. If SVO values are not available, quoted market values provided by other third-party organizations are used. If quoted market values are unavailable, fair value is estimated by discounting expected future cash flows using current market rates applicable to yield, credit quality and maturity of the investment or using quoted market values for comparable investments.

Asset-backed and mortgage-backed bonds and structured securities are valued at amortized cost using the interest method with estimates of future prepayments at the date of purchase obtained from independent sources; changes in prepayment speeds and estimated cash flows are updated quarterly and primarily accounted for using the prospective yield adjustment method. Prior to 2005, the retrospective yield adjustment method was used. The cumulative effect of this change in method as of January 1, 2005 was immaterial. Certain high quality asset-backed, mortgage-backed and structured securities are still accounted for using the retrospective yield adjustment method. The cost basis of asset–backed and mortgage-backed bonds and structured securities is adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net income.

The carrying values of bonds and mortgage-backed and asset-backed securities are written down to fair value when a decline in value is considered to be other-than-temporary. The Company considers the following factors in the evaluation of whether a non-interest related decline in value is other-than-temporary: (a) the financial condition and near-term prospects of the issuer; (b) the likelihood that the Company will be able to collect all amounts due according to the contractual terms of a debt security in effect at the date of acquisition; (c) its ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (d) the period and degree to which the market value has been below cost. The Company considers the following factors in the evaluation of whether an interest related decline in value is other-than-temporary: (a) its near term intent to sell; (b) its contractual and regulatory obligations; and (c) the investments’ forecasted recovery in value. The Company conducts a quarterly management review that includes all bonds in default or not-in-good standing as well as securities valued below 80% of cost. The Company also considers other qualitative and quantitative factors in determining the existence of other than temporary impairments. If the impairment is other-than-temporary, a direct write-down is recognized in realized capital losses and a new cost basis is established.

c.	Common stocks

Common stocks, including warrants, are valued at fair value with unrealized capital gains and losses included as a change in policyholders’ contingency reserves. Common stock transactions are recorded on a trade date basis.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The fair value of common stocks is based on values provided by the SVO when available. If SVO values are not available, quoted market values provided by other third-party organizations are used. If quoted market values are unavailable, fair value is estimated by using internal models.

The cost basis of common stocks is adjusted for impairments deemed to be other-than-temporary. The Company considers the following factors in the evaluation of whether a decline in value is other-than-temporary: (a) the financial condition and near-term prospects of the issuer; (b) its ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. The Company conducts a quarterly management review of all common stock issuers not-in-good standing as well as common stocks valued below 80% of cost. The Company also considers other qualitative and quantitative factors in determining the existence of other than temporary impairments. If the impairment is other-than-temporary, a direct write-down to fair value is recognized in realized capital losses and a new cost basis is established.

d.	Mortgage loans

Mortgage loans are valued at the unpaid principal balance of the loan, net of unamortized premiums and discounts, non-refundable commitment fees and mortgage interest points, and valuation allowances. The mortgage loan portfolio is comprised of commercial mortgage loans, including mezzanine loans, and residential mortgage loan pools. Mezzanine loans are loans secured by a pledge of direct or indirect equity interest in an entity that owns real estate. Residential mortgage loan pools are pools of homogeneous residential mortgage loans substantially backed by Federal Housing Administration and Veterans Administration guarantees.

The fair value of mortgage loans is estimated by discounting expected future cash flows using current interest rates for similar loans with similar credit risk. For non-performing loans, the fair value is the estimated collateral value of the underlying real estate.

When, based upon current information and events, it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, a valuation allowance is established for the excess of the carrying value of the mortgage loan over its fair value. Collectibility and estimated recoveries are assessed on a loan-by-loan basis considering all events and conditions relevant to the loan. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available, as changes occur in the market or as negotiations with the borrowing entity evolve. Changes to the valuation allowance are recorded as unrealized capital losses in policyholders’ contingency reserves.

When an event occurs resulting in an impairment that is other-than-temporary, a direct write-down is recognized in realized capital losses and a new cost basis is established. An impairment is deemed other-than-temporary when foreclosure proceedings or other procedures leading to the acquisition of the collateral are initiated, the acquisition of the collateral is probable, and a reasonable estimate of the collateral value has been determined.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Interest income earned on impaired loans is accrued on the outstanding principal balance of the loan based on the loan’s contractual coupon rate. Interest is not accrued for impaired loans more than 60 days past due, for loans delinquent more than 90 days, or when collection is improbable. The Company continually monitors mortgage loans where the accrual of interest has been discontinued, and will resume the accrual of interest on a mortgage loan when the facts and circumstances of the borrower and property indicate that the payments will continue to be received per the terms of the mortgage loan agreement or modified mortgage loan agreement.

e.	Policy loans

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. The majority of policy loans are variable rate loans adjusted annually. The carrying value for policy loans approximates the fair value reported in the Statutory Statements of Financial Position. Accrued investment income on policy loans more than 90 days past due is included in the unpaid balance of the policy loan.

f.	Real estate

Investment real estate, which the Company has the intent to hold for the production of income, and real estate occupied by the Company are carried at depreciated cost, less encumbrances. Depreciated cost is adjusted for impairments whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable, with the impairment being included in realized capital losses. Depreciation is calculated using the straight-line method over the estimated useful life of the real estate holding, not to exceed 40 years. Depreciation expense is included as a component of net investment income.

Real estate held for sale is carried at the lower of depreciated cost or fair value, less selling costs. Adjustments to the carrying value of real estate held for sale are recorded when fair value less selling costs is below depreciated cost and are included in realized capital losses.

Real estate acquired in satisfaction of debt is recorded at fair value at the date of foreclosure.

Fair value is generally estimated using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks. The Company also obtains external appraisals for a rotating sample of properties on an annual basis.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

g.	Other investments

Other investments consist of investments in partnerships and limited liability companies (“LLCs”), derivative financial instruments, common stocks of unconsolidated subsidiaries and affiliates, preferred stocks and other miscellaneous investments.

Partnerships and LLCs are accounted for using the equity method with the change in unrealized capital gains and losses recorded in policyholders’ contingency reserves. When it appears probable that the Company will be unable to recover the outstanding carrying value of an investment, or there is evidence indicating an inability of the investee to sustain earnings adequate to justify the carrying value of the investment, an other-than-temporary impairment is recognized in realized capital losses for the excess of the carrying value over the estimated fair value of the investment. The estimated fair value is determined by assessing the value of the partnership or LLC’s underlying assets, cash flow, current financial condition, and other market factors. Distributions, not deemed to be a return of capital, are recorded in net investment income when received.

The Company uses derivative financial instruments in the normal course of business to manage investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and short-term investments to economically create temporary investment positions, which are highly liquid and of high quality. These combined investments perform like bonds and are held to improve the quality and performance of the invested assets until other suitable investments become available. To a much lesser extent, some of these combinations are considered replication (synthetic asset) transactions as permitted under statutory accounting principles. The Company’s derivative strategy employs a variety of derivative financial instruments, including interest rate swaps, currency swaps, asset, equity and credit default swaps, options, interest rate caps and floors, forward commitments, and financial futures. Investment risk is assessed on a portfolio basis and individual derivative financial instruments are not designated in hedging relationships; therefore, the criteria for hedge accounting are not met.

Derivative financial instruments are carried at estimated fair value, which is based primarily upon quotations obtained from independent sources. Changes in the fair value of these instruments are recorded as unrealized capital gains and losses in policyholders’ contingency reserves. Gains and losses realized on the termination, closing, or assignment of contracts are recorded as realized capital gains and losses. Amounts receivable and payable are accrued.

Common stocks of unconsolidated subsidiaries are accounted for using the equity method with the change in unrealized capital gains and losses recorded in policyholders’ contingency reserves. The Company accounts for the value of its investment in its subsidiary, MassMutual Holding LLC (“MMHLLC”), at its underlying GAAP net equity, adjusted for certain non-admitted assets. Distributions by MMHLLC are recorded in net investment income to the extent that distributions are received by the Company. Distributions to the Company are limited to MassMutual’s equity in MMHLLC.

Generally, preferred stocks in good standing are valued at amortized cost.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

h.	Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash and cash equivalents.

Short-term investments, which are carried at amortized cost, consist of all highly liquid investments purchased with maturities of greater than three months and less than or equal to 12 months. Repurchase agreements and investments in money market mutual funds are classified as short-term investments.

The Company has entered into repurchase agreements whereby the Company purchases securities and simultaneously agrees to resell the same or substantially the same securities. Repurchase agreements are accounted for as collateralized lendings with the cash paid for the securities recorded in the statutory financial statements as a short-term investment. The underlying securities are not recorded as investments owned by the Company. The difference between the amount paid and the amount at which the securities will be subsequently resold is reported as interest income.

The Company requires collateral in the form of securities having a fair value of a minimum of 102% of the securities’ purchase price. If at anytime the fair value of the collateral is less than 100% of the securities’ purchase price, the counterparty is obligated to provide additional collateral to bring the total collateral held by the Company to at least 102% of the securities’ purchase price.

The estimated fair values for these instruments approximates the carrying values reported in the Statutory Statements of Financial Position.

i.	Securities lending

The Company participates in a fee-based securities lending program whereby certain securities are loaned to third-party brokers. The Company retains control over loaned securities, which remain assets of the Company, and are not removed from the accounting records. The Company has the ability to sell the securities while on loan. Fees received for loaning the securities, net of direct expenses, are recorded in net investment income. Interest income on loaned securities that is unrelated to securities lending is recorded in the appropriate investment category consistent with the type of securities lent.

The Company’s policy requires a minimum of 102% of the market value of the loaned securities to be separately held as collateral for the loans; however, the Company does not record or have use of the collateral. Collateral may include treasury securities, agency bonds, mortgage-backed securities, and investment grade corporate securities. The Company has the right to terminate the program at any time without penalty.

j.	Accrued investment income

Accrued investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned on the ex-dividend

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

date. Due and accrued income is not recorded on: (a) bonds in default; (b) impaired mortgage loans more than 60 days past due; (c) mortgage loans delinquent more than 90 days or where collection of interest is improbable; (d) rent in arrears for more than 90 days; and (e) policy loan interest due and accrued in excess of the cash surrender value of the underlying contract.

k.	Other assets

Other assets primarily include the deferred tax asset, fixed assets, outstanding premium and reinsurance recoverables.

Fixed assets are included in other assets at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated lives range from one to 10 years for leasehold improvements and three to 10 years for all other fixed assets. Most unamortized software and office equipment are non-admitted assets.

l.	Non-admitted assets

Assets designated as non-admitted by the NAIC include furniture, certain equipment, unamortized software, the prepaid pension plan asset, the interest maintenance reserve in a net asset position, and certain other receivables, advances and prepayments. Such amounts are excluded from the Statutory Statements of Financial Position with an offsetting adjustment to policyholders’ contingency reserves.

m.	Separate accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life and other insurance policyholders. Assets consist principally of marketable securities reported at fair value and are not available to satisfy liabilities that arise from any other business of the Company. Separate account liabilities represent segregated policyholder funds administered and invested by the Company to meet specific investment objectives of the policyholders. The Company receives administrative and investment advisory fees from these accounts.

Separate accounts reflect three categories of risk assumption: pass-through separate accounts, for which the policyholder assumes the investment risk; separate accounts for which the Company contractually guarantees either a minimum death, accumulation or income benefit to the policyholder; and separate accounts containing interest guarantee provisions. Premium income, benefits and expenses of the separate accounts are reported in net income. Investment income and realized and unrealized capital gains and losses on the assets of separate accounts accrue to policyholders and, accordingly, are not recorded in net income.

The Company may transfer investments to seed separate investment accounts. Investments transferred to separate accounts are transferred at the fair market value on the date the transaction occurs. Gains related to the transfer are deferred to the extent that

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

the Company maintains a proportionate interest in the separate account. The deferred gain is recognized as the Company’s ownership decreases or when the separate account sells the underlying asset during the normal course of business. Realized capital losses associated with these transfers are recognized immediately.

n.	Policyholders’ reserves

Policyholders’ reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premium on policies in force.

Reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary mortality tables with assumed interest rates.

Reserves for individual annuities are based on account value or accepted actuarial methods, generally the Commissioners’ Annuity Reserve Valuation Method, using applicable interest rates.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods, and using the 1964 Commissioner Disability Table and 1985 Commissioner Individual Disability Table A morbidity tables with assumed interest rates.

Disabled life reserves are calculated using actuarially accepted methodology and the 1964 Commissioner Disability Table, 1985 Commissioner Individual Disability Table A and 2001 Commissioner Individual Disability Table C morbidity tables.

Unpaid claims and claim expense reserves are related to disability and long-term care claims with long-tail payouts. Unpaid disability claim liabilities are projected based on the average of the last three disability payments paid prior to the valuation date. Claim expense reserves are based on an analysis of the unit expenses related to the processing and examination of new and ongoing claims. Interest accrued on reserves is calculated by applying NAIC prescribed interest rates to the average reserves by incurral year.

Tabular interest, tabular less actual reserves released, and tabular cost for all life contracts are determined in accordance with NAIC annual statement instructions. Traditional life, permanent and term products use a formula that applies a weighted-average interest rate determined from a seriatim valuation file to the mean average reserves. Universal life, variable life and group life insurance products use a formula which applies a weighted-average credited rate to the mean account value.

The Company waives deduction of deferred fractional premium at death and returns any portion of the final premium beyond the date of death. Reserves are computed using continuous functions to reflect these practices.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The same reserve methods applied to standard policies are used for the substandard reserve calculations that are based on a substandard mortality rate (a multiple of standard reserve tables).

The Company had $27,595 million and $30,930 million of insurance in force at December 31, 2005 and 2004, respectively, for which the gross premium was less than the net premium according to the standard valuation set by the Division and the Department.

Certain variable universal life and variable individual annuity products issued by the Company offer various guaranteed minimum death, accumulation and income benefits. The liabilities for guaranteed minimum death benefits (“GMDB”), guaranteed minimum accumulation benefits (“GMAB”) and guaranteed minimum income benefits (“GMIB”) are included in policyholders’ reserves and the related changes in the liabilities are included in policyholders’ benefits.

A GMDB generally provides a benefit if the contract holder dies and the contract value is less than a specified amount. This amount is based on the premium paid less amounts withdrawn or contract value on a specified anniversary date. For an annuity contract, a decline in the stock market causing the contract value to fall below this specified amount will increase the net amount at risk, which is the GMDB in excess of the contract value. For a life contract, a decrease in interest credited to the policyholder causing the contract value to fall below this specified amount will increase the net amount at risk, which is the GMDB in excess of the contract value.

A GMAB is a living benefit that provides the contract holder with a guaranteed minimum contract value at a specified time after its inception. If the account value is below that guarantee at the end of the specified period, it is increased to the guaranteed level and the contract continues from that point. Options for the guarantee period are 10 and 20 years. The 10 year variant may be reset annually after an initial two year period; resetting the benefit restarts the 10 year waiting period. In general the GMAB requires a guaranteed term selection and adherence to limitations required by an approved asset allocation strategy.

A GMIB is a living benefit that provides the contract holder with a guaranteed minimum annuitization value. The GMIB would be beneficial to the contract holder if the contract holder’s account value is lower than the GMIB value at the time of annuitization.

The Company’s annuity and variable universal life GMDB reserves are calculated in accordance with Actuarial Guideline 34 and 37, respectively. The GMAB and GMIB reserves are valued in accordance with Actuarial Guideline 39.

All policy liabilities and accruals are based on the various estimates discussed above and are presented net of reinsurance. Management believes that policy liabilities and accruals will be sufficient, in conjunction with future revenues, to meet future obligations of policies and contracts in force.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

o.	Deposit fund balances

Reserves for funding agreements, dividend accumulations, premium deposit funds and investment-type contracts such as supplementary contracts and certain structured settlement annuities are based on account value or accepted actuarial methods using applicable interest rates. Fair value is estimated by discounting expected future cash flows using current market rates.

p.	Policyholders’ dividends

Policyholders’ dividends expected to be paid in the following year are approved annually by MassMutual’s Board of Directors. The allocation of these dividends reflects the relative contribution of each group of participating policies to policyholders’ contingency reserves and considers, among other factors, investment returns, mortality and morbidity experience, expenses and income tax charges. Policyholders’ dividends payable represent the estimated amount of dividends expected to be paid to policyholders in the following year. Policyholders’ dividends incurred are recorded in the Statutory Statement of Income.

q.	Asset valuation reserve

The Company maintains an asset valuation reserve (“AVR”). The AVR is a contingency reserve to stabilize policyholders’ contingency reserves against fluctuations in the value of stocks, real estate investments, partnerships and LLCs as well as credit-related declines in the value of bonds and mortgage loans. The AVR is reported in the Statutory Statements of Financial Position, while the change in the AVR is reported in policyholders’ contingency reserves.

r.	Other liabilities

Other liabilities primarily include reverse repurchase agreements, the liabilities related to collateral held on derivatives contracts, due and accrued expenses, and amounts held for agents.

The Company has entered into reverse repurchase agreements whereby the Company sells securities and simultaneously agrees to repurchase the same or substantially the same securities. Reverse repurchase agreements are accounted for as collateralized borrowings, with the proceeds from the sale of the securities recorded as a liability and the underlying securities recorded as an investment by the Company. Earnings on these investments are recorded as investment income and the difference between the proceeds and the amount at which the securities will be subsequently reacquired is amortized as interest expense.

The Company provides collateral as dictated by the reverse repurchase agreement to the counterparty in exchange for a loan amount. If the fair value of the securities sold becomes less than the loan amount, the counterparty may require additional collateral.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

s.	Policyholders’ contingency reserves

Policyholders’ contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

t.	Participating contracts

Participating contracts issued by the Company represented approximately 65% and 68% of the Company’s policyholders’ reserves and deposit fund balances as of December 31, 2005 and 2004, respectively.

u.	Reinsurance

The Company enters into reinsurance agreements with other insurance companies in the normal course of business in order to limit its insurance risk. Premium income, benefits to policyholders, and policyholders’ reserves are stated net of reinsurance. Reinsurance premium income, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains primarily liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements.

v.	Premium and related expense recognition

Life insurance premium revenue is generally recognized annually on the anniversary date of the policy and excess premium for flexible products is recognized when received. Annuity premium is recognized as revenue when received. Disability income premium is recognized as revenue when due. Commissions and other costs related to issuance of new policies, and policy maintenance and settlement costs are charged to current operations when incurred. Surrender fee charges on certain life and annuity products are recorded as a reduction of benefits and expenses.

w.	Realized and unrealized capital gains and losses

Realized capital gains and losses, net of taxes, exclude gains and losses deferred into the IMR and gains and losses of the separate accounts. Realized capital gains and losses are recognized in net income and are determined using the specific identification method.

All after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed-income investments and interest-related hedging activities are deferred into the IMR and amortized into revenue. These interest-related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or, in the case of derivative financial instruments, over the remaining life of the underlying asset.

Unrealized capital gains and losses are recorded as a change in policyholders’ contingency reserves.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

3.	New accounting standards

a.	Adoption of new accounting standards

In December 2004, the NAIC’s Emerging Accounting Issues Working Group issued Interpretation (“INT”) 02-07, Definition of Phrase ‘Other Than Temporary,’ with an effective date of December 2005. INT 02-07 provides clarifying language for the recognition of interest related impairments. Adoption of this guidance did not have a material impact on the Company’s statutory financial condition or results of operations.

In June 2004, the NAIC issued Statement of Statutory Accounting Principles (“SSAP”) No. 91 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with an effective date of January 1, 2005. SSAP No. 91 supercedes SSAP No. 18 “Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” SSAP No. 33 “Securitization,” and SSAP No. 45 “Repurchase Agreements, Reverse Repurchase Agreements and Dollar Repurchase Agreements.” SSAP No. 91 establishes statutory accounting principles for transfers and servicing of financial assets, including asset securitizations and securitizations of policy acquisition costs, extinguishments of liabilities, repurchase agreements and reverse repurchase agreements, including dollar repurchase and dollar reverse repurchase agreements. The provisions of SSAP No. 91 did not have a material impact on the Company’s statutory financial condition or results of operations.

In June 2004, the NAIC issued SSAP No. 88 “Investments in Subsidiary, Controlled, and Affiliated Entities, A Replacement of SSAP No. 46” with an effective date of January 1, 2005. SSAP No. 88 supercedes SSAP No. 46 “Investments in Subsidiary, Controlled, and Affiliated Entities,” and amends SSAP No. 68 “Business Combinations and Goodwill” and changes the statutory accounting principles for investments in subsidiaries, controlled and affiliated investments. Adoption of SSAP No. 88 caused a reduction in policyholders’ contingency reserves arising from a lower carrying value of the Company’s subsidiary, MassMutual Holding LLC, of approximately $11 million attributable to certain adjustments made to the GAAP carrying value of certain subsidiaries. Changes resulting from the adoption of this statement were accounted for as a change in accounting principle to policyholders’ contingency reserves.

In December 2004, the NAIC’s Emerging Accounting Issues Working Group issued INT 04-17, “Impact of Medicare Modernization Act on Postretirement Benefits,” which provided guidance to adopt the final conclusions in Financial Accounting Standards Board Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“the Act”) with certain modifications. The Act introduced a prescription drug benefit under Medicare (“Medicare Part D”) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company adopted INT 04-17 during 2004 and elected retrospective application with a measurement date of January 1, 2004. This resulted in a reduction in the accumulated postretirement benefit obligation (“APBO”) for the subsidy related to benefits attributed to past service of $33 million.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Future adoption of accounting standards

In June 2005, the NAIC issued SSAP No. 90 “Accounting for the Impairment or Disposal of Real Estate Investments, and Discontinued Operations” with an effective date of January 1, 2006. SSAP No. 90 establishes statutory accounting principles for the impairment or disposal of real estate investments and the treatment of long-lived assets associated with discontinued operations including non-admitted intangible assets other than goodwill. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. A change resulting from the adoption of this statement shall be accounted for as a change in accounting principle in accordance with SSAP No. 3. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operation.

In June 2005, the NAIC issued SSAP No. 93 “Accounting for Low Income Housing Tax Credit Property Investments” with an effective date of January 1, 2006, and with early adoption permitted. SSAP No. 93 establishes statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (“LIHTC”) properties. State sponsored LIHTC that are not in compliance with SSAP No. 93 shall continue to be accounted for in accordance with the requirements of SSAP No. 48 “Joint Ventures, Partnerships and Limited Liability Companies.” Adoption of this statement in 2006 is expected to result in approximately a $20 million reduction in policyholders’ contingency reserves.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

4.	Investments

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality, or individual investment.

a.	Bonds

The carrying value and fair value of bonds were as follows:

	December 31, 2005
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Millions)
U. S. Treasury securities and obligations of U.S. government corporations and agencies	$7,119	$489	$18	$7,590
Debt securities issued by foreign governments	65	23	—	88
Asset-backed securities	2,081	49	4	2,126
Mortgage-backed securities	10,589	92	105	10,576
State and local governments	78	3	1	80
Corporate debt securities	14,607	532	113	15,026
Utilities	1,393	64	10	1,447
Affiliates	1,331	3	3	1,331

	$37,263	$1,255	$254	$38,264

At December 31, 2005, non-guaranteed obligations of agencies and authorities of governments and their political subdivisions included in the categories above were:

	Carrying Value	Fair Value
Mortgage-backed securities	$3,265	$3,259
State and local governments	43	46

	$3,308	$3,305

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

These securities are primarily investments with the Federal Home Loan Mortgage Association, the Government National Mortgage Association, and Federal National Mortgage Association.

	December 31, 2004
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$9,688	$335	$9	$10,014
Debt securities issued by foreign governments	85	26	—	111
Asset-backed securities	2,635	67	10	2,692
Mortgage-backed securities	7,444	375	176	7,643
State and local governments	90	6	1	95
Corporate debt securities	14,421	903	54	15,270
Utilities	1,376	108	3	1,481
Affiliates	2,754	16	7	2,763

	$38,493	$1,836	$260	$40,069

The table below sets forth the SVO ratings for the bond portfolio along with what the Company believes are the equivalent rating agency designations:

		December 31,
		2005		2004
NAIC Class	Equivalent Rating Agency Designation	Carrying Value	% of Total	Carrying Value	% of Total
		($In Millions)
1	Aaa/Aa/A	$24,773	66%	$25,277	65%
2	Baa	8,954	24	10,280	27
3	Ba	1,610	4	1,417	3
4	B	1,445	4	1,097	3
5	Caa and lower	266	1	200	1
6	In or near default	215	1	222	1

	Total	$37,263	100%	$38,493	100%

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following table summarizes the carrying value and fair value of bonds at December 31, 2005 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Fair Value
	(In Millions)
Due in one year or less	$702	$705
Due after one year through five years	6,824	6,999
Due after five years through 10 years	7,914	8,097
Due after 10 years	9,078	9,686

	24,518	25,487
Asset and mortgage-backed securities	12,745	12,777

	$37,263	$38,264

The proceeds from sales and gross realized capital gain and loss activity, including other-than-temporary impairments, were as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Proceeds from sales	$12,762	$3,700	$4,465
Gross realized capital gains	105	84	195
Gross realized capital losses	138	114	222

Portions of realized capital gains and losses were deferred into the IMR. Other-than-temporary impairments on bonds during the years ended December 31, 2005, 2004 and 2003 were $58 million, $62 million and $157 million, respectively, and were included in realized capital losses.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following is an analysis of the fair values and gross unrealized losses aggregated by bond category and length of time that the securities have been in a continuous unrealized loss position. At December 31, 2005 and 2004, the Company had $57 million and $31 million, respectively, of these unrealized losses recorded as a reduction to its carrying value of bonds. These unrealized losses include both NAIC 6 rated bonds and foreign currency fluctuations recorded as changes in net unrealized capital gains and changes in net unrealized foreign exchange capital gains, respectively, on the Statutory Statements of Changes in Policyholders’ Contingency Reserves.

	December 31, 2005
	Less than 12 months			12 months or longer
	Fair Value	Unrealized Losses	Number of Issuers	Fair Value	Unrealized Losses	Number of Issuers
	($ In Millions)
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$1,044	$16	161	$57	$2	36
Debt securities issued by foreign governments	2	—	1	1	—	1
Asset-backed securities	348	7	57	70	2	16
Mortgage-backed securities	4,866	68	195	1,054	37	95
State and local governments	28	—	3	4	—	1
Corporate debt securities	4,132	124	596	985	41	166
Utilities	418	7	62	98	4	20
Affiliates	41	1	2	48	2	2

	$10,879	$223	1,077	$2,317	$88	337

	December 31, 2004
	Less than 12 months			12 months or longer
	Fair Value	Unrealized Losses	Number of Issuers	Fair Value	Unrealized Losses	Number of Issuers
	($ In Millions)
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$1,317	$6	7	$60	$3	4
Debt securities issued by foreign governments	2	—	3	—	1	1
Asset-backed securities	596	9	49	122	2	19
Mortgage-backed securities	1,850	165	69	326	11	16
State and local governments	4	—	1	26	1	1
Corporate debt securities	1,805	56	269	467	27	76
Utilities	96	1	17	71	2	12
Affiliates	1,398	7	7	22	—	2

	$7,068	$244	422	$1,094	$47	131

Through the Company’s comprehensive evaluation, management concluded that the unrealized losses at December 31, 2005 were caused by interest rate increases and for mortgage-backed and corporate debt securities were partially offset by the underlying quality improvement related to strengthening economic conditions. For U.S. Treasury

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

securities and obligations of U.S. government, corporations and agencies, the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. For mortgage-backed securities which were greater than 12 months duration, of the $37 million in unrealized losses less than $1 million were below an investment grade rating. The contractual cash flows of the majority of these securities are guaranteed by Federal National Mortgage Association. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. For corporate debt securities which were greater than 12 months duration, of the $41 million in unrealized losses all except $12 million carried an investment grade rating. Based upon the Company’s impairment review process, the decline in the value of these investments is not considered to be other-than-temporary.

The Company is not exposed to any significant concentrations of credit risk from a non-governmental issuer.

b.	Common stocks

The cost and carrying value of common stocks were as follows:

	December 31,
	2005	2004
	(In Millions)
Cost	$697	$700
Gross unrealized gains	299	305
Gross unrealized losses	(35)	(36)

Carrying value	$961	$969

The gain and loss activity of common stocks, including other-than-temporary impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$160	$138	$91
Gross realized capital losses	32	21	44

Other-than-temporary impairments on common stocks were $18 million, $9 million and $26 million during the years ended December 31, 2005, 2004 and 2003, respectively, and were included in realized capital losses.

The investments in common stocks included holdings in 215 issuers in an unrealized loss position with a fair value of $139 million including unrealized losses of $33 million, of which $16 million were greater than 12 months. In 2004, investments in common stocks included holdings in 185 issuers with a fair value of $69 million including unrealized losses of $36 million, of which $15 million were greater than 12 months. Based upon the Company’s impairment review process, the decline in value of these securities is not considered to be other-than-temporary.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

At December 31, 2005 and 2004, the Company had a carrying value of $210 million and $236 million, respectively, of common stocks in which the transfer of ownership was restricted by governmental or contractual requirements.

The Company is not exposed to any significant concentrations of credit risk from a single or group issuer.

c.	Mortgage loans

Mortgage loans, comprised of commercial mortgage loans and residential mortgage loan pools, were $8,556 million and $8,805 million, net of valuation allowances of $5 million and $10 million, at December 31, 2005 and 2004, respectively. The Company’s commercial mortgage loans primarily finance various types of commercial properties throughout the United States. Residential mortgage loan pools are pools of homogeneous residential mortgage loans substantially backed by Federal Housing Administration and Veterans Administration guarantees. Taxes, assessments and amounts advanced not included in the mortgage loan total were less than $1 million at December 31, 2005 and 2004.

At December 31, 2005, scheduled mortgage loan maturities, net of valuation allowances, were as follows:

(In Millions)
2006	$571
2007	321
2008	635
2009	550
2010	775
Thereafter	3,650

Commercial mortgage loans	6,502
Residential mortgage loan pools	2,054

Total mortgage loans	$8,556

The Company invests in commercial mortgage loans collateralized by commercial real estate. The lending rates, including fixed and variable, on the portfolio of commercial mortgage loans ranged from 3.9% to 14.7% and from 2.9% to 14.7% for the years ended December 31, 2005 and 2004, respectively. The weighted average lending rate on commercial loans was 6.5% and 6.7% at December 31, 2005 and 2004, respectively. The lending rates on the mezzanine loan portfolio ranged from 7.0% to 20.0% and from 8.8% to 18.6%% for the years ended December 31, 2005 and 2004, respectively. The weighted average lending rate on mezzanine commercial loans was 11.5% and 11.7% at December 31, 2005 and 2004, respectively. During 2005, commercial mortgage loan lending rates on new issues, including fixed and variable, ranged from 4.7% to 8.0%, and mezzanine loan lending rates ranged from 7.0% to 20.0%.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The maximum percentage of any one commercial loan to the estimated value of secured collateral at the time the loan was originated, exclusive of mezzanine, insured, guaranteed or purchase money mortgages, was 92% at December 31, 2005 and 2004. The maximum percentage of any one mezzanine loan to the estimated value of secured collateral at the time the loan was originated was 98% at December 31, 2005 and 2004.

The gain and loss activity of mortgage loans, including other-than-temporary impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$65	$—	$2
Gross realized capital losses	2	4	4

There were no other-than-temporary impairments of mortgage loans for the years ended December 31, 2005 and 2003, respectively. Other-than-temporary impairments of mortgage loans were $3 million for the year ended December 31, 2004, and were included in realized capital losses.

At December 31, 2005, the Company had no restructured loans. At December 31, 2004, the Company had one restructured loan with an amortized cost of $1 million and no related valuation allowance. Restructured loans typically have been modified to defer a portion of the contracted interest payments to future periods. No interest was deferred to future periods for the years ended December 31, 2005 and 2004.

The balance in the valuation allowance at December 31, 2005 and 2004 was $5 million and $10 million, respectively. The changes in the provision are recorded through policyholders’ contingency reserves.

A portion of the Company’s mortgage loans was impaired and consisted of the following:

	December 31,
	2005	2004
	(In Millions)
Impaired mortgage loans with valuation allowance	$13	$58
Less valuation allowances on impaired loans	(5)	(10)

Net carrying value of impaired mortgage loans	$8	$48

The average recorded investment in impaired mortgage loans was $13 million and $93 million for the years ended December 31, 2005 and 2004, respectively. Interest income on impaired loans was less than $1 million, $5 million, and $8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Mortgage loans with a carrying value of $13 million had interest of $1 million that was 180 days past due at December 31, 2005. There were no mortgage loans with interest that was 180 days past due at December 31, 2004.

The geographic distribution of mortgage loans was as follows:

	December 31,
	2005	2004
	(In Millions)
California	$1,419	$1,203
Texas	471	529
Massachusetts	397	389
Florida	321	271
New York	313	391
Washington	267	140
All other states and countries	3,314	3,336

Commercial mortgage loans	6,502	6,259
Residential mortgage loan pools	2,054	2,546

Total mortgage loans	$8,556	$8,805

Geographic concentration is considered prior to the purchase of residential mortgage loan pools and there are no material concentration risks relative to policyholders’ contingency reserves with these pools.

d.	Real estate

The carrying value of real estate was as follows:

	December 31,
	2005	2004
	(In Millions)
Held for the production of income	$1,870	$2,119
Accumulated depreciation	(602)	(623)
Encumbrances	(180)	(206)

Held for the production of income, net	1,088	1,290

Held for sale	158	123
Accumulated depreciation	(88)	(30)

Held for sale, net	70	93

Occupied by the Company	201	213
Accumulated depreciation	(61)	(111)

Occupied by the Company, net	140	102

Total real estate	$1,298	$1,485

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The carrying value of non-income producing real estate, consisting primarily of land, was $13 million and $16 million at December 31, 2005 and 2004, respectively. One non-income producing real estate property with a carrying value of less than $1 million was under development as of December 31, 2005. None of the properties which were non-income producing real estate were under construction or major renovation at December 31, 2004.

Depreciation expense on real estate was $93 million, $103 million and $107 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In 2005 the Company sold real estate with a fair value of $225 million into a real estate separate account offered to contract holders and recognized a gain of $117 million related to this sale. In 2004, the Company transferred real estate with a fair value of $533 million into a real estate separate account offered to contract holders. As of December 31, 2005 and 2004 the Company had a deferred gain of $152 million and $159 million, respectively, related to this transfer.

The gain and loss activity of real estate investments, including impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$158	$146	$13
Gross realized capital losses	16	23	4

Impairments on real estate were $9 million and $2 million for the years ended December 31, 2005 and 2004, respectively, and were included in realized capital losses.

The Company is not exposed to any significant concentrations of credit risk in its real estate portfolio.

e.	Other investments

Other investments include investments in partnerships and LLCs, derivative financial instruments, common stocks of unconsolidated subsidiaries and affiliates, preferred stocks and other miscellaneous investments.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The carrying values of other investments were as follows:

	December 31,
	2005	2004
	(In Millions)
Partnerships and LLCs	$2,635	$1,829
Derivative financial instruments	1,274	1,478
MassMutual Holding, LLC	1,713	809
Common stocks of other unconsolidated subsidiaries and affiliates	1,279	1,112
Preferred stocks	132	161
Other	1	3

Total	$7,034	$5,392

The gain and loss activity of partnerships and LLCs, including other-than-temporary impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$44	$28	$24
Gross realized capital losses	34	65	33

Other-than-temporary impairments relating to investments in partnerships and LLCs for the years ended December 31, 2005, 2004 and 2003 were $27 million, $49 million and $32 million, respectively, and were included in realized capital losses.

The Company is not exposed to any significant concentrations of credit risk in other investments.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

f.	Net investment income

Net investment income was derived from the following sources:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Bonds	$2,286	$2,089	$1,966
Common stocks	51	30	20
Mortgage loans	585	578	530
Policy loans	524	507	505
Real estate	252	280	290
Derivative financial instruments	269	373	451
Cash, cash equivalents and short-term investments	130	111	132
Other investments	378	266	303

Subtotal investment income	4,475	4,234	4,197
Amortization of IMR	(24)	34	117
Net gain from separate accounts	26	11	—
Less investment expenses	(455)	(441)	(444)

Net investment income	$4,022	$3,838	$3,870

g.	Net realized capital gains and losses

Net realized capital gains and losses were comprised of the following:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Bonds	$(33)	$(30)	$(27)
Common stocks	128	117	47
Mortgage loans	63	(4)	(2)
Real estate	142	123	9
Derivative financial instruments	(219)	(28)	(214)
Other investments	23	(39)	(56)
Federal and state taxes	1	(21)	—

Net realized capital gains (losses) before deferral to IMR	105	118	(243)

Net losses deferred to IMR	168	28	82
Less taxes	(59)	(9)	(29)

Net after tax losses deferred to IMR	109	19	53

Net realized capital gains (losses)	$214	$137	$(190)

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The net realized gains and losses on derivatives financial instruments by type are as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Interest rate swaps	$(120)	$(75)	$(318)
Currency swaps	(10)	2	—
Options	(50)	(58)	(23)
Forward commitments	(20)	116	222
Financial futures	(19)	(13)	(95)

Total	$(219)	$(28)	$(214)

h.	Securities lending

As of December 31, 2005 and 2004, securities with a fair value of $745 million and $2,026 million respectively, were on loan. Collateral, in the form of securities, of $768 million and $2,129 million was held on the Company’s behalf, by a trustee, as of December 31, 2005 and 2004 respectively.

i.	Repurchase and reverse repurchase agreements

At December 31, 2005 and 2004, the Company had repurchase agreements outstanding with a total carrying value of $37 million and $28 million, respectively. At December 31, 2005, the maturities of these agreements ranged from January 6, 2006 through January 13, 2006 while the interest rate was 4.4%. The outstanding amount at December 31, 2005 and 2004 was collateralized by bonds with a fair value of $37 million and $28 million, respectively.

At December 31, 2005 and 2004, the Company had reverse repurchase agreements outstanding with total carrying values of $244 million and $52 million, respectively. At December 31, 2005, the maturities of these agreements ranged from January 6, 2006 through March 9, 2006, while the interest rates ranged from 4.3% to 4.6%. The outstanding amounts at December 31, 2005 and 2004 were collateralized by bonds with a fair value of $245 million and $51 million respectively.

5.	Derivative financial instruments

The Company uses derivative financial instruments in the normal course of business to manage investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and short-term investments to economically create temporary investment positions, which are highly liquid and of high quality. These combined investments perform like bonds and are held to improve the quality and performance of invested assets until other suitable investments become available. To a much lesser extent, some of these combinations are considered replication (synthetic asset) transactions as permitted under statutory accounting principles. The Company’s derivative strategy employs a variety of derivative financial instruments, including interest rate swaps, currency swaps, asset, equity and credit default

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

swaps, options, interest rate caps and floors, forward commitments, and financial futures. Investment risk is assessed on a portfolio basis and individual derivative financial instruments are not designated in hedging relationships; therefore, the criteria for hedge accounting are not met.

Under interest rate swaps, the Company agrees, at specified intervals, to an exchange of variable rate and fixed rate interest payments calculated by reference to an agreed upon notional principal amount.

Under currency swaps, the Company agrees to an exchange of principal denominated in two different currencies at current rates, under an agreement to repay the principal at a specified future date and rate. The Company utilizes currency swaps for the purpose of managing currency exchange risks primarily related to funding agreements.

Credit default swaps allow for transferring the credit exposure of fixed income products between parties. The buyer of the credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the underlying security. This transfers the risk of default from the buyer of the swap to the seller. The Company may use credit default swaps to reduce exposure to a particular issuer, or add exposure to an issuer.

Asset swaps allow for a fixed investment such as a bond with guaranteed coupon payments to be swapped for a floating investment such as an index.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to 15 years.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount.

The Company utilizes certain other agreements including forward commitments and financial futures to reduce exposures to various risks. Forward commitments and financial futures are used by the Company to manage market risks relating to interest rates. The Company also uses “to be announced” (“TBAs”) forward contracts to participate in the investment return on mortgage-backed securities. TBAs provide a more liquid and cost effective method than purchasing or selling individual mortgage-backed pools. Typically, the price is agreed upon at the time of the contract and payment is made at a specified future date. The Company usually does not purchase TBAs with settlement by the first possible delivery date and thus accounts for these TBAs as derivatives. TBAs which settle on the first possible delivery date are accounted for as bonds. The Company’s futures contracts are exchange traded and have credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions.

The Company’s principal derivative market risk exposures are interest rate risk, which includes the impact of inflation, and credit risk. Interest rate risk pertains to the change in

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

fair value of the derivative instruments as market interest rates move. The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. In order to minimize credit risk, the Company and its derivative counterparties require collateral to be posted in the amount owed under each transaction, subject to threshold and minimum transfer amounts that are functions of the rating on the counterparty’s long term, unsecured, unsubordinated debt. Additionally, in many instances, the Company enters into agreements with counterparties which allow for contracts in a positive position, where the Company is due amounts, to be offset by contracts in a negative position. This right of offset, combined with collateral obtained from counterparties, reduces the Company’s exposure. As of December 31, 2005 and 2004, the Company held collateral of $1,100 million and $1,358 million, respectively. Market value exposure at risk, in a net gain position, net of offsets and collateral, was $154 million and $152 million at December 31, 2005 and 2004, respectively. Negative values in the carrying value of a particular derivative category can result due to a counterparty’s right to offset positions in multiple derivative financial instruments. The Company regularly monitors counterparty credit ratings and exposures, derivatives positions and valuations, and the value of collateral posted to ensure counterparties are credit-worthy and the concentration of exposure is minimized. The Company monitors this exposure as part of its management of the Company’s overall credit exposures.

The following tables summarize the carrying values, and notional amounts of the Company’s derivative financial instruments:

	December 31, 2005
	Assets		Liabilities
	Carrying Value	Notional Amount	Carrying Value	Notional Amount
	(In Millions)
Interest rate swaps	$756	$30,046	$8	$1,397
Currency swaps	281	1,263	74	324
Asset, equity and credit default swaps	(1)	529	—	—
Options	228	9,146	—	—
Interest rate caps and floors	—	1,059	—	—
Forward commitments	10	1,545	3	50
Financial futures - short positions	—	530	—	—

Total	$1,274	$44,118	$85	$1,771

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	December 31, 2004
	Assets		Liabilities
	Carrying Value	Notional Amount	Carrying Value	Notional Amount
	(In Millions)
Interest rate swaps	$966	$22,006	$2	$247
Currency swaps	378	1,040	68	264
Asset, equity and credit default swaps	1	291	—	—
Options	133	6,899	—	—
Interest rate caps and floors	5	1,000	—	—
Forward commitments	(5)	599	6	341
Financial futures - short positions	—	64	—	—
Financial futures - long positions	—	856	—	—

Total	$1,478	$32,755	$76	$852

Notional amounts do not represent amounts exchanged by the parties and thus are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices, or financial and other indices.

The following table represents the Company’s net notional interest rate swap positions:

	December 31,
	2005	2004
	(In Millions)
Open interest rate swaps in a fixed receive position	$15,256	$14,341
Open interest rate swaps in a fixed pay position	9,500	7,472
Other interest related swaps	6,687	440

Total interest rate swaps	$31,443	$22,253

6.	Fair value of financial instruments

The fair value disclosures below may not necessarily be indicative of amounts that could be realized in immediate settlement of the financial instrument. The use of different assumptions or valuation methodologies may have a material impact on the estimated fair value amounts.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following table summarizes the Company’s financial instruments:

	December 31,
	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)
Financial assets:
Bonds	$37,263	$38,264	$38,493	$40,069
Common stocks	961	961	969	969
Preferred stocks	132	144	161	170
Mortgage loans	8,556	8,740	8,805	9,152
Policy loans	7,284	7,284	6,912	6,912
Derivative financial instruments	1,274	1,274	1,478	1,478
Cash, cash equivalents and short-term investments	3,884	3,884	2,296	2,296

Financial liabilities:
Derivative financial instruments	85	85	76	76
Funding agreements	2,971	2,992	3,651	3,741
Investment-type insurance contracts	11,072	10,989	11,150	11,193

As of December 31, 2005, external vendors and broker quotations were the pricing sources for 71% of bond securities and internal models were the pricing sources for 29% of bond securities.

7.	Fixed assets

The Company has fixed assets, comprised primarily of internally developed and purchased software, operating software, EDP equipment, office equipment and furniture. Fixed assets amounted to $141 million and $143 million, net of accumulated depreciation of $317 million and $274 million, at December 31, 2005 and 2004, respectively. Depreciation expense on fixed assets for the years ended December 31, 2005, 2004 and 2003 was $55 million, $59 million and $63 million, respectively.

8.	Surplus notes

The following table summarizes the surplus notes issued and outstanding as of December 31, 2005:

Issue Year	Amount	Interest Rate	Maturity Date
	(In Millions)
1993	$250	7.625%	2023
1994	100	7.500%	2024
2003	250	5.625%	2033

Total	$600

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. These surplus notes are held by bank custodians for unaffiliated investors. Issuance was approved by the Division. Surplus notes are included in policyholders’ contingency reserves.

All payments of interest and principal are subject to the prior approval of the Division. Anticipated sinking fund payments are due for the notes issued in 1993 and 1994 as follows: $62 million in 2021, $88 million in 2022, $150 million in 2023, and $50 million in 2024. There are no sinking fund requirements for the notes issued in 2003.

Interest on the notes issued in 1994 is payable on March 1 and September 1 of each year to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 2003 and 1993 is payable on May 15 and November 15 of each year to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Division. Interest of $41 million, $41 million and $34 million was approved and paid in 2005, 2004 and 2003, respectively.

9.	Related party transactions

The Company has management and service contracts and cost-sharing arrangements with various subsidiaries and affiliates whereby the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees earned under the terms of these contracts and arrangements related to unconsolidated subsidiaries and affiliates were $167 million, $151 million and $155 million for 2005, 2004 and 2003, respectively. The majority of these fees were from C.M. Life Insurance Company (“C.M. Life”), which accounted for $100 million in 2005, $113 million in 2004 and $121 million in 2003.

The Company has agreements with its affiliates, including Babson Capital Management LLC (“Babson Capital”) and OppenheimerFunds Inc., whereby the Company receives revenue from these affiliates for certain recordkeeping and other services that the Company provides to customers who select, as investment options, mutual funds managed by these affiliates. The agreement with Babson Capital was discontinued during 2004. For the years ended December 31, 2005, 2004 and 2003 revenue of $16 million, $15 million and $13 million, respectively, was recorded by the Company under these agreements.

Various unconsolidated subsidiaries and affiliates, including Babson Capital, provide investment advisory services to the Company. Fees incurred for such services were $160 million, $147 million and $132 million for 2005, 2004 and 2003, respectively. In addition, an unconsolidated subsidiary provides administrative services for employee benefit plans to the Company. Total fees for such services were $11 million, $9 million and $8 million for 2005, 2004 and 2003, respectively.

In 2003 and 2005, the Company entered into modified coinsurance agreements with its unconsolidated Japanese affiliate, MassMutual Life Insurance Company, on certain life insurance products. Total premium assumed under these agreements was $67 million, $40

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

million and $41 million for the years ended December 31, 2005, 2004 and 2003, respectively. Commissions included $36 million, $6 million and $40 million of expense allowances on reinsurance ceded in 2005, 2004 and 2003, respectively. Total policyholders’ benefits assumed were $20 million, $14 million and $12 million in 2005, 2004 and 2003, respectively. Modified coinsurance adjustments of $32 million, $16 million and $17 million were paid by the Company in 2005, 2004 and 2003, respectively.

The Company has reinsurance agreements with its subsidiaries, C.M. Life and MML Bay State Life Insurance Company (“Bay State”), including stop-loss, coinsurance, modified coinsurance and yearly renewable term agreements on life insurance products. Total premium assumed on these agreements were $114 million, $168 million and $239 million in 2005, 2004 and 2003, respectively. Commissions included $26 million, $86 million and $104 million of expense allowances in 2005, 2004 and 2003, respectively. Total policyholders’ benefits incurred on these agreements were $75 million, $92 million and $62 million in 2005, 2004 and 2003, respectively. Modified coinsurance adjustments of $47 million, $40 million and $37 million were recorded from Bay State and C.M. Life in 2005, 2004 and 2003, respectively. Experience refunds of $7 million, $16 million and $16 million were paid to Bay State and C.M. Life in 2005, 2004 and 2003, respectively. In 2004, the Company discontinued its coinsurance agreements for new business related to two universal life products with C.M. Life.

The Company participates in variable annuity exchange programs with its subsidiary, C.M. Life, whereby certain Company variable annuity contract holders can make a non-taxable exchange of their contract for an enhanced C.M. Life variable annuity contract. Surrender benefits, related to these exchange programs, were $88 million, $118 million and $117 million in 2005, 2004 and 2003, respectively. The Company has an agreement with C.M. Life to compensate the Company for the lost revenue associated with the exchange of these contracts. As a result of these exchanges, the Company had commissions receivable of less than $1 million as of December 31, 2005 and 2004, respectively, and received commissions of $1 million, $5 million and $9 million from C.M. Life for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company had outstanding amounts due to Babson Capital of $25 million at 4.0% and $23 million at 4.5%, and to Cornerstone Real Estate Advisers LLC of $5 million at 4.0 % and $4 million at 4.5% at December 31, 2005 and 2004, respectively. The amounts are due in 2008 and 2007, respectively, but early repayment may be made at the option of the Company. Both are payable semi-annually in arrears. Interest accrued and paid was $1 million for the years ended December 31, 2005 and 2004.

10.	Reinsurance

The Company cedes insurance to unaffiliated insurers in order to limit its insurance risk. The Company’s initial retention limit per individual life insured is generally $15 million; the portion of the risk exceeding the retention limit is reinsured with other insurers. In addition to reinsurance on a portion of its life business, the Company also reinsures all of its long-term care business and a small portion of its disability business. The amounts reinsured are on a yearly renewable term or coinsurance basis. Such transfers do not relieve the Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

losses. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk. The Company records a receivable for reinsured benefits paid and reduces policyholders’ reserves for the portion of insurance liabilities that are reinsured. The cost of reinsurance is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for underlying policies.

The Company and its officers and directors do not own any portion of a non-affiliated reinsurer nor were any policies issued by the Company reinsured with a company chartered in a country other than the United States which is owned in excess of 10% or controlled directly or indirectly by an insured, a beneficiary, a creditor or any other person not primarily engaged in the insurance business. There are no reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premium collected under the reinsured policies.

If all reinsurance agreements were terminated by either party as of the date of this statement, the resulting reduction in surplus due to loss of reinsurance reserve credits net of unearned premium would be approximately $912 million assuming no return of other assets from the reinsurer to the Company upon termination of these agreements.

Premium ceded to unaffiliated insurers were $436 million, $378 million and $328 million and reinsurance recoveries were $215 million, $166 million and $187 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts recoverable from reinsurers were $78 million and $50 million as of December 31, 2005 and 2004, respectively. At December 31, 2005, one reinsurer accounted for 33% of the outstanding reinsurance recoverable and the next largest reinsurer had 18% of the balance.

Reserves ceded to unaffiliated insurers were $1,068 million and $928 million as of December 31, 2005 and 2004, respectively. Of these reserves, the amounts associated with life policies for mortality and other related risks totaled $801 million and $708 million as of December 31, 2005 and 2004, respectively. The remaining balance relates to long-term care and disability policies.

11.	Investments in unconsolidated subsidiaries

The Company has two primary domestic life insurance subsidiaries, C.M. Life, a subsidiary which primarily writes fixed and variable annuities and universal life insurance business, and Bay State, a subsidiary of C.M. Life which primarily writes variable life and bank-owned life insurance business.

The Company’s wholly-owned subsidiary, MMHLLC, is the parent of other subsidiaries which include retail and institutional asset management, registered broker-dealer, and international life and annuity operations.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company does not rely on dividends from its subsidiaries to meet its operating cash flow requirements. Dividend payments from insurance subsidiaries are subject to certain restrictions imposed by statutory authorities.

For domestic life insurance subsidiaries, substantially all of the statutory shareholder’s equity of approximately $448 million at December 31, 2005 is subject to dividend restrictions. Dividend restrictions, imposed by various state regulations, limit the payment of dividends to the Company without the prior approval from the Department. The Company’s domestic insurance subsidiary, C.M. Life, is required to obtain prior approval for dividend payments in 2006.

For international insurance subsidiaries, the most significant insurance regulatory jurisdictions include Japan, Taiwan, Hong Kong and Bermuda. Historically, the Company reinvested a substantial portion of its unrestricted earnings in these operations.

In 2005, 2004 and 2003, the Company contributed additional paid-in capital of $517 million, $30 million and $256 million, respectively, to its subsidiaries including MMHLLC. During the first quarter of 2005, MMHLLC purchased Baring Asset Management. During 2005, the Company contributed capital to MMHLLC to establish a new monoline financial guaranty insurance company. During the fourth quarter of 2005, MMHLLC completed the sale of Antares Capital Corporation (“Antares”) and as a result MMHLLC, with a portion of the proceeds of the sale, paid down debt owed to the Company.

In 2005, 2004 and 2003, the Company received $100 million, $100 million and $150 million, respectively, in distributions from MMHLLC. The carrying value of MMHLLC was $1,713 million and $809 million at December 31, 2005 and 2004, respectively. The Company held debt issued by MMHLLC and its subsidiaries that amounted to $1,038 million and $2,493 million at December 31, 2005 and 2004, respectively. The Company recorded interest income on MMHLLC debt of $72 million, $88 million and $132 million in 2005, 2004 and 2003, respectively. Operating results, less dividends declared, for MMHLLC are reflected as net unrealized capital gains in the Statutory Statements of Changes in Policyholders’ Contingency Reserves.

Summarized below is statutory financial information for the unconsolidated domestic life insurance subsidiaries:

	As of and for the Years Ended December 31,
	2005	2004	2003
	(In Millions)
Total revenue	$1,367	$2,295	$1,946
Net income	137	72	105
Assets	13,544	13,299	11,690
Liabilities	12,892	12,680	11,081

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Summarized below is GAAP financial information for the other unconsolidated subsidiaries:

	As of and for the Years Ended December 31,
	2005	2004	2003
	(In Millions)
Total revenue	$5,029	$4,214	$3,230
Net income	693	342	274
Assets	27,577	19,608	14,824
Liabilities	24,875	18,042	13,557

12.	Policyholders’ liabilities

a.	Policyholders’ reserves

The following table summarizes policyholders’ reserves, net of reinsurance, and the range of interest rates by type of product ($ in millions):

	December 31,
	2005		2004
	Amount	Interest Rates	Amount	Interest Rates
Individual life	$27,893	2.5% - 6.0%	$26,936	2.5% - 6.0%
Group annuities	9,020	2.3% - 11.3%	9,006	2.3% - 11.3%
Group life	8,696	2.5% - 4.5%	7,973	2.5% - 4.5%
Individual annuities	2,808	2.3% - 11.3%	2,617	2.3% - 11.3%
Disabled life claim reserves	1,660	3.5% - 6.0%	1,591	3.0% - 6.0%
Individual universal and variable life	1,448	3.5% - 6.0%	1,136	3.5% - 6.0%
Guaranteed investment contracts	669	2.5% - 13.0%	819	2.5% - 13.0%
Disability active life reserves	549	3.5% - 6.0%	513	3.0% - 6.0%
Other	153	2.5% - 4.5%	153	2.5% - 4.5%

Total	$52,896		$50,744

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Guaranteed investment contracts (“GICs”) are pension plan investment contracts that pay a specified non-participating interest rate on contributions and pay book value at a specified maturity date. Contributions and withdrawals are largely fixed at the time of sale. As of December 31, 2005, approximately $144 million can be surrendered with a market-value adjustment. At December 31, 2005, the Company’s GICs maturity schedule was as follows:

(In Millions)
2006	$122
2007	139
2008	115
2009	279
2010	8
Thereafter	6

Total	$669

b.	Deposit fund balances

The following table summarizes deposit fund balances and the range of interest rates by type of product ($ in millions):

	December 31,
	2005		2004
	Amount	Interest Rates	Amount	Interest Rates
Funding agreements	$2,971	2.6% - 10.2%	$3,651	1.2% - 10.2%
Supplementary contracts	624	2.5% - 8.0%	631	2.5% - 8.0%
Dividend accumulations	604	4.3% - 4.6%	614	4.6% - 5.1%
Other	140	4.0% - 8.0%	151	4.0% - 5.0%

Total	$4,339		$5,047

The Company created trusts which established a $2 billion European Medium-Term Note Program and a $5 billion Global Medium-Term Note Program. The purpose of both programs is to issue medium-term notes to domestic and international investors. Proceeds from the sale of the medium-term notes by these unconsolidated affiliated trusts are used to purchase funding agreements from the Company. The payment terms of any particular series of notes are matched by the payment terms of the funding agreement securing the series.

Structurally the same as GICs, funding agreements are investment contracts sold to the domestic and international non-qualified market. In general, the terms of the funding agreements do not give the holder the right to terminate the contract prior to the contractually stated maturity dates. No funding agreements have been issued with put provisions or ratings-sensitive triggers. Currency swaps are employed to economically eliminate foreign exchange risk from all funding agreements issued to back non-U.S. dollar denominated notes.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

As of December 31, 2005, the Company has cumulatively issued $3,754 million of funding agreements under these programs.

At December 31, 2005, the Company’s maturity schedule for funding agreements was as follows:

(In Millions)
2006	$767
2007	520
2008	307
2009	450
2010	206
Thereafter	721

Total	$2,971

c.	Unpaid claims and claim expense reserves

The Company establishes unpaid claims and claim expense reserves to provide for the estimated cost of paying claims under individual disability and long term care policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. This estimation process is based significantly on the assumption that past experience is an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. Accordingly, actual claim reserves may vary from present estimates. The amounts recorded for unpaid claim and claim expense reserves represent the Company’s best estimate based upon currently known facts and actuarial guidelines.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following table summarizes the disabled life unpaid claims and claim expense reserves:

	December 31,
	2005	2004
	(In Millions)
Claim reserves, beginning of year	$1,722	$1,642
Less reinsurance recoverables	(98)	(79)

Net claim reserves, beginning of year	1,624	1,563

Claims paid related to:
Current year	(15)	(7)
Prior years	(242)	(240)

Total claims paid	(257)	(247)

Incurred related to:
Current year’s incurred	197	173
Current year’s interest	5	4
Prior years’ incurred	59	58
Prior years’ interest	76	73

Total incurred	337	308

Net claim reserves, end of year	1,704	1,624
Plus reinsurance recoverables	88	98

Claim reserves, end of year	$1,792	$1,722

The changes in reserves for incurred claims related to prior years are primarily the result of ongoing analysis of recent loss development trends and include $8 million and $19 million of prior period corrections recorded to policyholders’ contingency reserves.

The following table reconciles the disabled life claim reserves to net claim reserves at the end of the year presented in the previous table. Disabled life claim reserves are recorded in policyholders’ reserves. Accrued claim liabilities are recorded in other liabilities.

	December 31,
	2005	2004
	(In Millions)
Disabled life claim reserves	$1,660	$1,591
Accrued claim liabilities	44	33

Net claim reserves, end of year	$1,704	$1,624

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

d.	Secondary guarantees

The following table shows the liabilities for guaranteed minimum death, accumulation and income benefits on annuity and variable universal life contracts:

	Annuity			Life	Total
	GMDB	GMAB	GMIB	GMDB
	(In Millions)
December 31, 2005	$3	$4	$7	$20	$34
December 31, 2004	3	2	3	2	10

The following table summarizes the account values, net amount at risk and weighted average attained age for annuity contracts with guaranteed minimum death, accumulation and income benefits classified as policyholders’ reserves and separate accounts. Net amount at risk is defined as the seriatim total of the minimum guarantee less the account value, but not less than zero.

	December 31, 2005			December 31, 2004
	Account Value	Net Amount at Risk	Weighted Average Attained Age	Account Value	Net Amount at Risk	Weighted Average Attained Age
	($ In Millions)
GMDB	$6,049	$65	59	$5,535	$91	58
GMAB	507	—	N/A	335	—	N/A
GMIB	1,017	1	59	636	—	53

Account balances of annuity contracts with GMDB guarantees invested in separate accounts were $5,131 million and $4,532 million at December 31, 2005 and 2004, respectively. In addition to the amount invested in separate account investment options, $918 million and $1,003 million of account balances of annuity contracts with GMDB guarantees were invested in general account investment options at December 31, 2005 and 2004, respectively.

The Company sells universal life and variable universal life type contracts with and without certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. As of December 31, 2005 and 2004, the net liability for contracts with secondary guarantees on universal life and variable universal life type contracts including GMDB reserves was $397 million and $279 million, respectively.

The determination of the GMDB claim reserves is based on Actuarial Guideline 34 and 37. Reserves for GMAB and GMIB are based on Actuarial Guideline 39.

GMDB benefits will be paid on death, which we generally expect between ages 60 and 90. GMAB benefits will be paid either 10 or 20 years from their election dependent on the terms of the benefit. GMIB benefits are generally expected to be initiated between ages 60 and 80; the Company does not expect significant elections after age 80 as the benefit accumulation ceases at that time.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

13.	Employee benefit plans

The Company provides multiple benefit plans including retirement plans and life and health benefits to employees, certain employees of unconsolidated subsidiaries, agents and retirees.

a.	Pension and savings plans

The Company has funded and unfunded non-contributory defined benefit pension plans. The plans cover substantially all employees and agents. For some participants, benefits are calculated as the greater of a formula based on either final average earnings and length of service or a cash balance formula which calculates benefits based on amounts allocated to participants that take into consideration age, service and salary during their careers.

The Company’s policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company contributed $70 million, $40 million and $48 million to its qualified defined benefit plan for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company sponsors funded and unfunded defined contribution plans for substantially all of its employees and agents. The Company contributes to the funded plan by matching participant contributions up to three percent of pay, within certain limits, based on years of service and the financial results of the Company each year. Company contributions, and any related earnings, are vested based on years of service using a graduated vesting schedule with full vesting after three years of service.

The matching contributions by the Company were $20 million, $21 million and $18 million for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in operating expenses.

The Company also maintains a money purchase pension plan for agents, which was frozen in 2001.

b.	Other postretirement benefits

The Company provides certain life insurance and health care benefits (“other postretirement benefits”) for its retired employees and agents, and their beneficiaries and dependents. The health care plan is contributory; a portion of the basic life insurance plan is non-contributory. Substantially all of the Company’s employees and agents may become eligible to receive other postretirement benefits. These benefits are funded as considered necessary by the Company’s management. The postretirement health care plans include a limit on the Company’s share of costs for recent and future retirees.

The initial transition obligation of $138 million is being amortized over 20 years through 2012. At December 31, 2005 and 2004, the net unfunded accumulated benefit obligation was $278 million and $247 million, respectively, for employees and agents eligible to retire or currently retired.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following tables set forth for the pension and postretirement/employee plans: (a) a reconciliation of beginning and ending balances of the benefit obligation or liability of the Company; (b) a reconciliation of beginning and ending balances of the fair value of the plan assets or what the plans have in assets to cover the Company’s obligation; and (c) the funded status of these plans or what the Company currently owes on these plans to meet its obligations. Prepaid and accrued benefit costs are included in other assets and other liabilities, respectively in the Company’s Statutory Statements of Financial Position. The status of these plans as of September 30, adjusted for fourth-quarter activity, is summarized below:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(In Millions)
Change in projected benefit obligation:
Benefit obligation, beginning of year	$1,197	$1,126	$258	$282
Service cost	39	34	5	5
Interest cost	70	66	15	15
Medicare prescription direct subsidy	—	—	—	(33)
Actuarial loss	54	32	23	9
Benefits paid	(64)	(61)	(24)	(27)
Contribution by plan participants	—	—	8	7
Plan amendments	—	—	3	—
Change in actuarial assumptions	87	—	—	—

Projected benefit obligation, end of year	$1,383	$1,197	$288	$258

Change in plan assets:
Fair value of plan assets, beginning of year	$1,071	$964	$11	$16
Actual return on plan assets	137	115	—	—
Employer contribution	84	53	15	15
Benefits paid	(64)	(61)	(24)	(27)
Contributions by plan participants	—	—	8	7

Fair value of plan assets, end of year	$1,228	$1,071	$10	$11

Funded status:	$(155)	$(126)	$(278)	$(247)
Unrecognized net actuarial loss	506	451	59	36
Unrecognized prior service cost	—	—	3	—
Remaining net obligation at initial date of application	7	7	37	42
Effect of fourth quarter activity	3	3	3	4

Subtotal net amount recognized	361	335	(176)	(165)
Less assets non-admitted	510	480	—	—

Net amount recognized	$(149)	$(145)	$(176)	$(165)

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(In Millions)
Amounts recognized in the Statutory
Statements of Financial Position:
Prepaid benefit cost	$503	$473	$—	$—
Intangible assets	7	7	—	—
Less assets non-admitted	510	480	—	—

Net prepaid pension plan asset	—	—	—	—
Accrued benefit cost	(196)	(189)	(176)	(165)
Policyholders’ contingency reserves	47	44	—	—

Net amount recognized	$(149)	$(145)	$(176)	$(165)

Projected benefit obligation for:
Vested employees	$1,383	$1,197	$288	$258
Non-vested employees	32	31	40	39

Accumulated benefit obligation for defined benefit plans	$1,301	$1,130

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets are as follows:

	December 31,
	2005	2004
	(In Millions)
Projected benefit obligation	$211	$197
Accumulated benefit obligation	196	189
Fair value of plan assets	—	—

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Net periodic (benefit) cost is included in operating expenses on the Statutory Statements of Income for the years ended December 31, 2005 and 2004, which contain the following components:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(In Millions)
Components of net periodic (benefit) cost:
Service cost	$39	$34	$5	$5
Interest cost	70	66	15	15
Expected return on plan assets	(80)	(76)	—	—
Amortization of unrecognized transition obligation	1	1	5	5
Amount of recognized losses	28	27	1	1

Total net periodic cost	$58	$52	$26	$26

Increase in minimum liability included in policyholders’ contingency reserves	$3	$9	$—	$—

The weighted-average assumptions and assumed health care cost trend rates at December 31, 2005 and 2004 used by the Company to calculate the benefit obligations as of those dates and to determine the benefit costs are as follows:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
Weighted-average assumptions used to determine:
Benefit obligations:
Discount rate	5.50%	6.00%	5.50%	6.00%
Increase in future compensation levels	4.00%	4.00%	4.00%	4.00%

Net periodic benefit cost:
Discount rate	6.00%	6.00%	6.00%	6.00%
Long term rate of return on assets	8.00%	8.00%	3.00%	3.00%
Increase in future compensation levels	4.00%	4.00%	4.00%	4.00%

Assumed health care cost trend rates:
Health care cost trend rate	—	—	8.00%	9.00%
Ultimate health care cost trend rate after gradual decrease until 2010 and 2008, respectively	—	—	5.00%	5.00%

The long-term rate of return for the qualified pension plan is established via a building block approach with proper consideration for diversification and rebalancing. Historical markets are studied and long-term historical relationships between equities and fixed-income

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined.

The change in the discount rate from 6.00% in 2004 to 5.50% in 2005 is in direct correlation to the change in the Moody’s Aa Corporate Bond rate as of the measurement date of September 30, 2005, which has resulted in an increase in the benefit obligation.

The health care cost trend rate assumption was decreased in 2005 due to favorable claims experience. Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rate would have the following effects in 2005:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(In Millions)
Effect on total service and interest cost	$1	$(1)
Effect on other postretirement benefit obligation	18	(16)

The Company’s pension plan weighted-average asset allocations by asset category are as follows:

	Plan Assets at December 31,
Asset Category	Actual 2005	2005 Target Ranges	Actual 2004
Domestic equity	55%	45.0% - 55.0%	54%
International equity	12	7.5% - 12.5%	11
Domestic fixed-income	24	25.0% - 35.0%	27
Alternative investments	9	7.5% - 12.5%	8

Total	100%		100%

As of December 31, 2005 and 2004, pension plan assets of $1,238 million and $1,150 million, respectively, were invested in group annuity contracts which invest in the Company’s general and separate accounts.

The Company employs a total return investment approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Alternative assets such as real estate, private equity and hedge funds are used to improve portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company’s other postretirement benefit plans’ weighted-average asset allocations by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2005	2004
Domestic fixed income	45%	50%
Cash and cash equivalents	55	50

Total	100%	100%

The Company invests in highly liquid money market investments and other fixed-income investments to the extent necessary to satisfy reasonably anticipated routine current benefit liability amounts, with additional amounts sufficient to satisfy reasonably anticipated spikes in such liability amounts.

The Company expects to spend $35 million to meet its expected obligations under its nonqualified pension plans and other postretirement benefit plans in 2006.

The expected future pension and other postretirement benefit payments and Medicare prescription drug direct government subsidy receipts, which reflect expected future service, are as follows:

	Pension Benefits	Other Postretirement Benefits	Medicare Prescription Direct Subsidy
	(In Millions)
2006	$61	$21	$2
2007	64	22	2
2008	67	23	2
2009	70	25	3
2010	73	26	3
2011-2015	437	146	15

The net expense charged to operations for all employee benefit plans was $165 million, $160 million and $132 million for the years ended December 31, 2005, 2004 and 2003, respectively.

c.	Employee compensation plans

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are given an annual bonus based on individual and company performance. The costs associated with the short-term incentive compensation plan were recorded by the Company.

Nonqualified deferred compensation plans are offered allowing certain employees to elect to defer a portion of their compensation. Several shadow investment options are available under these plans. The majority of costs associated with the nonqualified deferred compensation plan were recorded by the Company with less than $1 million being recorded by the MMHLLC.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Key employees of the Company have been granted performance units in a long-term incentive compensation plan. Under this plan, performance units are granted at the start of each three year performance period. An individual employee’s participation and/or the number of units granted may vary from one cycle to the next based on performance, impact on organization and relative contribution. Each unit’s value is based on the three year consolidated results for the total enterprise on pre-established goals and measures for each performance cycle. Awards are paid at the completion of each three year performance period and are subject to forfeiture if separation from service occurs for reasons other than retirement, death, disability, divestiture or position elimination. During 2005, 25% of the costs were recorded by MMHLLC with the remainder recorded by the Company. In 2004, 50% of the costs related to the long-term incentive plan were recorded by MMHLLC with the remainder recorded by the Company.

Several key employees of the Company and MMHLLC have been granted special compensation agreements which provide fixed amounts that become vested and payable at retirement. These fixed amounts are invested in several shadow investment options specified by each agreement that allow for additional earnings to be credited based on market performance. During 2005, 98% of the costs related to the special compensation agreements were recorded by MMHLLC with the remainder recorded by the Company. In 2004, 99.9% of the costs were recorded by MMHLLC with the remainder recorded by the Company.

14.	Federal income taxes

Federal income taxes are based upon the Company’s best estimate of its current and deferred tax liabilities. Deferred income taxes, which provide for book versus tax temporary differences, are subject to limitations and are reported as a separate component of policyholders’ contingency reserves. Accordingly, the reporting of temporary differences, such as reserves and policy acquisition costs, and of permanent differences, such as policyholder dividends and tax credits, results in effective tax rates that differ from the federal statutory tax rate.

The components of the net deferred tax asset recognized in the Company’s assets, liabilities and policyholders’ contingency reserves are as follows:

	December 31,
	2005	2004
	(In Millions)
Total deferred tax assets	$2,315	$2,246
Total deferred tax liabilities	(1,210)	(1,244)

Net deferred tax asset	1,105	1,002
Deferred tax assets non-admitted	(700)	(607)

Net admitted deferred tax asset	$405	$395

Increase in non-admitted asset	$(93)	$(180)

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The provision for incurred tax expense (benefit) on earnings is as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Federal income tax expense (benefit)	$63	$122	$(132)
Foreign income tax expense	10	10	10

	73	132	(122)
Federal income tax (benefit) expense on net capital (losses) gains	(1)	21	—

Federal and foreign income tax expense (benefit)	$72	$153	$(122)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2005	2004	Change
	(In Millions)
Deferred tax assets:
Reserve items	$624	$615	$9
Policy acquisition costs	428	422	6
Non-admitted assets	254	250	4
Policyholder dividend related items	240	212	28
Investment items	167	196	(29)
Unrealized investment losses	141	169	(28)
Pension and compensation related items	169	154	(101)
Other	292	228	180

Total deferred tax assets	2,315	2,246	69
Non-admitted deferred tax assets	(700)	(607)	(93)

Admitted deferred tax assets	1,615	1,639	(24)

Deferred tax liabilities:
Unrealized investment gains	509	611	(102)
Investment items	287	224	63
Deferred and uncollected premium	178	175	3
Pension items	177	167	10
Other	59	67	(8)

Total deferred tax liabilities	1,210	1,244	(34)

Net admitted deferred tax asset	$405	$395	$10

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The change in net deferred income taxes, excluding amounts non-admitted, is comprised of the following:

	Years Ended December 31,
	2005	2004
	(In Millions)
Change in deferred tax assets	$69	$233
Change in deferred tax liabilities	34	(29)

Increase in deferred tax asset	103	204
Tax effect of unrealized gains	(102)	(38)
Tax effect of unrealized losses	28	(107)

Increase in net deferred income taxes	$29	$59

As of December 31, 2005, the Company had no net operating or capital loss carryforwards to include in deferred income taxes.

The provision for federal and foreign income tax expense is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing this difference are as follows:

	Years Ended December 31,
	2005		2004		2003
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	($ In Millions)
Provision computed at statutory rate	$220	35%	$151	35%	$70	35%
Investment items	(64)	(10)	(51)	(12)	(138)	(69)
Tax credits	(50)	(8)	(46)	(11)	(38)	(19)
Policyholder dividends	(47)	(8)	52	12	(34)	(17)
Change in reserve valuation basis	(22)	(4)	—	—	—	—
Non-admitted assets	(6)	—	(6)	(1)	(52)	(26)
Other	12	2	(6)	(1)	(11)	(6)

Total	$43	7%	$94	22%	$(203)	(102)%

Federal and foreign income tax expense (benefit)	$72		$153		$(122)
Change in net deferred income taxes	(29)		(59)		(81)

Total statutory income taxes expense (benefit)	$43		$94		$(203)

During the year ended December 31, 2005, the Company paid federal income taxes in the amount of $340 million. In 2004, the Company received federal income tax refunds in the amount of $85 million. In 2003, the Company paid federal income taxes in the amount of

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

$107 million. As of December 31, 2005, federal income taxes paid in the current and prior years that will be available for recovery in the event of future net losses were as follows: $21 million in 2005, $76 million in 2004 and $36 million in 2003.

The Job Creation and Worker Assistance Act of 2002 suspended the limitation on the deductibility of the Company’s dividends paid to policyholders for 2001 through 2003. The Pension Funding Equity Act of 2004 repealed the limitation for 2005 and later years. Based on data released by the United States Internal Revenue Service (“IRS”) during 2005, the Company revised its estimate used at year end 2004.

The American Jobs Creation Act of 2004, enacted October 22, 2004, included a one-time dividend received deduction on the repatriation of certain earnings to a U.S. taxpayer. Certain affiliates of the Company, recorded on an equity method, repatriated $50 million under this provision during the 2005 calendar year. The Company would have paid approximately an additional $6 million in taxes on the repatriated earnings without the one-time dividend received deduction.

The Company plans to file its 2005 federal income tax return with its eligible subsidiaries and certain affiliates. The Company and its eligible subsidiaries and certain affiliates are subject to a written tax-allocation agreement that allocates the group’s tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses and credits by other group members.

The IRS has completed its examination of the Company’s income tax returns through 2000 and is currently examining 2001 through 2003. Management believes any adjustments that may result from such examinations will not materially impact the Company’s financial position or liquidity. The outcome of a particular matter may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company’s income for the period.

15.	Business risks, commitments and contingencies

a.	Risks and uncertainties

The Company operates in a business environment subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk and credit risk. Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments and amounts due to policyholders. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company controls its exposure to this risk by, among other things, asset/liability matching techniques that account for the cash flow characteristics of the assets and liabilities. Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. Management does not believe that significant concentrations of credit risk existed as of December 31, 2005 and 2004 or for the three years ended December 31, 2005.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company’s currency exchange risk is related to non-U.S. dollar denominated investments, its medium-term note programs and international operations. The Company mitigates its currency exposures related to its medium-term note programs through the use of derivatives. Capital invested by the Company in its international operations is not subject to currency exchange risk as the assets backing the capital are generally denominated in U.S. dollars.

Asset based fees calculated as a percentage of the separate account assets are a source of revenue to the Company. Gains and losses in the equity markets may result in corresponding increases and decreases in the Company’s separate account assets and related revenue.

b.	Leases

The Company leases office space and equipment in the normal course of business under various non-cancelable operating lease agreements. Total rental expense on operating leases was $34 million, $32 million and $39 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Future minimum lease commitments are as follows:

(In Millions)
2006	$34
2007	30
2008	26
2009	19
2010	15
Thereafter	23

Total	$147

c.	Guaranty funds

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and policy claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially impact its financial position, results of operations, or liquidity.

d.	Litigation

The Company is involved in litigation arising in and out of the normal course of business, including purported class action suits, which seek both compensatory and punitive damages. In addition, the Company is engaged in litigation related to the termination of its former Chief Executive Officer in June 2005. Further, the Company, along with several other defendants, has been named in an adversary proceeding in the Enron bankruptcy. While the Company is not aware of any actions or allegations that should

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

reasonably give rise to a material adverse impact to the Company’s financial position or liquidity, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. The outcome of a particular proceeding may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the loss or liability and the level of the Company’s income for the period.

In 2005, the Company received final approval of a nationwide class action settlement resolving litigation proceedings involving alleged sales practices claims. The settlement class includes all policyholders, with certain limited exceptions, who have or had an ownership interest in permanent life policies, term life policies or disability income policies issued between January 1, 1983 and December 31, 2003. The settlement agreement resulted in the establishment of a liability of approximately $268 million in 2004. This estimated amount represents the cost to the Company of the settlement including related expenses. As of December 31, 2005, the Company has paid $81 million of the original estimated liability of $268 million, resulting in a remaining estimated liability of approximately $187 million.

e.	Regulatory inquiries

The Company is subject to governmental and administrative proceedings and regulatory investigations in the ordinary course of its business. The Company has cooperated fully with these regulatory agencies with regard to their investigations and has responded to information requests and comments.

These investigations include industry-wide investigations of issues such as (a) late trading and market timing in connection with mutual funds and variable insurance contracts, (b) revenue sharing, and (c) compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products. In connection with these investigations, the Company has been contacted by various regulatory agencies and state attorneys general including the Securities and Exchange Commission, National Association of Securities Dealers, Commonwealth of Massachusetts Division of Insurance, State of Connecticut Insurance Department, and the Attorneys General of Connecticut, Massachusetts and New York.

The Company believes that it is reasonable to expect that regulatory inquiries and investigations into the financial services industry will continue for the foreseeable future and may result in new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry as a whole. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. The outcome of a particular matter may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company’s income for the period.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

f.	Commitments

In the normal course of business, the Company provides specified guarantees and funding to MMHLLC and certain of its subsidiaries. At December 31, 2005 and 2004, the Company had approximately $130 million and $1,325 million of outstanding unsecured funding commitments, respectively, and a $500 million support agreement related to unsecured credit facilities. At December 31, 2005 and 2004, the Company had no liability attributable to the funding commitments or support agreement.

In the normal course of business, the Company enters into letter of credit arrangements. At December 31, 2005 and 2004, the Company had approximately $74 million and $46 million of outstanding letters of credit, respectively. At December 31, 2005 and 2004, the Company had no liability attributable to the letter of credit arrangements.

MMHLLC entered into an international asset management agreement that includes guarantees to pay damages suffered by a customer incurred as a result of breach of MMHLLC’s obligation under the agreement, and for any willful default, negligence or fraud by MMHLLC or its subsidiaries. At December 31, 2005, MMHLLC had no outstanding obligations attributable to these guarantees. This guarantee is subject to a $59 million limitation.

In the normal course of business, the Company enters into commitments to purchase certain investments. At December 31, 2005, the Company had outstanding commitments to purchase privately placed securities, real estate, mortgage loans and partnerships and LLCs, which totaled $495 million, $55 million, $1,295 million and $2,029 million, respectively. The majority of these commitments have funding periods that extend from one to five years. The Company is not required to fund commitments once the commitment period expires.

The Company had commitments related to property lease arrangements, certain indemnities and commitments made in connection with acquisitions, dispositions, investments and other business obligations in the normal course of business. At December 31, 2005 and 2004, the Company had no outstanding obligations attributable to these commitments.

Certain commitments and guarantees of the Company provide for the maintenance of subsidiary regulatory capital and surplus levels and liquidity sufficient to meet certain obligations. These commitments and guarantees are not limited. At December 31, 2005 and 2004, the Company had no outstanding obligations attributable to these commitments and guarantees.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

16.	Withdrawal characteristics

a.	Annuity actuarial reserves and deposit fund liabilities

The withdrawal characteristics of the Company’s annuity actuarial reserves and deposit fund liabilities at December 31, 2005 are illustrated below:

	Amount	% of Total
	(In Millions)
Subject to discretionary withdrawal -
With fair value adjustment	$7,824	17%
At book value less current surrender charge of 5% or more	435	1
At fair value	29,459	62

Subtotal	37,718	80%
Subject to discretionary withdrawal -
At book value without fair value adjustment	2,330	5
Not subject to discretionary withdrawal	7,266	15

Total	$47,314	100%

The following is the reconciliation of total annuity actuarial reserves and deposit fund liabilities at December 31, 2005:

(In Millions)
Statutory Statements of Financial Position:
Policyholders’ reserves - group annuities	$9,020
Policyholders’ reserves - individual annuities	2,808
Policyholders’ reserves - guaranteed investment contracts	669
Deposit fund balances	4,339

Subtotal	16,836

Separate Account Annual Statement:
Annuities	29,452
Other annuity contract deposit funds and guaranteed interest contracts	1,026

Subtotal	30,478

Total	$47,314

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Separate accounts

Information regarding the separate accounts of the Company as of and for the period ended December 31, 2005 is as follows:

	Indexed	Non- Indexed	Non- Guaranteed	Total
	(In Millions)
Net premium, considerations or deposits	$—	$—	$6,041	$6,041

Reserves:
For accounts with assets at:
Fair value	$1,019	$738	$29,409	$31,166
Amortized cost	—	—	476	476

Total reserves	1,019	738	29,885	31,642
Other liabilities	—	—	262	262

Total	$1,019	$738	$30,147	$31,904

By withdrawal characteristics:
Subject to withdrawal:
With fair value adjustment	$1,019	$—	$—	$1,019
At book value without fair value adjustment and current surrender charge of 5% or more	—	—	399	399
At fair value	—	738	29,416	30,154
At book value without fair value adjustment and with current surrender charge less than 5%	—	—	70	70

Subtotal	1,019	738	29,885	31,642
Other liabilities	—	—	262	262

Total	$1,019	$738	$30,147	$31,904

For the year ended December 31, 2005, transfers to separate accounts were $7,959 million and transfers from separate accounts were $6,550 million. The net transfers to separate accounts of $1,409 million were included in the Statutory Statements of Income.

17.	Presentation of the Statutory Statements of Cash Flows

The presentation of the 2003 Statutory Statement of Cash Flows has been changed to the direct method from the indirect method. As required by SSAP No. 69 “Statement of Cash Flows,” the Company has included in the Consolidated Statutory Statements of Cash Flows, non-cash transactions primarily related to the following: (1) the exchange of bonds for bonds of $3,245 million, $1,125 million and $944 million for the years ended December 31, 2005, 2004 and 2003, respectively; (2) the transfer of real estate to separate accounts of $360 million for the year ended December 31, 2004; (3) the conversion of bonds to stocks of $9 million, $29 million and $293 million for the years ended December 31, 2005, 2004 and 2003, respectively; and (4) the conversion of stocks to stocks of $123 million for the year ended December 31, 2005.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

18.	Subsidiaries and affiliated companies

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 2005 is illustrated below. Subsidiaries are wholly-owned, except as noted.

Subsidiaries of Massachusetts Mutual Life Insurance Company

CM Assurance Company

CM Benefit Insurance Company

C.M. Life Insurance Company

MassMutual Holding LLC

MassMutual Owners Association, Inc.

The MassMutual Trust Company

MML Distributors, LLC

Subsidiaries of C.M. Life Insurance Company

MML Bay State Life Insurance Company

Subsidiaries of MassMutual Holding LLC

HYP Management LLC

MassMutual Assignment Company

MassMutual Benefits Management, Inc.

MassMutual Funding LLC

MassMutual Holding MSC, Inc.

MassMutual International, Inc.

MMHC Investment LLC

MML Investors Services, Inc.

MML Realty Management Corporation

Urban Properties, Inc.

Cornerstone Real Estate Advisers LLC

Babson Capital Management LLC

Oppenheimer Acquisition Corporation – 96.8%

Baring Asset Management Holdings, Inc.

MassMutual Baring Holding, LLC

Golden Retirement Resources Inc.

MassMutual Holdings (Bermuda) Ltd.

MML Financial, LLC

Affiliates of Massachusetts Mutual Life Insurance Company

MML Series Investment Funds

MassMutual Select Funds

MassMutual Premier Funds

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

Financial Statements included in Part A

None

Financial Statements included in Part B

The Registrant

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2005

Statements of Operations and Changes in Net Assets for the years ended December 31, 2005 and 2004

Notes to Financial Statements

The Depositor

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2005 and 2004

Statutory Statements of Income for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

Notes to Statutory Financial Statements

(b) Exhibits

Exhibit 1	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)

Exhibit 2	Not Applicable.

Exhibit 3	(i) Principal Underwriting Agreement.(3)

(ii) Underwriting and Servicing Agreement.(3)

Exhibit 4	Form of Individual Annuity Contract.(*)

Exhibit 5	Form of Individual Annuity Application.(*)

Exhibit 6	(i) Copy of Articles of Incorporation of the Company.(1)

(ii) Copy of the Bylaws of the Company.(1)

1

Exhibit 7	Not Applicable.

Exhibit 8	(i) Form of Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer, Inc.(6)

(ii) Form of Participation Agreement with Panorama Series Fund, Inc.(2)

(iii) Form of Participation Agreement with Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III.(4)

(iv) Form of Participation Agreement with AIM Variable Insurance Funds, Inc.(8)

(v) Form of Participation Agreement with MML Series Investment Fund.(5)

(vi) Form of Participation Agreement with MML Series Investment Fund II.(5)

(vii) Form of Participation Agreement with PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC.(6)

(viii) Form of Participation Agreement with ING Variable Products Trust.(6)

Exhibit 9	Opinion and Consent of Counsel.*

Exhibit 10	(i) (a) Consent of Independent Registered Public Accounting Firm, KPMG LLP*

(ii) Powers of Attorney(7):

Stuart H. Reese

Roger G. Ackerman

James R. Birle

Gene Chao

James H. DeGraffenreidt

Patricia Diaz Dennis

James L. Dunlap

William B. Ellis

Robert Essner

Robert M. Furek

Carol A. Leary

William B. Marx, Jr.

John F. Maypole

Marc Racicot

Norman A. Smith

Peter Lahaie

Michael Rollings*

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

Exhibit 14	None.

(1)	Incorporated by reference to initial Registration Statement (No. 333-45039) filed on January 28, 1998.
(2)	Incorporated by reference to Registration Statement No. 333-22557, filed on February 28, 1997.

2

(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039, filed on June 4, 1998.
(4)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on Form S-6 on October 20, 1998.
(5)	Incorporated by reference to the Initial Registration Statement No. 333-130156 filed on Form N-4 on December 6, 2005.
(6)	Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement No. 333-80991, filed on Form N-4 in April 2006.
(7)	Incorporated by reference to Post-Effective Amendment No. 9 to Registration No. 333-81015, filed in April 2006.
(8)	Incorporated by reference to the Initial Registration Statement No. 333-131007 filed on Form N-4 on January 13, 2006.
*	Filed herewith.

Item 25. Directors and Officers of the Depositor

3

Directors of Massachusetts Mutual Life Insurance Company

Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940

James R. Birle, Chairman 1295 State Street Springfield, MA 01111	Robert M. Furek, Director 1370 Cutler Court Marco Island, FL 34145

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Carol A. Leary, Director 588 Longmeadow Street Longmeadow, MA 01106

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20080	William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299

Patricia Diaz Dennis, Director 175 East Houston, Room 11-A-50 San Antonio, TX 78205	John F. Maypole, Director 55 Sandy Hook Road - North Sarasota, FL 34242

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Marc Racicot, Director 1130 Connecticut Ave., NW, Suite 1000 Washington, DC 20036

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Stuart H. Reese, Director, President and Chief Executive Officer 1295 State Street Springfield, MA 01111

Executive Vice Presidents:

Frederick Castellani 1295 State Street Springfield, MA 01111	John V. Murphy 1295 State Street Springfield, MA 01111

Roger Crandall 1295 State Street Springfield, MA 01111	Mark Roellig 1295 State Street Springfield, MA 01111

William F. Glavin 1295 State Street Springfield, MA 01111

Michael T. Rollings 1295 State Street Springfield, MA 01111

Elaine A. Sarsynski 1295 State Street Springfield, MA 01111

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

4

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I. DIRECT SUBSIDIARIES OF MASSMUTUAL – MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company (July 2, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company (April 18, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding LLC – 1%.)

E.	MassMutual Holding LLC (Nov. 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker-dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, a Delaware limited liability company which operates as a broker-dealer.

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 88.4% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc. – 46%)

1.)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation, which used to operate as the owner of Hotel du Parc in Montreal, Quebec, Canada. Inactive.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Cornerstone Real Estate Advisers, LLC (Jan. 20, 1994), a Delaware limited liability company which operates as an investment adviser.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, LLC – 50%; MML Realty Management Corporation – 50%).

4.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

a.	Charter Oak Capital Management, Inc. (March 15, 1996), a Delaware corporation which formerly operated as a manager of institutional investment portfolios.

b.	Babson Capital Securities Inc (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

c.	Babson Capital Management Inc., a Delaware corporation which holds a real estate license.

d.	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (Babson Capital Management LLC is a limited partner in AM with a controlling interest – 58%).

e.	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (Babson Capital Management LLC owns a controlling interest -58% – of DP.)

f.	Leland Fund Multi G.P., Ltd. (March 8, 2001) is a corporation that acts as the general partner to several entities that comprise the hedge fund know as Leland.

g.	Babson Capital Japan KK, formerly known as MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment adviser.

h.	Babson Capital Guernsey Limited, an investment management company organized under the laws of Isle of Guernsey.

1.)	Babson Capital Europe Limited, an institutional debt-fund manager organized under the laws of England and Wales.

a.)	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

b.)	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

i.	Babson Investment Company, a Massachusetts securities corporation used to hedge certain employee benefit obligations of Babson Capital Management LLC.

5.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding LLC – 97.9%).

a.	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

1.)	Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

2.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

3.)	Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

4.)	Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

5.)	Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

6.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

7.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

a.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

b.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

c.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

d.)	OppenheimerFunds (Asia) Limited, a Hong Kong mutual fund marketing company. (10% by OFI)

8.)	OppenheimerFunds International, Ltd. (July 9, 1997), a wholly-owned subsidiary of OppenheimerFunds, Inc., is the manager of OppenheimerFunds Real Asset Futures plc and OppenheimerFunds plc, each a Dublin-based investment company, for which OppenheimerFunds, Inc. provides portfolio management services as an investment adviser.

b.	Tremont Group Holdings, Inc. (previously, Tremont Capital Management, Inc.) (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

1.)	Tremont (Bermuda), Ltd., a Bermuda-based investment adviser.

2.)	Tremont Partners, Inc., (1984) a Connecticut corporation that is a registered investment adviser.

3.)	Tremont Capital Management Limited, a company based in the United Kingdom.

4.)	Tremont Securities, Inc., a New York company that acts as a registered broker dealer.

5.)	Tremont Capital Management, Corp. (owned 77% by Tremont Capital Management, Inc.), a New York company.

6.)	Tremont Capital Management (Asia) Limited, a Hong Kong company.

7.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds.

6.	HYP Management LLC (July 24, 1996), a Delaware limited liability company which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

7.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

8.	MMHC Investment LLC (July 24, 1996), a Delaware limited liability company which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

9.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation – 50%; Cornerstone Real Estate Advisers LLC – 50%).

10.	MassMutual International LLC (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International LLC is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.9% by MassMutual International LLC and .01% by MassMutual Holding LLC.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.) and Kenneth Yu (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company currently holding 12% of MassMutual Life Insurance Company in Japan.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

6.)	MassMutual Asia Investors Limited, a Hong Kong company that provides investment advisory services.

b.	MassMutual Internacional (Chile) Limitada, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International LLC – 79.43%; MassMutual Holding LLC – .07%; 1279342 Ontario Limited – 20.5%)

1.)	Compañia de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) Limitada – 33.5%)

c.	MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

d.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International LLC – 99.9%; MassMutual Holding LLC – .01%)

e.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which currently acts as a holding company for MMI’s interest in Taiwan.

1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc. – 39%)

a.) Fuh Hwa Investment Trust Co. Ltd, a mutual fund firm in Taiwan (MassMutual Mercuries Life Insurance Company – 31%; MassMutual International Holding MSC, Inc. – 18.4%)

f.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International LLC – 75.19%; MM Real Estate Co., Ltd. – 9.49%; Protective Capital (International) Ltd. – 7.92%); and MassMutual Asia Limited – 7.38%).

1.)	MM Real Estate Co., Ltd., a Japanese entity which holds and manages real estate. (MassMutual Life Insurance Company – 4.8%; MassMutual International LLC – 95.2%)

11.	MassMutual Funding LLC (May 11, 2000), a Delaware limited liability company which issues commercial paper.

12.	MassMutual Assignment Company (Oct. 4, 2000), a North Carolina corporation which operates a structured settlement business.

13.	MML Financial, LLC (May 7, 2004), a Delaware limited liability company which operates as a holding company.

a.	MMLA UK Limited, a limited liability company organized under the laws of England and Wales.

b.	MML Investment Products, LLC, (November 9, 2004) a Delaware limited liability company licensed to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily makes investments.

c.	MML Assurance, Inc. (November 29, 2004), a New York insurance company.

d.	Invicta Holdings LLC (April 12, 2006), a Delaware limited liability company that acts as a holding company.

1.)	Invicta Advisors LLC (April 12, 2006), a Delaware limited liability company that will serve as the management entity of Invicta Credit LLC.

2.)	Invicta Capital LLC (April 12, 2006), a Delaware limited liability company that will guarantee the obligations of Invicta Credit LLC.

a.)	Invicta Credit LLC (April 12, 2006). a Delaware limited liability company that will operate as a credit derivative product company selling credit protection using credit default swaps.

14.	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

a.	MassMutual Holdings (Bermuda) Ltd., a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

1.)	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts an investment manager/adviser.

a.)	Baring Asset Management Life Limited (December 6, 1999), a company incorporated under the laws of England and Wales that acts as an authorized representative of NNUK under Section 44 of the Financial Services Act of 1986.

b.)	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

c.)	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

d.)	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

e.)	Baring Private Investment Management Limited (February 23, 1989), a company incorporated under the laws of England and Wales. This is a non-trading company.

f.)	Baring International Investment Management Holdings Limited (November 12, 1985), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

i.	Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

ii.	Baring France S.A.S. (July 24, 1997), a company incorporated under the laws of France that handles distribution and client services for qualified investors.

iii.	Baring Investment Administrative Services (South Africa) Limited (September 4, 1998), a company incorporated under the laws of South Africa. The company was incorporated to serve as the South African Representative Office for selected collective investment schemes as contemplated in the Regulations made pursuant to Section 37A(1) of the Units Trusts Control Act, 1981 as amended.

iv.	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK.

v.	Baring International Investment Management Limited (October 26, 1973), an intermediate holding company organized in Hong Kong.

aa.	Baring Mutual Fund Management S.A.(June 8, 1989), a company organized in the Grand Duchy of Luxembourg that acts as the manager of the New Russia Fund.

bb.	Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

i.).	Baring Asset Management (CI) Limited (July 18, 1990), an investment management company organized under the laws of the Isle of Guernsey.

ii.)	Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

iii.)	Baring Mutual Fund Management (Ireland) Limited (November 29, 1991), a company incorporated under the laws of Ireland that acts as an investment adviser.

iv.)	Baring Sice (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

v.)	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

aa.)	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

bb.)	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

cc.)	Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

dd.)	Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser incorporated under the laws of Australia.

b.	Baring Asset Management Holdings, Inc. (March 16, 1979), a Delaware corporation that acts as an intermediate holding company.

1.)	Baring Asset Management, Inc. (September 28, 1967), a Massachusetts corporation that acts as an investment adviser.

2.)	Baring Investment Services, Inc. (December 22, 1987), a Delaware corporation that acts as a captive broker-dealer.

F.	The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

•	MassMutual Premier Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

•	MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

•	MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.

•	MassMutual Select Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

•	MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.

•	MML Series Investment Fund II, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

•	The Greater China Fund, Inc and The Asia Pacific Fund, Inc: closed-end registered investment companies to which Baring Asset Management (Asia) Limited is the investment adviser.

•	Bond Fund Series

•	Centennial California Tax-Exempt Trust

•	Centennial Government Trust

•	Centennial Money Market Trust

•	Centennial New York Tax Exempt Trust

•	Centennial Tax Exempt Trust

•	OFI Tremont Core Strategies Hedge Fund

•	OFI Tremont Market Neutral Hedge Fund

•	Oppenheimer Absolute Return Fund

•	Oppenheimer AMT-Free Municipals

•	Oppenheimer AMT-Free New York Municipals

•	Oppenheimer Balanced Fund

•	Oppenheimer Baring China Fund

•	Oppenheimer Bring Japan Fund

•	Oppenheimer California Municipal Fund

•	Oppenheimer Capital Appreciation Fund

•	Oppenheimer Capital Income Fund

•	Oppenheimer Cash Reserves

•	Oppenheimer Champion Income Fund

•	Oppenheimer Developing Markets Fund

•	Oppenheimer Discovery Fund

•	Oppenheimer Dividend Growth Fund

•	Oppenheimer Emerging Growth Fund

•	Oppenheimer Emerging Technologies Fund

•	Oppenheimer Enterprise Fund

•	Oppenheimer Equity Fund, Inc.

•	Oppenheimer Global Fund

•	Oppenheimer Global Opportunities Fund

•	Oppenheimer Gold & Special Minerals Fund

•	Oppenheimer Growth Fund

•	Oppenheimer High Yield Fund (in the process of de-registering)

•	Oppenheimer Institutional Money Market Fund

•	Oppenheimer Integrity Funds

•	Oppenheimer International Bond Fund

•	Oppenheimer International Diversified Fund

•	Oppenheimer International Growth Fund

•	Oppenheimer International Large-Cap Core Trust (in the process of de-registering)

•	Oppenheimer International Small Company Fund

•	Oppenheimer International Value Trust

•	Oppenheimer Limited Term California Municipal Fund

•	Oppenheimer Limited-Term Government Fund

•	Oppenheimer Main Street Funds, Inc.®

•	Oppenheimer Main Street Opportunity Fund®

•	Oppenheimer Main Street Small Cap Fund®

•	Oppenheimer MidCap Fund

•	Oppenheimer Money Market Fund, Inc.

•	Oppenheimer Multi-State Municipal Trust

•	Oppenheimer Municipal Fund

•	Oppenheimer Portfolio Series

•	Oppenheimer Principal Protected Trust II®

•	Oppenheimer Principal Protected Trust III®

•	Oppenheimer Principal Protected Trust®

•	Oppenheimer Quest Capital Value Fund, Inc.

•	Oppenheimer Quest For Value Funds

•	Oppenheimer Quest International Value Fund, Inc.

•	Oppenheimer Quest Value Fund, Inc.

•	Oppenheimer Real Asset Fund

•	Oppenheimer Real Estate Fund

•	Oppenheimer Rochester Arizona Municipal Fund

•	Oppenheimer Rochester Maryland Municipal Fund

•	Oppenheimer Rochester Massachusetts Municipal Fund

•	Oppenheimer Rochester Michigan Municipal Fund

•	Oppenheimer Rochester Minnesota Municipal Fund

•	Oppenheimer Rochester North Carolina Municipal Fund

•	Oppenheimer Rochester Ohio Municipal Fund

•	Oppenheimer Rochester Virginia Municipal Fund

•	Oppenheimer Select Value Fund

•	Oppenheimer Senior Floating Rate Fund

•	Oppenheimer Series Fund, Inc.

•	Oppenheimer SMA Series

•	Oppenheimer Strategic Funds Trust

•	Oppenheimer Total Return Bond Fund (in the process of de-registering)

•	Oppenheimer Transition 2010

•	Oppenheimer Transition 2015

•	Oppenheimer Transition 2020

•	Oppenheimer Transition 2030

•	Oppenheimer Tremont Market Neutral Fund, LLC

•	Oppenheimer Tremont Opportunity Fund, LLC

•	Oppenheimer U.S. Government Trust

•	Oppenheimer Variable Account Funds:

•	Panorama Series Fund, Inc.

•	Rochester Fund Municipals

•	Rochester Portfolio Series

Item 27. Number Of Contract Owners

Not applicable because there were no contracts sold as of the date of this registration statement.

Item 28. Indemnification

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MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

Article	V. of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article	V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;
(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraph.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Item 29. Principal Underwriters

(a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

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OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Officer	Business Address
Peter G. Lahaie	President Chief Executive Officer State St. OSJ Supervisor Chief Financial Officer Treasurer	1295 State Street Springfield, MA 01111-0001

Thomas A. Monti	Member Representative Massachusetts Mutual Life Insurance Co. Member Representative MassMutual L.L.C.	1295 State Street Springfield, MA 01111-0001

Ronald E. Thomson	Vice President	1295 State Street Springfield, MA 01111-0001

Robert S. Rosenthal	Vice President Chief Legal Officer Secretary	1295 State Street Springfield, MA 01111-0001

William F. Monroe, Jr.	Vice President	1295 State Street Springfield, MA 01111-0001

Kevin LaComb	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Edward K. Duch, III	Assistant Secretary	1295 State Street Springfield, MA 01111-0001

Susan Scanlon	Chief Compliance Officer and Enfield OSJ Supervisor	1295 State Street Springfield, MA 01111-0001

Marilyn Edstrom	Entity Contracting Officer	1295 State Street Springfield, MA 01111-0001

Anne Melissa Dowling	Large Corporate Markets Supervisor	100 Bright Meadow Boulevard Enfield, CT 06082

Kathy Rogers	Continuing Education Officer	1295 State Street Springfield, MA 01111-0001

Alan Taylor	Registration Manager	1295 State Street Springfield, MA 01111-0001

Donna Watson	Cash and Trading Supervisor Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Bruce C. Frisbie	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Donna K. Resutek	Chief Information Officer	1295 State Street Springfield, MA 01111-0001

Eugene Charon	Assistant Vice President and Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Jennifer Lake	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Lenore MacWade	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Denise Kresock	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Cade Cherry	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Steve Holstein	Variable Life Marketing Supervisor	1295 State Street Springfield, MA 01111-0001

Craig Waddington	Variable Life Sales Supervisor	1295 State Street Springfield, MA 01111-0001

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 100 Bright Meadow Boulevard, Enfield, CT 06082.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)	Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)	Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)	Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Pre-Effective Amendment No. 1 to Registration Statement 333-131007 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the      day of November 2, 2006.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ STUART H. REESE*
Director, President and Chief Executive Officer Massachusetts Mutual Life Insurance Company

/S/ STEPHEN L. KUHN
On November 2, 2006, as Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement 333-131007 has been signed by the following persons in the capacities and on the dates indicated.

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Signature	Title	Date

/s/ STUART H. REESE* Stuart H. Reese	Director, President and Chief Executive Officer (Principal Executive Officer)	November 2, 2006

/s/ MICHAEL T. ROLLINGS* Michael T. Rollings	Executive Vice President and Chief Financial Officer	November 2, 2006

/s/ NORMAN A. SMITH* Norman A. Smith	Corporate Vice President and Controller	November 2, 2006

/S/ ROGER G. ACKERMAN* Roger G. Ackerman	Director	November 2, 2006

/s/ JAMES R. BIRLE* James R. Birle	Director	November 2, 2006

/s/ GENE CHAO* Gene Chao	Director	November 2, 2006

/s/ JAMES H. DEGRAFFENREIDT, JR.* James H. DeGraffenreidt, Jr.	Director	November 2, 2006

/S/ PATRICIA DIAZ DENNIS* Patricia Diaz Dennis	Director	November 2, 2006

/s/ JAMES L. DUNLAP* James L. Dunlap	Director	November 2, 2006

/s/ WILLIAM B. ELLIS* William B. Ellis	Director	November 2, 2006

/S/ ROBERT ESSNER* Robert Essner	Director	November 2, 2006

/s/ ROBERT M. FUREK* Robert M. Furek	Director	November 2, 2006

/s/ CAROL A. LEARY* Carol A. Leary	Director	November 2, 2006

/s/ WILLIAM B. MARX, JR.* William B. Marx, Jr.	Director	November 2, 2006

/s/ JOHN F. MAYPOLE* John F. Maypole	Director	November 2, 2006

/S/ MARC RACICOT* Marc Racicot	Director	November 2, 2006

/s/ STEPHEN L. KUHN *Stephen L. Kuhn	On November 2, 2006, as Attorney-in-Fact pursuant to powers of attorney

INDEX TO EXHIBITS

Exhibit 4		Form of Individual Annuity Contract

Exhibit 5		Form of Individual Annuity Application

Exhibit 9		Opinion and Consent of Counsel

Exhibit 10	(i)	Consent of Independent Registered Public Accounting Firm, KPMG LLP

Exhibit 10	(ii)	Power of Attorney Michael Rollings